10/31


06018560

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Wavin N.V.

*CURRENT ADDRESS Stationsplein 3
8011 CW Zwolle
The Netherlands

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 21 2006
THOMSON FINANCIAL

FILE NO. 82- 35041 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 11/17/06

RECEIVED
2006 OCT 31 P 3:28
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Annual financial statements 2004



PRESS RELEASE

WAVIN'S 2004 RESULTS SHOW RECORD REVENUE AND PROFIT

Zwolle, 1 March 2005 – Wavin, Europe's leading supplier of plastic pipe systems, performed strongly in 2004 despite the challenging circumstance of rapidly increasing raw material prices:

- Net sales increased 10.0% to EUR 1,032 million
- Operating profit (EBIT) improved 12.3% to EUR 71 million
- Net profit up 24.4% to EUR 46.8 million
- Gross cash flow EUR 85 million (2003: EUR 71 million)
- Acquisition of Hepworth expected to be completed by the end of March

Statement from Philip Houben, President and CEO
"In the year that Wavin celebrates its 50th anniversary it is gratifying to report all-time records in sales, operating and net profit over 2004. We are now a billion Euro company in terms of sales and our net profit was a healthy EUR 47 million. Main drivers behind our satisfactory performance are a better than expected upturn in demand across continental Europe and an exceptionally solid performance from recent acquisitions in the well-developing Central and Eastern European markets. Both factors helped to offset the impact of rapidly increasing raw material costs, which led to margin pressure especially during the second half of the year."

Wavin Group key figures (EUR million)	2004	2003	% change
Net Sales	**1,032**	937	10.0%
Operating profit (EBIT)	**71**	63	12.3%
Net profit	**47**	38	24.4%
Cash flow (net profit + depreciation + amortisation)	**85**	71	19.9%
Investments (excl. goodwill)	**44**	39	13,0%
Employees (year end)	**5,060**	4,885	
Operating result (EBIT)/Average Net Capital Employed	**17.1%**	16.0%	
Net Profit/Average Shareholders' Funds	**22.3%**	16.8%	
Guaranteed Capital/Total Assets	**36.8%**	49.5%	

Margin development
The impact of the sharply increasing raw material prices was significant. Certain resin prices increased by more than 40% in the course of the year. During the year, Wavin companies across Europe were forced to announce several price increases to limit margin erosion.

Developments per business segment
In all Wavin business segments, developments were encouraging:

- In the Building segment (systems for hot and cold water, soil and waste applications, sanitation purposes and rainwater management), the total number of housing starts is showing growth again and renovation activities continue their favourable momentum. The underlying trend for plastic pipe systems has again outperformed general construction statistics. The company confirmed its growth ambitions in this segment, sales increased 22.2% to EUR 311.2 million.
- In the Civils segment (pipe systems, inspection chambers and manholes for sewage, drainage, irrigation, and stormwater management), investments in infrastructure projects varied significantly throughout Europe, but overall developments were encouraging. Sales grew 10.6% to EUR 414.9 million, further strengthening Wavin's leading market position in Europe.
- The Utility segment (systems for gas and water, cable ducts for telecommunication, signalling and computer networks) was challenging in 2004. Sales grew 5.1% to EUR 239.2 million. Given the commoditised market, the rapidly increasing raw material prices and the traditionally low margins, the company is carefully reviewing its options in this segment.

Developments per region
Most operating companies contributed positively and were able to maintain or strengthen their results and market position. Higher revenues were realised in France, Ireland, Poland, the Czech Republic and the Netherlands while in the UK demand levelled off.
In Central and Eastern Europe Wavin realised 28.6% sales growth. In Bulgaria a new office was established. Acquired in 2003, Ekoplastik in the Czech Republic and Labko in Finland, were successfully integrated. The surface heating and cooling specialist RCS (Austria) and the Hot & Cold specialist Chemidro (Italy) were taken over and consolidated. Shortly after the close of the reporting year 2004 the remaining share of the floor heating company ThermoBoard (UK), was taken over.

Acquisition of Hepworth Building Products
On 29 October 2004 Wavin announced it's intention to acquire Hepworth Building Products a Vaillant subsidiary. Recently the UK Competition Authority (Office of Fair Trading) gave its clearance for this acquisition. Wavin and Vaillant expect to finalise the transaction by the end of March.

Research and development
In 2004, sales from new products (on the market for less than five years) reached 13.5% of total sales and are moving towards the company target of 15%. Innovative products were developed both at the central development facility at Wavin Marketing & Technology and at the operating companies.

Outlook 2005
It is expected that growth of the construction market in Western Europe will continue to be subdued. In Eastern Europe more vigorous market growth is projected. Uncertainty in the development of raw material prices, which we expect to further increase in the first half of the year, makes a reliable projection for the year ahead difficult.
Volume trends and recent acquisitions will contribute to further topline growth. Wavin expects that, barring unforeseen circumstances, results in 2005 will once more be ahead of the previous year.

Profile Wavin B.V.
Wavin, headquartered in Zwolle, the Netherlands, is a leading supplier of plastic pipe systems. A major player in the Building, Civils and Utility segments, Wavin is present in 27 European countries with its own facilities and employs over 5000 people. Outside Europe, Wavin has a global network of more than 90 agents, licensees and distributors. Wavin's mission is "to be the unrivalled European supplier of plastic pipe systems in terms of product range, innovation, logistical services and geographical presence." Wavin has its own internationally recognised R&D centre and allocates considerable sums to the development of new products and processes. More details about Wavin can be found at www.wavin.com

For further information:

Herbert van Zijl
Director Corporate Communication
Wavin B.V.

Tel.: +31 38 429 4209
E-mail: Herbert_van_Zijl@wavin.com
Mobile: +31 6 51461442

APPENDIX A

RECEIVED
2006 OCT 31 P 3:37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Deed of Incorporation

INFORMAL ENGLISCH TRANSLATION
OF THE NOTARIAL DEED OF
INCORPORATION OF
Wavin Investments B.V.

Executed before a deputy of R.J.C. van Helden, notaris in Amsterdam, the Netherlands

Dated August 8th, 2005

INCORPORATION@
Wavin Investments B.V.@

On the eighth day of August two thousand and five,
appeared before me,
Bauke Beerns Faber, candidate-notaris, living in Amsterdam, hereinafter to be called: notaris, as deputy of Rudolf Jan Cornelis van Helden, notaris in Amsterdam, the Netherlands:
miss Joyce Lisette Burger, employee of Mr M.J. Meijer c.s. notarissen, established in 1017 DW Amsterdam, Keizersgracht 695-699, born in Hoorn, the Netherlands on the thirtieth day of January nineteen hundred and seventy-eight, unmarried and not registered as partner, holder of passport number NG1371553
(the "**Appearer**"),
in the present matter acting as duly authorised representative of:
Wavin Luxembourg S.A., a Société Anonyme, incorporated under the law of Luxembourg, having its registered seat *(statutaire zetel)* in Luxembourg, Place du théâtre 5, L-2613 Luxembourg
(the "**Incorporator**").
Power of attorney
The power of attorney, evidencing the authorization of the Appearer, is attached to this deed.
The Appearer declared that he was incorporating, on behalf of the Incorporator, by this deed a private company with limited liability, the Articles of Association of which have

been established as follows:

ARTICLES OF ASSOCIATION

Article 1: Name and Official Seat

1. The name of the Company is: **Wavin Investments B.V.**
2. It has its official seat in Amsterdam and may have branch offices elsewhere.

Article 2: Objects

1. The objects for which the Company is established are:
   (a) to finance companies and other enterprises, to borrow, to lend and to raise funds, to participate in all types of financial transactions, including the issue of bonds, promissory notes or other securities or evidences of indebtedness, to invest in securities in the widest sense of the word, to grant guarantees, to bind the company and to grant security over its assets for the obligations of companies and other enterprises with which it forms a group and of third parties;
   (b) to incorporate and to participate in any way whatsoever in, to manage, to supervise and to cooperate with companies and other enterprises, to acquire, to keep, to alienate or in any other manner to manage all sorts of participations and interests in other companies and other enterprises, to enter into joint ventures with other companies and enterprises;
   (c) to acquire, to manage, to operate, to encumber and to alienate personal and real property and any right to or interest in personal and real property;
   (d) to obtain, to exploit and to alienate patents and other intellectual property rights, to acquire and to grant licences, sublicences and similar rights of whatever name and description and if necessary, to protect rights derived from patents and other intellectual property rights, licences, sublicences and similar rights against infringement by third parties; and
   (e) to engage, in any way whatsoever, in trading activities, including the import, export, purchase, sale, distribution and marketing of products and raw materials.
2. The objects specified in the preceding paragraph shall be construed in the widest sense so as to include any activity or purpose which is related, incidental, or conducive thereto, including, as the case may be, the granting of loans as referred to in paragraph 5 of Article 3.
3. In pursuing its objects, the Company shall also take into account the interests of the group of companies and enterprises with which it is affiliated.

Article 3: Capital and Shares

1. The authorised capital of the Company is ninety thousand Euro (€ 90,000.00), divided into ninety thousand (90,000) shares of one Euro (€ 1.00) each. The shares shall be indivisible, shall be registered shares, and shall be numbered consecutively from one upwards. No share certificates shall be issued.

2. Shares not yet issued shall be issued at such price, upon such conditions and at such times as the General Meeting of Shareholders, or another body to which the General Meeting of Shareholders has transferred its power in relation thereto, shall determine, provided that the shares shall not be issued at a price below par value.
3. In the event of new shares being issued each existing shareholder shall have a preferential right to subscribe for them in proportion to his existing shareholding. Shareholders have no preferential right in respect of shares which are issued to employees of the Company or of an affiliated company, or to a person who exercises a previously acquired right to acquire shares. Such preferential rights may be limited or excluded by a resolution of the General Meeting of Shareholders or by such other body of the Company to which the General Meeting of Shareholders has transferred its power in relation thereto under paragraph 2 of this Article, provided that such limitation or exclusion shall in each case apply to only one particular issue of shares.
4. The provision of the preceding two paragraphs shall apply mutatis mutandis to the granting of rights to subscribe for shares.
5. The Company shall not, save to the extent permitted by statute, grant security, give price guarantees or in any other way commit itself or declare itself to be jointly or severally liable with or for others, with a view to enabling third parties to subscribe for or acquire shares in its capital or depositary receipts thereof. The foregoing applies also in respect of shares and depositary receipts of shares in the capital of a Dutch company of which the company is subsidiary.
   Loans for the purpose of acquiring shares in its capital or depositary receipts thereof may be granted by the Company up to the amount of its distributable reserves, provided that the Company shall maintain a non-distributable reserve equal to the amount outstanding on such loans.
6. If the aggregate of the issued and paid-up share capital of the Company (including calls made) and the reserves which it is required by statute or these Articles of Association to maintain is less than the most recently determined statutory minimum capital, the Company is required to maintain a reserve equivalent to the difference between those amounts.

Article 4: Acquisition by the Company of its own shares

1. Any acquisition by the Company of shares in its own capital which are not fully paid-up shall be null and void.
2. The Company may acquire fully paid-up shares in its own capital, provided such acquisition is for no consideration or if:
   (a) its shareholders' equity, reduced by the acquisition price, is not less than the paid-up share capital (including calls made) together with the amount of such reserves as it is required by statute of by these Articles of Association to maintain; and

(b) the aggregate nominal value of the shares to be acquired and the shares in its capital already held by the Company and its subsidiaries does not exceed one half of the issued capital of the Company; and

(c) the General Meeting of Shareholders, or such other body of the Company as is designated for that purpose by the General Meeting of Shareholders, has authorised the acquisition.

3. The validity of an acquisition by the Company of shares in its own capital shall, with a view to the requirement set out in paragraph 2(a) above, be decided on the basis of the shareholders' equity in the Company as shown in its most recently adopted balance sheet, less the aggregate of the acquisition price of shares in the capital of the Company and distributions of profits or reserves to third parties which became due by the Company and its subsidiaries after the balance sheet date. In the event that more than six months of a financial year have passed without the annual accounts having been adopted for the previous financial year, the Company shall not be allowed to acquire its own shares in accordance with this Article.
4. No dividends shall be distributed on shares in the capital of the Company which are held by the Company itself or by its subsidiaries, and such shares shall not be taken into account in determining the allocation of profits.
5. The preceding two paragraphs of this Article shall not apply in respect of shares which the Company shall acquire by universal succession of title.
6. The term shares, where used in this Article, shall be deemed to include depositary receipts of shares.

Article 5: Register of Shareholders

1. The Board of Management shall keep a register in which the name and address of each shareholder shall be recorded, together with the amount paid up on each share.
2. The register shall also record the names and addresses of persons notified to the company to have a right of pledge or a right of usufruct on those shares, indicating whether the voting rights attaching to the shares or the statutory rights of the holders of depositary receipts of shares are vested in such persons.
3. Each shareholder, pledgee, usufructuary and holder of registered depositary receipts of shares issued with the co-operation of the Company shall be required to ensure that his address is known to the Company.
4. Finally, each and any release from liability granted in respect of calls not yet paid shall be recorded in the share register, as will the date of delivery in the event of delivery of shares which are not fully paid up.
5. The Board of Management shall ensure that the register is kept up to date at all times. All entries shall be signed by a member of the Board of Management or by a person authorised in relation thereto by the Board of Management.

6. At the request of a shareholder, a pledgee, a usufructuary, or a holder of registered depositary receipts of shares issued with the cooperation of the Company, the Board of Management shall supply free of charge extracts from the share register relating to the shares to which the applicant has rights.
   If the shares are the subject of usufruct or pledge the extract shall state who has the rights set forth in paragraphs 8, 9 and 10 hereof.
7. The register shall be made available by the Board of Management at the head office of the Company for inspection by the shareholders, by pledgees and usufructuaries who have been granted the rights set forth in paragraphs 8, 9 and 10 hereof and by holders of registered depositary receipts of shares issued with the cooperation of the Company. All information contained in the register in respect of partly-paid shares shall be available for inspection by the general public and an extract of this information shall be supplied upon request at no more than cost price.
8. Shares may be the subject of usufruct. If the terms of the usufruct provide that the voting rights attaching to the shares shall vest in the usufructuary he may exercise those rights only if both that provision and - in case of assignment of the usufruct - the assignment of the voting rights attaching to the shares subject to the usufruct have been approved by the General Meeting of Shareholders.
9. A shareholder who has no voting rights and a usufructuary who does have voting rights, shall have all such rights as statute grants to the holders of depositary receipts of shares issued with the co-operation of the Company.
10. Shares may be the subject of a pledge. The provisions of paragraphs 8 and 9 above shall be of corresponding application in respect of pledges.
11. Wherever these Articles of Association shall hereafter mention "holders of depositary receipts", this shall mean the holders of registered depositary receipts issued for shares with the co-operation of the Company as well as pledgees and usufructuaries who possess the rights specified in paragraph 9 above.

Article 6: Multiple Beneficiaries

If a share, or a registered depositary receipt of a share issued with the cooperation of the Company, or a right under a pledge or usufruct is owned by more than one person, such joint owners may only be represented towards the Company by one person appointed by them for that purpose. Notice of such appointment shall be given forthwith to the Board of Management in writing.

Article 7: Transfer of Shares

1. The transfer of shares takes place pursuant to Article 2:196 of the Dutch Civil Code.
2. The provision of paragraph 1 applies correspondingly to a grant of a right of pledge in respect of shares other than a pledge referred to in Article 3:259 of the Dutch Civil Code, to the grant of a right of usufruct in respect of shares and to the apportionment

of shares on the division of any jointly hold property.

Article 8: Approval Procedure

1. Each and any transfer of shares shall require the prior approval of the General Meeting of Shareholders.
2. A request for such approval shall be made to the Company by the transferor stating the number of shares involved, the price and other conditions of transfer, the name of the person to whom the transferor wishes to transfer those shares and whether or not the transferor will agree to a transfer of shares to the Company. The company shall notify the other shareholders forthwith after receipt of the aforementioned request.
3. A decision on the request must be taken within two months of receipt thereof. If no decision is announced to the transferor within this term approval shall be deemed to have been granted.
4. A rejection of the request shall nevertheless be deemed to be an approval if the General Meeting of Shareholders does not at the same time as communicating its rejection to the transferor give the transferor the names of one or more persons - whether existing shareholders, third parties or the Company itself - who are prepared to purchase the shares to which the request relates for payment in cash.
5. If the transferor and the prospective purchasers accepted by him do not reach agreement on the purchase price, the purchase price shall be determined by an expert to be appointed by mutual agreement of the transferor and the prospective purchasers. Should no appointment be agreed within three months from receipt of the request for approval referred to in paragraph 2 of this Article, the expert, at the request of either party, shall be appointed by the Chairman of the Board of The Royal Dutch Institute of Chartered Accountants or his deputy.
6. The expert referred to in the preceding paragraph shall be authorised to inspect all accounts and records of the Company and to obtain all such information as may be useful in determining his valuation of the shares.
7. The instructions to the expert shall in any case state that the determination of the purchase price and the valuation report relating thereto must be made known to the Company within three months of his appointment.
8. If the shareholders or the transferor and the prospective purchasers have agreed to the methods and principles of determination of the purchase price, each of them shall be entitled to submit the written proof of such agreement to the expert who shall then be bound by such methods or principles in his determination of the purchase price.
9. The Company shall inform the transferor and each prospective purchaser of the purchase price determined by the expert and of the contents of the valuation report relating thereto within fourteen days of receipt thereof.
10. The transferor shall have the right to withdraw, provided he shall do so within one

month after he has been informed of the price at which he may sell the shares to which the request related. If the transferor does not exercise this right within that time, the shares shall be transferred by the transferor against simultaneous payment of the purchase price within one month of the end of that time. If the transferor is obliged to transfer shares and fails to cooperate in the transfer, the Company shall have the power to effect the transfer, provided that such transfer shall include all the shares concerned.

11. If the request for approval is granted or deemed to be granted, then the Company will notify the same to all shareholders and the transfer may take place within three months of receipt of the communication granting approval or the communication deemed to be an approval in accordance with paragraph 4 of this Article, or from the expiry of the term referred to in paragraph 3 of this Article, as the case may be, against the price stated in the request referred to in the second paragraph above, or if that price is higher, the price determined by the expert.
12. The cost of appointment and the fee of the expert referred to in paragraph 5 of this Article shall be paid:
    (a) by the transferor if he withdraws;
    (b) half by the transferor and half by the purchaser(s) who did not, prior to the appointment of the expert, reach agreement with the transferor as to the price to be paid for the shares, if the shares are sold to prospective purchasers named by the General Meeting of Shareholders, unless the expert decides otherwise. If, pursuant to this paragraph, more than one purchaser shares in the costs, the aggregate amount owed by them shall be divided among them pro rata to the number of shares purchased.
13. All requests, communications and notices referred to in this Article shall be sent by registered letter or delivered against receipt.
14. Shares can be transferred without the above procedure being complied with, if the transfer takes place within three months after all shareholders have stated in writing that they approve of such transfer.

Article 9: Management

1. The Company shall be managed by a Board of Management (Directie) consisting of one or more members, who shall be appointed by the General Meeting of Shareholders and may be suspended or removed from office by that Meeting at any time.
2. A legal entity may be a member of the Board of Management.
3. The remuneration of the members of the Board of Management, any rights to bonuses and the further terms of appointment shall be determined by the General Meeting of Shareholders for each member of the Board of Management individually.

Article 10: Decision-making of the Board of Management

1. If the Board of Management consists of more than one member, this Article shall

apply to the manner in which it makes decisions.

2. Resolutions of the Board of Management are adopted by absolute majority of the votes validly cast.
3. Meetings of the Board of Management can be convened by any of its members giving notice to all other members of the Board in writing, at least three days prior to the date of the meeting. Resolutions can be validly adopted at a meeting so convened, regardless of the number of members present.
4. A member of the Board of Management can be represented at the meeting by one of his fellow members pursuant to a written power of attorney. Such power of attorney may be in respect of only one specifically designated meeting as stated therein.
5. Resolutions can be adopted by the Board of Management outside a formal meeting, provided that all of its members have been consulted in writing, that they have expressed in writing their opinion on the intended resolution and that a majority of them is in favour of the particular resolution.
6. For the application of the provisions of this Article, references to "written" and "in writing" shall mean by letter, cable, telex or facsimile.

Article 11: Powers and Duties of the Board of Management

1. The Board of Management shall be responsible for the management and administration of the Company. The General Meeting of Shareholders may give instructions to the Board of Management regarding the general directions of the financial, social, economic and personnel policies to be pursued. The Board of Management shall act in accordance with such instructions.
2. The Board of Management represents the Company. Each Managing Director acting individually is also authorised to represent the Company at law and otherwise. The above shall apply equally in the event of a conflict of interest. In any transaction with or legal procedure against a Managing Director in person or with or against any legal entity in which a Managing Director has, in person, effective control, the Company shall be represented by a person appointed by the General Meeting of Shareholders.
3. The General Meeting of Shareholders may designate certain executive decisions for which the Board of Management shall require its prior approval. The relevant executive decisions shall be described in detail in the resolution adopted by the General Meeting of Shareholders and the Board of Management shall be informed of the adoption of such resolution forthwith.
4. In the event that one or more members of the Board of Management are absent or unable to act, the General Meeting of Shareholders may appoint a substitute or substitutes for each of those absent or unable to act, and the remaining member(s) together with the substitute(s) so appointed shall be temporarily entrusted with the management of the Company. In the event that all members or the only member of the

Board of Management are absent or unable to act, the management of the Company shall be temporarily entrusted to a person who shall be appointed for this purpose by the General Meeting of Shareholders.

5. Transactions between the Company and the holder of all shares in the capital of the Company or between the Company and the spouse of such shareholder if all shares are subject to a community of property, must be recorded in writing. For the purposes of this provision, shares held by the Company in its own capital or shares held by a subsidiary of the Company, are not taken into account. If the provision set out in the first sentence is not complied with, the relevant transaction is voidable in favour of the Company.
6. The provision of the previous paragraph does not apply to transactions falling within the ordinary course of business of the Company.

Article 12: General Meeting of Shareholders

All powers not entrusted to the Board of Management or to others shall vest in the General Meeting of Shareholders within the limits defined by statute and these Articles of Association.

Article 13: Annual Meetings

1. The Annual General Meeting of Shareholders shall be held not later than six months after the end of each financial year.
2. In addition to the meeting referred to in paragraph 1 of this Article, Extraordinary General Meetings of Shareholders may be held.

Article 14: Place and Convocation

1. General Meetings of Shareholders may be held in The Netherlands in the municipality where the Company has its official seat, as well as in the municipalities of Amsterdam, Rotterdam, The Hague and Haarlemmermeer. Resolutions can only be validly adopted in a General Meeting of Shareholders held elsewhere if the entire issued capital is represented.
2. General Meetings of Shareholders shall be convened by means of notices sent not later than fifteen days prior to the meeting by a Managing Director to the shareholders and holders of depositary receipts at the addresses specified in the register referred to in Article 6. The convening notices shall state the business to be discussed, entirely without prejudice to the provisions of Article 22 concerning the proposal to amend these Articles of Association or to wind up the Company.
3. At meetings of shareholders which have been convened without due observance of the formalities mentioned in paragraph 2 of this Article, no resolution may be validly adopted unless it is adopted unanimously and the entire issued share capital is represented at the meeting.

Article 15: Chairman

1. General Meetings of Shareholders shall be chaired by the person appointed for that purpose by the Meeting. The Chairman shall then appoint a Secretary for that meeting, which person need not to be a shareholder.
2. The Chairman or the Board of Management may instruct a civil law notary to draw up an official record of the Meeting at the expense of the Company.
3. Unless an official record of the Meeting is drawn up by a civil law notary, minutes shall be drawn up at the Meeting. The Minutes shall be adopted and signed by the Chairman and the Secretary of the appropriate Meeting in witness thereof, or shall be adopted by the next General Meeting of Shareholders and in witness thereof signed by the Chairman and Secretary of that meeting.
4. The Board of Management keeps a written record of all resolutions. Such records will be held available for inspection by the shareholders and holders of depositary receipts of shares at the office of the company. Copies or extracts of such records will be provided to the shareholders or holders of depositary receipt free of charge or at cost price.

Article 16: Voting Rights

1. Subject to paragraphs 2 and 3 of this Article, each share carries the right to one vote. Shareholders and holders of depositary receipts may be represented at Meetings by a proxy appointed by an instrument in writing.
2. Shares held by the Company or by a subsidiary carry no right to vote in a General Meeting of Shareholders. The same applies to depositary receipts of shares held by one of them. However, usufructuaries and pledgees of shares held by the Company or by a subsidiary may exercise their right to vote if such right was created prior to the moment that the shares were held by the Company or by a subsidiary. The Company or a subsidiary may not cast votes in respect of shares in respect of which the Company or a subsidiary of the Company possesses a pledge or usufruct.
3. In determining what proportion of shareholders exercise their votes, are present or represented, or what proportion of the share capital is provided or represented, the shares in respect of which no voting rights can be exercised pursuant to statute shall not be taken into account.

Article 17: Voting Procedure

1. Unless the Dutch Civil Code or these Articles of Association provide for a larger majority, all resolutions of the General Meeting of Shareholders shall be adopted by a simple majority of the votes validly cast. Blank and invalid votes shall not be counted.
2. If an absolute majority is not obtained after two polls, the proposed resolution is rejected, unless it concerns the election of persons, in which case a further vote shall be taken between the two persons who obtained the largest number of votes at the second poll. If the votes remain equal at such further vote, a drawing of lots shall

decide which of the two persons who obtained the largest number of votes shall be elected.

3. Voting shall take place orally, provided that if the proposed resolution concerns the election of persons, and it is so requested by a person entitled to vote, voting shall be by a secret ballot. Voting in any other manner, for example by acclamation, shall be permissible unless a person entitled to vote objects thereto.

Article 18: Resolutions adopted outside a Meeting

Provided there are no holders of depositary receipts, any resolution which the shareholders would have been able to adopt in a General Meeting, may be adopted without such a meeting taking place provided that all shareholders entitled to vote have voted in writing (including telefax) in favour of such resolution.

Article 19: Financial Year and Annual Accounts

1. The financial year of the Company shall be the calendar year.
2. Within five months after the end of the financial year, save where this period is extended by a maximum of six months by the General Meeting of Shareholders on account of special circumstances, the Board of Management shall draw up the annual accounts, consisting of a balance sheet and a profit and loss account with explanatory notes thereon, which shall be available at the office of the Company for inspection by the shareholders and the holders of depositary receipts. The Board of Management shall also draw up the annual reports within this term, unless Article 2:403 of the Dutch Civil Code applies to the Company.
3. The annual accounts shall be signed by all members of the Board of Management and shall be submitted to the General Meeting of Shareholders for adoption. If the signature of one or more of the members of the Board of Management is missing, this fact and the reason for such absence shall be stated.
4. The General Meeting of Shareholders or, if it fails to do so, the Board of Management, is authorised and, if provided by statute, obliged to appoint a registered accountant or an accountant referred to in paragraph 1 of Article 2:393 of the Dutch Civil Code to audit the annual accounts prepared by the Board of Management in accordance with the provisions of said Article 2:393. The accountant renders a report on his audit and reflects the outcome of the audit in a statement on the accuracy of the annual accounts.
5. The appointment of the accountant can at all times be withdrawn by the General Meeting of Shareholders or, if the appointment was made by the Board of Management, by the Board of Management.

Article 20: Inspection of Annual Account.

1. From the day on which notice is given of the General Meeting of Shareholders in which the annual accounts are to be dealt with until the end of that Meeting, the annual accounts, the annual report and any other information required under Article 2:392 of

the Dutch Civil Code shall be available for inspection by the shareholders and the holders of depositary receipts at the Company's offices.

2. Free copies of the documents referred to in this Article shall be made available by the Company to the shareholders and holders of depositary receipts.

Article 21: Distribution of Profits

1. Out of the profits as determined by the adopted profit and loss account the General Meeting of Shareholders shall, on a proposal of the Board of Management or otherwise, determine the amounts which shall be reserved by the Company.
2. The remainder shall be the distributable profits, the appropriation of which shall be determined by the General Meeting of Shareholders.
3. The Company may only make distributions to its shareholders and to others entitled to receive part of its distributable profits, if and to the extent that the Company's shareholders' equity exceeds the aggregate of its paid up share capital (including calls made) and the amount of such reserves as it is required by statute or by these Articles of Association to maintain.
4. Insofar as the Company has a profit, and subject to the approval of the General Meeting of Shareholders, the Board of Management may decide to pay an interim dividend, provided always that paragraph 3 of this Article is complied with.
5. Dividends (including interim dividends for the purposes of this and the next paragraph) shall be made payable at the Company's offices from the date the dividend is declared, unless the resolution concerned shall provide for a different date or place.
6. Dividends which have not been claimed within five years of becoming payable shall be forfeited and shall accrue to the benefit of the Company.

Article 22: Amendment of Articles of Association and Winding-Up

1. If resolutions to amend these Articles of Association or to wind up the Company shall be proposed to the General Meeting, the intention to propose such resolution must be stated in the relevant notice convening the General Meeting.
2. Any person who issues such a notice containing reference to an amendment of the Articles of Association must at the same time deposit a copy of the relevant motion, in which the proposed amendment is quoted verbatim, at the Company's offices and such motion shall be made available for inspection by each shareholder or holder of depositary receipts until the end of the Meeting. If this procedure is not followed, no resolution can be validly adopted on the motion, save a resolution which is adopted unanimously in a Meeting at which the entire issued capital is represented.
3. Between the day of deposit of the motion, referred to in the previous paragraph, and the day of the General Meeting, the shareholders and holders of depositary receipts shall be given an opportunity to obtain a copy of such motion from the Company free of charge.

4. A resolution as referred to in this Article must be adopted by a majority of at least two-thirds of the votes validly cast in a meeting in which at least half of the issued share capital is represented.
5. Unless at least half of the issued share capital is represented at the meeting, the motion shall be decided at a second meeting to be held not less than fifteen days nor more than four weeks after the first meeting. At that second meeting a majority of at least two-thirds of the votes cast shall again be required for the adoption of the resolution, regardless of the number of shares represented at such meeting.
6. The notices convening the second meeting shall be despatched after the first meeting has been held, such notice to be given in the same manner as the notice which convened the first meeting, provided that the notice of the second meeting must mention that a resolution may be adopted irrespective of the proportion of the capital which is represented at the Meeting and the reason for this. The provisions of paragraphs 2 and 3 of this Article shall fully apply in respect of the second meeting.

Article 23: Liquidation

1. In the event of the winding-up of the Company its liquidation shall be carried out by the Board of Management, unless the General Meeting of Shareholders should, in the winding-up resolution or later, determine otherwise.
2. During the liquidation the provisions of these Articles of Association shall remain in force as far as possible. The financial year during which the General Meeting of Shareholders resolves to dissolve the Company shall end on the date on which the Plan of Distribution (*Plan van Uitkering*) becomes final.
3. The balance remaining after liquidation shall first of all be applied towards payments to the shareholders in proportion to the nominal value of their shareholdings, provided always that, to the extent that shares have not been fully paid-up, only the paid-up amount shall be taken into account.
4. After completion of the liquidation, the accounts and records of the dissolved Company shall, during the period of time prescribed by statute, remain in the custody of the liquidator unless the General Meeting of Shareholders should, in the winding-up resolution or later, determine otherwise.

SPECIAL PROVISIONS

The Appearer finally declared the following:

A. The certificate of no objection was granted by decree dated the twenty-fifth day of July two thousand and five under no. B.V. 1333.241
   A copy of the draft deed containing the said certificate has been attached to this deed.
B. The following person will be charged for the first time with the management of the company:
   - mr **Bart Frank Meuter**, living at 1052 RW Amsterdam, The Netherlands,

Bilderdijkkade 16 A, born in Naarden, The Netherlands on the eighteenth day of April nineteen hundred and seventy-eight, holder of passport with number ND0789536, unmarried and not registered as a partner;

C. Eighteen thousand (18,000) shares of one euro (€ 1.00) each in the company's capital have been placed, which shares are fully held by the Incorporator so that the issued capital amounts to eighteen thousand euro (€ 18,000.00).

D. The Incorporator has, for the benefit of the company, agreed to full payment of his shares in cash. The said payment has taken place, as evidenced by the certificate as required by law which has been appended to this deed, which payment is hereby accepted by the company.

E. In so far as required, the Board of Management of the company hereby authenticates any withdrawals made for the incorporation to the amount as referred to above. The company ratifies herewith all acts of law, contracted on behalf of the company in the period lain before the incorporation (*B.V. i.o.*) with retroactive effect up to the date of the concerning act of law, among which belongs in any case - yet not exclusively – the authorisation granted on behalf of Wavin Investments B.V. i.o. to two lawyers of Clifford Chance Limited Liability Partnership, Amsterdam and to all employees of Mr. M.J. Meijer notarissen c.s., to incorporate on behalf of the company a private company with limited liability called ***Wavin Holding B.V.***

F. The company's first financial year shall end on the thirty-first day of December two thousand and five.

——————————IN WITNESS WHEREOF THIS DEED.

Executed in Amsterdam on the date, in the month and in the year as stated in the preamble. The Appearer is known to the Undersigned, Notaris. The substance of the Deed having been read out and explained to the Appearer, she declared not to require the Deed to be read out in full, to have taken cognisance of the substance of the Deed in good time and to agree with such substance.

Immediately following a limited reading this Deed was signed by the Appearer and by the Undersigned, Notaris at fifteen hours and forty minutes.

RECEIVED
2005 OCT 31 P 3:37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Deed of Amendment of the Articles of Association

AMENDMENT

Wavin Investments B.V.

On the thirteenth day of September two thousand and five,
appeared before me, mr Rudolf Jan Cornelis van Helden, notaris te Amsterdam:
mr **Bart Frank Meuter**, living at 1052 RW Amsterdam (The Netherlands), Bilderdijkkade 16 A, born in Naarden (The Netherlands) on the eighteenth day of April nineteen hundred and seventy-eight, holder of passport with number ND0789536, unmarried and not registered as partner; (the "**Appearer**").
The Appearer stated:

- that as appears from a resolution of the sole shareholder of **Wavin Investments B.V.**, a private company with limited liability *(besloten vennootschap met beperkte aansprakelijkheid)*, having its registered seat *(statutaire zetel)* in Amsterdam, officiating Stationsplein 3, 8011 CW Zwolle, BV-number 1333241 and registered with the Commercial Register under number 05078970; (the "**company**"), this shareholder has resolved to amend the articles of association of the company, which resolution is attached to this deed;
- that the articles of association of the company were drawn up by deed of incorporation dated the eighth day of August two thousand and five executed before a deputy of me, notaris, residing at Amsterdam, on the draft of the said deed of amendment of the articles of association the ministerial certificate of no objections by decision of the the twenty-fifth day of July two thousand and five, number B.V. 1333241, was obtained;
- that the Appearer is authorized to apply for the ministerial certificate of no objection, required by the law and referred to in article 2:235 of the Civil Code and to do everything that may be necessary to obtain the said certificate and to sign the deed containing the amendment of the articles of association referred to;
- that to the draft of this deed of amendment of the articles of association the ministerial certificate of no objections by decision of the twelfth day of September two thousand and five, number B.V. 1333241, was obtained, which certificate is attached to this deed.

The Appearer, acting as stated hereinbefore, declared in view of the above-mentioned resolution and for the implementation thereof hereby to lay down that the articles of association of the said company have been amended to such an extent that these articles of association will now read as follows:

Article 1: Name and Official Seat

1. The name of the Company is **Wavin Investments B.V.**
2. It has its official seat in Zwolle and may have branch offices elsewhere.

Article 2: Objects

1. The objects for which the Company is established are:
   (a) to finance companies and other enterprises, to borrow, to lend and to raise funds, to participate in all types of financial transactions, including the issue of bonds, promissory notes or other securities or evidences of indebtedness, to invest in securities in the widest sense of the word, to grant guarantees, to bind the company and to grant security over its assets for the obligations of companies and other enterprises with which it forms a group and of third parties;
   (b) to incorporate and to participate in any way whatsoever in, to manage, to supervise and to co-operate with companies and other enterprises, to acquire, to keep, to alienate or in any other manner to manage all sorts of participations and interests in other companies and other enterprises, to enter into joint ventures with other companies and enterprises;
   (c) to acquire, to manage, to operate, to encumber and to alienate personal and real property and any right to or interest in personal and real property;
   (d) to obtain, to exploit and to alienate patents and other intellectual property rights, to acquire and to grant licences, sublicenses and similar rights of whatever name and description and if necessary, to protect rights derived from patents and other intellectual property rights, licences, sublicenses and similar rights against infringement by third parties.
   (e) to engage in any way whatsoever in trading activities of any nature.
2. The objects specified in the preceding paragraph shall be construed in the widest sense so as to include any activity or purpose which is related, incidental, or conducive thereto including, as the case may be, the granting of loans as referred to in paragraph 7 of Article 3.
3. In pursuing its objects, the Company shall also take into account the interests of the group of companies and enterprises with which it is affiliated.

Article 3: Capital and Shares

1. The authorised capital of the Company is three hundred million euro (€ 300,000,000.00), divided into:
   - four hundred thousand (400,000) Ordinary Shares having a nominal value of one hundred euro (€ 100.00) each;
   - six hundred thousand (600,000) Preference Shares A, which are convertible into ordinary shares, having a nominal value of one hundred euro (€ 100.00) each;
   - two million (2,000,000) Preference Shares B, which are convertible into ordinary

shares, having a nominal value of one hundred euro (€ 100.00) each;
(the A Preference Shares and the B Preference Shares together the "**Preference Shares**")
The shares shall be indivisible, shall be registered shares, and shall be numbered consecutively from one upwards. No share certificates shall be issued.

2. Where in these Articles of Association "shares" and "Shareholders" are mentioned, these shall be understood to mean all shares of all classes and holders of all classes of shares respectively, unless explicitly stated otherwise.
3. Shares not yet issued shall be issued at such price, upon such conditions and at such times as the General Meeting of Shareholders, or another body to which the General Meeting of Shareholders has transferred its power in relation thereto, shall determine, provided that the shares shall not be issued at a price below nominal value.
4. In the event of new shares being issued, each existing holder of such shares shall have a first preferential right to subscribe for them in proportion to his existing holding of such shares; in the event not all new shares are subscribed for, each existing holder of any other class of shares shall have a second preferential right to subscribe for them in proportion to his existing holding of shares. Shareholders have no preferential right in respect of shares that are issued to employees of the Company or employees of an affiliated company (*groepsmaatschappij*), or to a person who exercises a previously acquired right to acquire shares. Such preferential rights may be limited or excluded by a resolution of the General Meeting of Shareholders or by such other body of the Company to which the General Meeting of Shareholders has transferred its power in relation thereto under paragraph 3 of this Article 3, provided that such limitation or exclusion shall in each case apply to only one particular issue of shares.
5. A resolution of the General Meeting of Shareholders pursuant to paragraph 3 or 4 above to (i) delegate to another body the authority to issue shares or to limit or exclude preferential rights or (ii) limit or exclude preferential rights, may only be adopted unanimously in a Meeting where the entire issued share capital is represented.
6. The provisions of paragraphs 3 and 4 of this Article 3 shall apply *mutatis mutandis* to the granting of rights to subscribe for shares.
7. The Company shall not, save to the extent permitted by statute, grant security, give price guarantees or in any other way commit itself or declare itself to be jointly or severally or otherwise liable with or for others, with a view to enabling third parties to subscribe for or acquire shares in its capital or depositary receipts for shares. The foregoing applies also in respect of shares or depositary receipts for shares in the capital of a Dutch company of which the Company is subsidiary. Loans for the purpose of acquiring shares in its capital or depositary receipts for shares may be granted by the Company up to the amount of its distributable reserves, provided that

the Company shall maintain a non-distributable reserve equal to the amount outstanding on such loans.

8. If the aggregate of the issued and paid-up share capital of the Company (including calls made) and the reserves which it is required by statute or these Articles of Association to maintain is less than the most recently determined statutory minimum capital, the Company is required to maintain a reserve equivalent to the difference between those amounts.

Article 4: Acquisition by the Company of its own shares

1. Any acquisition by the Company of shares in its own capital that are not fully paid-up shall be null and void.
2. The Company may acquire fully paid-up shares in its own capital, provided such acquisition is for no consideration or if:
   (a) its shareholders' equity, reduced by the acquisition price, is not less than the paid-up share capital (including calls made) together with the amount of such reserves as it is required by statute or by these Articles of Association to maintain;
   (b) the aggregate nominal value of the shares to be acquired and the shares in its capital already held by the Company and its subsidiaries does not exceed one half of the issued capital of the Company; and
   (c) the General Meeting of Shareholders has authorised the acquisition.
3. The validity of an acquisition by the Company of shares in its own capital shall, with a view to the requirement set out in paragraph 2(a) above, be decided on the basis of the shareholders' equity in the Company as shown in its most recently adopted balance sheet, less the aggregate of the acquisition price of shares in the capital of the Company and distributions of profits or reserves to third parties which became due by the Company and its subsidiaries after the balance sheet date. In the event that more than six months of a financial year have passed without the annual accounts having been adopted for the previous financial year, the Company shall not be allowed to acquire its own shares in accordance with this Article.
4. No dividends shall be distributed on shares in the capital of the Company which are held by the Company itself or by its subsidiaries, and such shares shall not be taken into account in determining the allocation of profits.
5. The preceding two paragraphs of this Article shall not apply in respect of shares which the Company shall acquire by universal succession of title.
6. The term shares, where used in this Article, shall be deemed to include depositary receipts for shares.
7. Subject to the provisions set out in paragraphs 3, 4 and 5 of Article 3, the General Meeting of Shareholders may resolve to alienate shares held by the Company in its own share capital or depositary receipts for such shares.

Article 5: Share premium, capital reduction and conversion of shares

1. In the event that share premium is paid on one or more classes of shares, a separate premium reserve shall be maintained for the relevant class(es) of shares in the books of the Company, stating the premium paid on each class of shares concerned. Payments from these reserves may be made only on a resolution of the General Meeting of Shareholders with the approval of the meeting of the holders of the relevant class of shares.
2. By a resolution adopted unanimously at a meeting where the entire issued share capital of the Company is present or represented, the General Meeting of Shareholders may join one or more premium reserves maintained in accordance with paragraph 1 of this Article 5.
3. The General Meeting of Shareholders may resolve to reduce the share capital of the Company by means of withdrawing shares or by reducing the nominal value of shares by way of an amendment of these articles of association. Such resolution may refer to shares of each class, separately or jointly with shares of another class, provided the meeting of holders of the relevant class of shares grants its approval thereto by a resolution adopted unanimously at a meeting where all holders of the class of shares concerned are represented. Provided that the meeting of the holders of the class of shares concerned grants its approval thereto by a resolution adopted unanimously at a meeting where all holders of the shares concerned are represented, the General Meeting of Shareholders may furthermore determine that a resolution to withdraw shares with repayment shall only refer to a certain percentage of the shares of one or more classes; in that case the Board of Management shall draw lots to determine the numbers of shares that shall actually be withdrawn.
4. Shares of a certain class may be converted into shares of another class, provided that Ordinary Shares may not be converted into Preference Shares. A conversion permitted by this Article shall be effected by a resolution of the Board of Management and on such terms as the Board of Management shall therein determine. A resolution of the Board of Management to convert shares requires the approval of the meeting of holders of the relevant classes of shares as well as the General Meeting of Shareholders.

Article 6: Register of Shareholders

1. The Board of Management shall keep a register in which the name and address of each shareholder shall be recorded, together with the amount paid up on each share.
2. The register shall also record the names and addresses of persons notified to the company to have a right of pledge or a right of usufruct on those shares, indicating whether the voting rights attaching to the shares or the statutory rights of the holders of depositary receipts for shares are vested in such persons.

3. Each shareholder, pledgee, usufructuary and holder of registered depositary receipts for shares issued with the co-operation of the Company shall be required to ensure that his address is known to the Company.
4. Each and any release from liability granted in respect of calls not yet paid shall be recorded in the share register, as will the date of delivery in the event of delivery of shares which are not fully paid up.
5. The Board of Management shall ensure that the register is kept up to date at all times. All entries shall be signed by a member of the Board of Management or by a person authorised in relation thereto by the Board of Management.
6. At the request of a shareholder, a pledgee, a usufructuary, or a holder of registered depositary receipts for shares issued with the co-operation of the Company, the Board of Management shall supply free of charge extracts from the share register relating to the shares to which the applicant has rights. If the shares are the subject of a right of usufruct or pledge the extract shall state who has the rights set out in paragraphs 8, 9 and 10 of this Article 6.
7. The register shall be made available by the Board of Management at the head office of the Company for inspection by the shareholders, by pledgees and usufructuaries who have been granted the rights set out in paragraphs 8, 9 and 10 of this Article 6 and by holders of registered depositary receipts for shares issued with the co-operation of the Company. All information contained in the register in respect of partly-paid shares shall be available for inspection by the general public and an extract of this information shall be supplied upon request at no more than cost price.
8. Shares may be the subject of usufruct. If the terms of the usufruct provide that the voting rights attaching to the shares shall vest in the usufructuary he may exercise those rights only if both that provision and - in case of assignment of the usufruct - the assignment of the voting rights attaching to the shares subject to the usufruct have been approved by the General Meeting of Shareholders.
9. A shareholder who has no voting rights and a usufructuary who does have voting rights, shall have all such rights as statute grants to the holders of depositary receipts for shares issued with the co-operation of the Company. A usufructuary who has no voting rights shall also have the said rights unless provided otherwise under the terms of the usufruct, or on the assignment of it.
10. Shares may be the subject of a pledge. The provisions of paragraphs 8 and 9 of this Article 6 shall be of corresponding application in respect of pledges.
11. Wherever these Articles of Association shall hereafter mention "holders of depositary receipts", this shall mean the holders of registered depositary receipts issued for shares with the co-operation of the Company as well as pledgees and usufructuaries who possess the rights specified in paragraph 9 of this Article 6.

Article 7: Multiple Beneficiaries ——

If a share, or a registered depositary receipt of a share issued with the co-operation of the — Company, or a right under a pledge or usufruct is owned by more than one person, such — joint owners may only be represented towards the Company by one person appointed by — them for that purpose. Notice of such appointment shall be given forthwith to the Board of - Management in writing. ——

Article 8: Issue and Transfer of Shares ——

1. The issue and transfer of shares requires a written instrument, taking into account the – provision of Section 2:196 of The Netherlands' Civil Code. ——
2. The provision of paragraph 1 of this Article 8 applies correspondingly to a grant of a – right of pledge in respect of shares other than a pledge referred to in Section 3:259 of – The Netherlands' Civil Code, to the grant of a right of usufruct in respect of shares and to the apportionment of shares on the division of any jointly held property. ——

Article 9: Approval Procedure ——

1. Each and any transfer of shares shall require the prior approval of the General Meeting of Shareholders. ——
2. A request for such approval shall be made to the Company by the transferor stating the number of shares involved, the price and other conditions of transfer, the name of the – person to whom the transferor wishes to transfer those shares and whether or not the — transferor will agree to a transfer of shares to the Company. The company shall notify - the other shareholders forthwith after receipt of the aforementioned request. ——
3. A decision on the request must be taken within two months of receipt thereof. If no — decision is announced to the transferor within this term approval shall be deemed to — have been granted. ——
4. A rejection of the request shall nevertheless be deemed to be an approval if the —— General Meeting of Shareholders does not at the same time as communicating its —— rejection to the transferor give the transferor the names of one or more persons - —— whether existing shareholders, third parties or the Company itself - who are prepared – to purchase the shares to which the request relates for payment in cash. ——
5. If the transferor and the prospective purchasers accepted by him do not reach —— agreement on the purchase price, the purchase price shall be determined by an expert – to be appointed by mutual agreement of the transferor and the prospective purchasers. - Should no appointment be agreed within three months from receipt of the request for – approval referred to in paragraph 2 of this Article 9, the expert, at the request of either - party, shall be appointed by the Chairman of the Board of The Royal Dutch Institute of Chartered Accountants or his deputy. ——
6. The expert referred to in the preceding paragraph shall be authorised to inspect all —— accounts and records of the Company and to obtain all such information as may be ——

useful in determining his valuation of the shares.

7. The instructions to the expert shall in any case state that the determination of the purchase price and the valuation report relating thereto must be made known to the Company within three months of his appointment.
8. If the shareholders or the transferor and the prospective purchasers have agreed to the methods and principles of determination of the purchase price, each of them shall be entitled to submit the written proof of such agreement to the expert who shall then be bound by such methods or principles in his determination of the purchase price.
9. The Company shall inform the transferor and each prospective purchaser of the purchase price determined by the expert and of the contents of the valuation report relating thereto within fourteen days of receipt thereof.
10. The transferor shall have the right to withdraw, provided he shall do so within one month after he has been informed of the price at which he may sell the shares to which the request related. If the transferor does not exercise this right within that time, the shares shall be transferred by the transferor against simultaneous payment of the purchase price within one month of the end of that time. If the transferor is obliged to transfer shares and fails to co-operate in the transfer, the Company shall have the power to effect the transfer, provided that such transfer shall include all the shares concerned.
11. If the request for approval is granted or deemed to be granted, then the Company will notify the same to all shareholders and the transfer may take place within three months of receipt of the communication granting approval or the communication deemed to be an approval in accordance with paragraph 4 of this Article 9, or from the expiry of the term referred to in paragraph 3 of this Article 9, as the case may be, against the price stated in the request referred to in paragraph 2 of this Article 9 above, or if that price is higher, the price determined by the expert.
12. The cost of appointment and the fee of the expert referred to in paragraph 5 of this Article 9 shall be paid:
    (a) by the transferor if he withdraws;
    (b) half by the transferor and half by the purchaser(s) who did not, prior to the appointment of the expert, reach agreement with the transferor as to the price to be paid for the shares, if the shares are sold to prospective purchasers named by the General Meeting of Shareholders, unless the expert decides otherwise. If, pursuant to this paragraph, more than one purchaser shares in the costs, the aggregate amount owed by them shall be divided among them pro rata to the number of shares purchased.
13. All requests, communications and notices referred to in this Article 9 shall be sent by registered letter or delivered against receipt.

14. Shares can be transferred without the above procedure being complied with, if the transfer takes place within three months after all shareholders have stated in writing that they approve of such transfer.

Article 10: Compulsory Offer

1. A shareholder (the "**Offeror**") must offer his shares for sale in accordance with the following paragraphs if:
   (a) such shareholder applies for a moratorium (*surséance van betaling*) or makes a request to be declared bankrupt (*failliet*) or is declared bankrupt pursuant to the request of a third party;
   (b) such shareholder is a legal entity which is being dissolved, liquidated or wound-up;
   (c) such shareholder is involved in a statutory merger (*juridische fusie*) or division (*splitsing*) as disappearing entity; or
   (d) trusteeship (*bewind*) is imposed in respect of one or more of the shares held by the shareholder.
2. The Offeror must notify the Company of its offer (the "**Offer Notice**") within one month after the obligation referred to in paragraph 1 of this Article 10 has arisen.
3. The Offer Notice shall constitute an offer to the fellow shareholders to purchase their pro rata share of the offered shares at a price which - unless the Offeror and the shareholders agree otherwise - shall be determined by an independent expert appointed in accordance with the relevant provisions of Article 9, provided that:
   (a) the Offeror:
      (i) is not entitled to withdraw its offer in accordance with paragraph 10 of Article 9; and
      (ii) may retain its shares if the offer is not or not fully taken up or if the General Meeting of Shareholders has authorised the same;
   (b) the expert shall be paid:
      (i) half by the Offeror and half by the purchaser(s). If, pursuant to this paragraph, more than one purchaser shares in the costs, the aggregate amount payable by such purchasers shall be divided among them pro rata to the number of shares purchased by them; or
      (ii) by the Company if the offer is not or not fully taken up.
4. The shareholders shall notify the Company and the Offeror of their intent to purchase the shares offered within thirty (30) days after they have been informed of the price as determined by the expert or agreement is reached between the Offeror and the shareholders in respect of the purchase price; this notification shall contain the maximum number of shares they wish to purchase.
5. In the event that any of the fellow shareholders does not timely respond to the Offer

Notice such shareholder shall be deemed to have notified the Company and the Offeror that it elects not to purchase any of the offered shares. If this is the case or if any of the fellow shareholders notifies the Company and the Offeror that it elects not to purchase its pro rata share of the offered shares, the remaining shares shall be pro rata allotted to the shareholders that did elect to purchase shares in proportion to the existing shareholdings of the shareholders who have elected to purchase shares and up to the maximum number of shares they wish to purchase, provided that, if and to the extent that a candidate shall be allotted more shares than the maximum amount indicated pursuant to paragraph 4 of this Article 10, such shares shall be allotted to the other candidates who have elected to purchase shares in accordance with the said pro rata allocation until all shares have been allocated.

6. In the event that the Offeror fails to notify the Company of its obligation to offer shares for sale in accordance with paragraph 2 of this Article 10, the Offeror's voting rights, right to attend general meetings of shareholders and right to receive any distributions shall be suspended until the Offeror complies with its obligations. The Company shall by registered mail inform the Offeror about its obligations and the suspension of its rights. If the Offeror still fails to make the offer within ten (10) days of being so informed, the Company shall be irrevocably authorised to offer the shares for sale to the other shareholders on behalf of the Offeror and paragraphs 3, 4 and 5 of this Article 10 shall apply mutatis mutandis to such offer. If full use is made of the offer, the Company shall be irrevocably authorised to transfer the ownership of the shares to the purchaser(s), against simultaneous payment of the purchase price by the purchaser(s). The Company shall pay out to the Offeror the proceeds, after deduction of all costs relating thereto.

Article 11: Management

1. The Company shall be managed by a Board of Management (*Directie*) consisting of one or more members, who shall be appointed by the General Meeting of Shareholders and may be suspended or removed from office by the General Meeting of Shareholders at any time. If the Board of Management consists of more than one member, one of such members shall be appointed Chief Executive Officer (*president-directeur*) by the General Meeting of Shareholders.
2. A legal entity may be a member of the Board of Management.
3. The remuneration of the members of the Board of Management, any rights to bonuses and the further terms of appointment shall be determined by the General Meeting of Shareholders for each member of the Board of Management individually, or, alternatively, by a remuneration committee established by resolution of the General Meeting of Shareholders.
4. The Board of Management of the Company shall be supervised by the Board of

Supervisory Directors.

Article 12: Decision-making of the Board of Management

1. If the Board of Management consists of more than one member, this Article 12 shall apply to the manner in which it makes decisions.
2. Resolutions of the Board of Management are adopted by simple majority of the votes validly cast. In the event of a tie of votes, the Chief Executive Officer shall have a casting vote.
3. Meetings of the Board of Management can be convened by any of its members giving reasonable notice to all other members of the Board. Resolutions can be validly adopted at a meeting so convened, provided at least two members of the Board of Management are present.
4. The Chief Executive Officer shall be the chairman of meetings of the Board of Management. If he is absent at a particular meeting, the members of the Board of management that are present shall appoint a chairman from their midst.
5. A member of the Board of Management can be represented at the meeting by one of his fellow members pursuant to a written power of attorney. Such power of attorney may be in respect of only one specifically designated meeting as stated therein.
6. Resolutions can be adopted by the Board of Management outside a formal meeting, provided that its members have been consulted in writing, that they have expressed in writing their opinion on the intended resolution and that a simple majority of them is in favour of the particular resolution.
7. For the application of the provisions of this Article, references to "written" and "in writing" shall mean by letter, cable, telex, e-mail or facsimile.

Article 13: Powers and Duties of the Board of Management

1. The Board of Management shall be responsible for the management of the Company. The General Meeting of Shareholders and the Board of Supervisory Directors may give instructions to the Board of Management regarding the general directions of the financial, social, economic and personnel policies to be pursued. The Board of Management shall act in accordance with such instructions.
2. The Board of Management represents the Company. If the Board of Management consists of more than one Managing Director, any two Managing Directors acting jointly shall also be authorised to represent the Company. The Board of Management may grant power of attorney to any one Managing Director individually empowering him to represent the Company within the limits set by such power of attorney. The above shall apply equally in the event of a conflict of interest, provided that in any transaction with or legal procedure against a Managing Director in person or with or against any legal entity in which a Managing Director has, in person, effective control, the Company shall be represented by the Board of Management with the prior written

approval of the Board of Supervisory Directors, without prejudice to the power of the General Meeting of Shareholders to appoint one or more persons to represent the Company.

3. The Supervisory Board is entitled to designate certain decisions for which the Board of Management shall require the prior approval of the General Meeting of Shareholders and the Supervisory Board, respectively. The relevant decisions shall be described in detail in the resolution adopted by the Supervisory Board and the Board of Management shall be informed of the adoption of such resolution forthwith.
4. All resolutions of the Board of Management relating to acts of subsidiaries of the Company which would require approval of the General Meeting of Shareholders and the Supervisory Board, respectively, pursuant to a resolution of the Supervisory Board as described in paragraph 3 of this Article 13 had they been enacted by the Company, require such approval.
5. In the event that all members are, or the only member of the Board of Management is absent or unable to act, the management of the Company shall be temporarily entrusted to the Board of Supervisory Directors, without prejudice to the authority of such Board to delegate the management of the Company to one or more persons (whether members of such Board or not).

Article 14: Board of Supervisory Directors

1. The Board of Supervisory Directors shall consist of up to five members, who shall be appointed for a term of two years and who can be re-appointed at the end of each such term.
2. The following shall apply to the appointment of the members of the Board of Supervisory Directors:
   (a) one member shall be appointed by the General Meeting of Shareholders on the nomination of Stichting Management Wavin;
   (b) three members shall be appointed by the General Meeting of Shareholders on the binding nomination of Wavin Luxembourg S.A;
   (c) one member shall be appointed by the General Meeting of Shareholders and who shall serve as the Chairman of the Board of Supervisory Directors;
   (d) the entity which is entitled to make a binding nomination pursuant to the provisions set out in this paragraph 2, shall notify the General Meeting of Shareholders and the Board of Supervisory Directors thereof in writing within thirty days after such body has been requested in writing to do so by the Board of Supervisory Directors;
3. Any member of the Board of Supervisory Directors may be suspended or removed from the office at any time by the General Meeting of Shareholders, provided that the General Meeting of Shareholders shall not suspend or remove from office any of the

members of the Board of Supervisory Directors appointed in accordance with the provisions set out in paragraph 2 without consulting the person who made the nomination to appoint such member.

4. In addition to reimbursement for out of pocket expenses the members of the Board of Supervisory Directors may receive for their services a remuneration, the amount of which shall be determined by the General Meeting of Shareholders.

Article 15: Powers and Duties

1. The Board of Supervisory Directors shall supervise the policy of the Board of Management and the general course of business of the Company and the enterprise connected therewith. It shall assist the Board of Management with advice. In the discharge of its duties of the Board of Supervisory Directors shall be guided by the best interests of the Company and the enterprise connected therewith.
2. The members of the Board of Supervisory Directors shall both jointly and severally have the right to check all records and accounts of the Company and to gain access to all buildings and sites used by the Company.
3. The Board of Supervisory Directors may for the purpose of discharging its duties call in the assistance of experts at the Company's expense, whenever it considers that the affairs of the Company and the enterprise connected therewith require such assistance.
4. Experts so appointed by the Board of Supervisory Directors may be dismissed by the Board of Supervisory Directors at any time.

Article 16: Decision making of the Board of Supervisory Directors

1. If the Board of Supervisory Directors consists of more than one member, this article shall apply to the decision-making of this Board.
2. Resolutions of the Board of Supervisory Directors are adopted by simple majority of the validly cast votes. In the event that one or more members are absent or unable to act, the remaining member(s) are authorised to take valid decisions.
3. Meetings of the Board of Supervisory Directors can be convened by any of its members giving written notice to all other members of the Board at least seven days before the date of the meeting. Resolutions can be adopted at a meeting so convened regardless of the number of members present, provided that (i) at least one of the members appointed pursuant to the binding nomination referred to in Article 14.2(b) and (ii) either the Chairman or the member appointed pursuant to Article 14.2(a) are present.
4. A member of the Board of Supervisory Directors can be represented at the meeting by a private individual (whether or not a member of such Board) pursuant to written power of attorney, provided that the appointment of an attorney who is not a member of the Board of Supervisory Directors requires the approval of the Board of Supervisory Directors. Such power of attorney may only concern the one specifically

designated meeting stated therein.

5. Meetings of the Board of Supervisory Directors are presided over by the Chairman who shall be appointed in terms of paragraph 2(c) of Article 14. The proceedings at such meetings shall be reflected in minutes prepared by a Secretary, who shall be appointed by the Board for each meeting or for a fixed term or indefinite period from its members or otherwise. Such minutes shall be signed by the Chairman and the Secretary.
6. In the absence at a meeting of the Chairman or Secretary appointed for a longer period of time, the meeting shall provide for substitution.
7. If so invited, members of the Board of Management shall be required to attend meetings of the Board of Supervisory Directors.
8. Resolutions can be adopted by the Board of Supervisory Directors outside a formal meeting, provided that its members have been consulted, that they have expressed their opinion on the intended resolution in writing and that a simple majority of them is in favour of the particular resolution.
9. For the application of the provisions of this Article, references to "written" and "in writing" shall mean by letter, cable, telex, email or facsimile.

Article 17: General Meeting of Shareholders

All powers not entrusted to the Board of Management or to others shall vest in the General Meeting of Shareholders within the limits defined by statute and these Articles of Association.

Article 18: Annual Meetings

1. The Annual General Meeting of Shareholders shall be held not later than six months after the end of each financial year.
2. In addition to the meeting referred to in paragraph 1 of this Article 18, Extraordinary General Meetings of Shareholders may be held.

Article 19: Place and Convocation

1. General Meetings of Shareholders may be held in The Netherlands in the municipality where the Company has its official seat, as well as in the municipalities of Amsterdam, Rotterdam, Utrecht, The Hague and Haarlemmermeer. Resolutions can only be validly adopted in a General Meeting of Shareholders held elsewhere if the entire issued capital is represented.
2. General Meetings of Shareholders shall be convened by means of notices sent not later than fifteen days before the meeting by a Managing Director or a Supervisory Director to the shareholders at the addresses specified in the register referred to in Article 6. The convening notices shall state the business to be discussed, entirely without prejudice to the provisions of Article 28 concerning proposals to amend these Articles of Association or to wind up the Company.

3. At meetings of shareholders which have been convened without due observance of the formalities mentioned in paragraph 2 of this Article 19, no resolution may be validly adopted unless it is adopted unanimously and the entire issued capital is represented at the meeting.

Article 20: Chairman, Secretary and Minutes

1. General Meetings of Shareholders shall be chaired by the person appointed for that purpose by the Meeting itself. The Chairman shall then appoint a Secretary for that meeting, which person need not be a shareholder.
2. The Chairman or the Board of Management may instruct a civil law notary to draw up an official record of the Meeting at the expense of the Company.
3. Unless an official record of the Meeting is drawn up by a civil law notary, minutes shall be drawn up at the Meeting. The Minutes shall be adopted and signed by the Chairman and the Secretary of the appropriate Meeting in witness thereof, or shall be adopted by the next General Meeting of Shareholders and in witness thereof signed by the Chairman and Secretary of that meeting.
4. The Board of Management keeps a written record of all resolutions. Such records will be held available for inspection by the shareholders and holder of depositary receipts for shares at the office of the company. Copies or extracts of such records will be provided to the shareholders or holders of depositary receipts free of charge or at cost price.

Article 21: Voting Rights

1. Subject to paragraph 2 of this Article, each shareholder has the number of votes equal to the number that the nominal value of one share with the lowest nominal value is included in the aggregate nominal value of his shares. Shareholders can be represented at Meetings by a proxy appointed by an instrument in writing.
2. In determining what proportion of shareholders exercise their votes, are present or represented, or what proportion of the share capital is provided or represented, the shares in respect of which no voting rights can be exercised pursuant to statute shall not be taken into account.

Article 22: Voting Procedure

1. Unless the law or these Articles of Association provide for a larger majority, all resolutions of the General Meeting of Shareholders shall be adopted by a simple majority of the votes validly cast. Blank and invalid votes shall not be counted.
2. If these Articles of Association require a certain quorum of the issued share capital to be represented at a General Meeting of Shareholders in order to validly adopt resolutions, and such quorum was not represented at a Meeting, a second meeting as referred to in Section 2:230 paragraph 3 of the Dutch Civil Code shall not be held.
3. If the required majority is not obtained after two polls, the proposed resolution is

rejected, unless it concerns the election of persons, in which case a further vote shall be taken between the two persons who obtained the largest number of votes at the second poll. If the votes remain equal at such further vote, a drawing of lots shall decide which of the two persons who equally obtained the largest number of votes shall be elected.

4. Voting shall take place orally, provided that if the proposed resolution concerns the election of persons, and it is so requested by a person entitled to vote, voting shall be by a secret ballot. Voting in any other manner, for example by acclamation, shall be permissible unless a person entitled to vote objects thereto.

Article 23: Resolutions adopted outside a Meeting

Provided there are no holders of depositary receipts, any resolution which the shareholders would have been able to adopt in a General Meeting of Shareholders, may be adopted without such a meeting taking place provided that all shareholders entitled to vote have voted in writing (including by letter, cable, telex, e-mail or facsimile) in favour of such resolution.

Article 24: Meetings of holders of a specific class of shares

Articles 19 through 23 inclusive shall be applicable to meetings of holders of a specific class of shares, provided that these meetings shall be chaired by a person appointed for that purpose by the meeting itself.

Article 25: Financial Year and Annual Accounts

1. The financial year of the Company shall be the calendar year.
2. Within five months after the end of the financial year, save where this period is extended by a maximum of six months by the General Meeting of Shareholders on account of special circumstances, the Board of Management shall draw up the annual accounts, consisting of a balance sheet and a profit and loss account with explanatory notes thereon, which shall be available at the office of the Company for inspection by the shareholders. The Board of Management shall also draw up the annual reports within this term, unless Section 2:403 of The Netherlands' Civil Code applies to the Company.
3. The annual accounts shall be signed by all members of the Board of Management and by all members of the Board of Supervisory Directors and shall be submitted to the General Meeting of Shareholders for adoption. If the signature of one or more of the members of the Board of Management or the Board of Supervisory Directors is missing, this fact and the reason for such absence shall be stated.
4. The General Meeting of Shareholders or, if it fails to do so, the Board of Supervisory Directors or, if it fails to do so, the Board of Management, is authorised and, if provided by statute, obliged to appoint a registered accountant or an accountant referred to in paragraph 1 of Section 2:393 of The Netherlands' Civil Code (both to be

referred to as "accountant") to audit the annual accounts prepared by the Board of Management in accordance with the provisions of paragraph 3 of the said Section 2:393. The accountant renders a report on his audit to the Board of Management and to the Board of Supervisory Directors and reflects the outcome of the audit in a statement on the accuracy of the annual accounts.

5. The appointment of the accountant can at all times be withdrawn by the General Meeting of Shareholders and by the grantor of the appointment; if the Board of Management has granted the appointment, it can also be withdrawn by the Board of Supervisory Directors.

Article 26: Inspection of Annual Accounts

1. From the day on which notice is given of the General Meeting of Shareholders in which the annual accounts are to be dealt with until the end of that Meeting, the annual accounts, the annual report and any other information required under Section 2:392 of The Netherlands' Civil Code shall be available for inspection by the shareholders and the holders of depositary receipts at the Company's offices.
2. Free copies of the documents referred to in this Article shall be made available by the Company to the shareholders and holders of depositary receipts.

Article 27: Distribution of Profits

1. Without prejudice to the provisions of paragraphs 4 and 7 of this Article 27, each holder of Preference Shares shall be annually entitled to a preferred dividend of twelve percent (12%) of the sum of the total nominal value of the Preference Shares held by him and the premium paid thereon for the Preference Shares. This dividend shall be calculated on an annual basis. If Preference Shares have only been issued during the financial year concerned or if during the financial year a payment from the premium reserve will be made for the Preference Shares, the dividend shall be calculated on the shorter period or the lower amount of the reserve.
2. Insofar as the Company is not permitted to distribute the full preferred dividend referred to in paragraph 1 of this Article 27 pursuant to paragraph 7 of this Article 27, the holders of Preference Shares shall be paid in the following way:
   (a) firstly, insofar as any amount is available for distribution, the amount to which the holders of the Preference Shares B are entitled pursuant to paragraph 1 of this Article 27 shall be made available to them, or pro rata that much less as shall be available for distribution;
   (b) if, thereafter, there is still room to make further distributions, the amount to which the holders of the Preference Shares A are entitled pursuant to paragraph 1 of this Article 27 shall be made available to them pro rata, up to the amount to which they are entitled; and
   (c) the deficit shall be made available to the holders of Preference Shares to the

charge of the profits of the following year or years, before any other distribution of profit is made to shareholders, in such a way that the amounts to which they are entitled shall first be made available to the holders of Preference Shares B and then to the holders of Preference Shares A.

3. In the event that the full amount to which the holders of Preference Shares are entitled pursuant to paragraph 1 of this Article 27 is not distributed to them pursuant to paragraph 4 or 7 of this Article 27, the amount to which they are entitled that is not distributed shall be increased with interest in the same percentage as referred to in paragraph 1 of this Article from the day the amount was added to the dividend reserve maintained by the Company for the relevant class of Preference Shares pursuant to paragraph 4 of this Article 27 or should have been paid if the Company had not been prohibited to do so pursuant to paragraph 7 of this Article 27 until the day of actual payment thereof. Such increase shall be paid as dividend together with the amount to which the holders of Preference Shares were entitled but that was not distributed to them, as and when payment thereof takes place.
4. The meeting of holders of the relevant class of Preference Shares may resolve that the dividend to which they are entitled pursuant to paragraph 1 of this Article 27, shall be credited to a separate dividend reserve for that class of Preference Shares maintained by the Company. Distributions from this reserve may be made if the meeting of holders of the relevant class of Preference Shares so resolves.
5. From the balance of the profits after reservation or distribution pursuant to paragraphs 1 through 4 of this Article 27, the General Meeting of Shareholders shall determine the amounts which shall be annually reserved by the Company.
6. The amount remaining after the distributions and reservations made pursuant to paragraphs 1 to 5 inclusive of this Article 27 shall be available to the holders of Ordinary Shares.
7. The Company may only make distributions to its shareholders and to others entitled to receive part of its distributable profits, if and to the extent that the Company's shareholders' equity exceeds the aggregate of its paid up share capital (including calls made) and the amount of such reserves as it is required by statute or by these Articles of Association to maintain.
8. Subject to the approval of the General Meeting of Shareholders, the Board of Management may decide to pay an interim dividend and other distributions, provided always that paragraphs 1, 2, 3 and 7 of this Article 27 are complied with.
9. Dividends (including interim dividends and other distributions for the purposes of this and the next paragraph) shall be made payable at the Company's offices from the date the dividend is declared, unless the resolution concerned shall provide for a different date or place.

10. Dividends which have not been claimed within five years of becoming payable shall — accrue to the benefit of the Company. ——

Article 28: Amendment of Articles of Association and Winding-Up ——

1. If resolutions to amend these Articles of Association or to wind up the Company shall - be proposed to the General Meeting of Shareholders, the intention to propose such —— resolution must be stated in the relevant notice convening the General Meeting of —— Shareholders. Subject to paragraph 2 of this Article, a resolution to amend these —— Articles of Association may be adopted by the General Meeting of Shareholders with a simple majority of the votes validly cast, except for amendments to Articles 3.5, 5.2 or 5.3 which shall require a resolution adopted unanimously in a Meeting at which the — entire issued capital is represented. ——
2. Any person who issues such a notice containing reference to an amendment of the —— Articles of Association must at the same time deposit a copy of the relevant motion, in which the proposed amendment is quoted verbatim, at the Company's offices and such motion shall be made available for inspection by each shareholder or holder of —— depositary receipts until the end of the Meeting. If this procedure is not followed, no — resolution can be validly adopted on the motion, unless such resolution is adopted —— unanimously in a Meeting at which the entire issued capital is represented. ——
3. Between the day of deposit of the motion, referred to in the previous paragraph, and — the day of the General Meeting of Shareholders, the shareholders and holders of —— depositary receipts shall be given an opportunity to obtain a copy of such motion from the Company free of charge. ——

Article 29: Liquidation ——

1. In the event of the winding-up of the Company its liquidation shall be carried out by — the Board of Management, unless the General Meeting of Shareholders should, in the – winding-up resolution or later, determine otherwise. ——
2. During the liquidation the provisions of these Articles of Association shall remain in — force as far as possible. ——
3. The balance remaining after liquidation shall be applied towards payments to the —— shareholders in the following way: ——
   (a) first to the holders of Preference Shares B shall be distributed the amount of: ——
      (i) the total nominal value of the Preference Shares B held by each of them; ——
      (ii) the premium paid on those Preference Shares B, if any, decreased by —— distributions, if any, made from the premium reserve maintained for the —— Preference Shares B, which have been made on those Preference Shares B; —
      (iii) the original amount, if any, of dividend reserved in accordance with —— paragraph 4 of Article 27 for those Preference Shares B, increased by the —— amount calculated in accordance with paragraph 3 of Article 27 and ——

decreased by distributions, if any, made from the dividend reserve maintained for the Preference Shares B, which have been made on those Preference Shares B;

(iv) if, at the time of the dissolution, dividend payments are owed in respect of those Preference Shares B as a result of paragraph 7 of Article 27, the amount of such deficit increased by the amount calculated in accordance with paragraph 3 of said Article;

(v) an amount equal to the preferred dividend due with respect to those Preference Shares B for the period since the end of the last financial year until the date of the liquidation;

(b) then to the holders of Preference Shares A shall be distributed the amount of:

(i) the total nominal value of the Preference Shares A held by each of them;

(ii) the premium paid on those Preference Shares A, if any, decreased by distributions, if any, made from the premium reserve maintained for the Preference Shares A, which have been made on those Preference Shares A;

(iii) the original amount, if any, of dividend reserved in accordance with paragraph 4 of Article 27 for those Preference Shares A, increased by the amount calculated in accordance with paragraph 3 of Article 27 and decreased by distributions, if any, made from the dividend reserve maintained for the Preference Shares A, which have been made on those Preference Shares A;

(iv) if, at the time of the dissolution, dividend payments are owed in respect of those Preference Shares A as a result of paragraph 7 of Article 27, the amount of such deficit increased by the amount calculated in accordance with paragraph 3 of said Article;

(v) an amount equal to the preferred dividend due with respect to those Preference Shares A for the period since the end of the last financial year until the date of the liquidation;

(c) finally the balance (if any) shall be distributed to the holders of Ordinary Shares pro rata to the sum of the nominal value of their shareholdings of those Ordinary Shares and the premium paid thereon (if any).

4. After completion of the liquidation, the accounts and records of the dissolved Company shall, during the period of time prescribed by statute, remain in the custody of the liquidator unless the General Meeting of Shareholders should, in the winding-up resolution or later, determine otherwise.

Finally the Appearer, acting in his aforesaid capacity, declared that:

- presently eighteen thousand (18,000) ordinary shares are issued of one euro (€ 1.00) each. The nominal value of each share will be converted into one hundred euro

(€ 100.00), so that the aforementioned eighteen thousand (18,000) shares will be put — together, so that there will be one hundred and eighty (180) ordinary shares; and ——

- by deed, also to be executed today before me, notaris, there will be issued one hundred thousand (100,000) ordinary shares of one hundred euro (€ 100.00) each, and two —— hundred thousand (200,000) Preference Shares A, which are convertible into ordinary - shares of one hundred euro (€ 100.00) each, and five hundred thousand (500,000) —— Preference Shares B, which are convertible into ordinary shares of one hundred euro — (€ 100.00) each, so that the issued capital amounts to eighty million eighteen thousand euro (€ 80,018,000.00). ——

——IN WITNESS WHEREOF THIS DEED. ——

Executed in Amsterdam on the date, in the month and in the year as stated in the preamble. The Appearer is known to the Undersigned, Notaris. The substance of the Deed having —— been read out and explained to the Appearer, he declared not to require the Deed to be read out in full, to have taken cognisance of the substance of the Deed in good time and to agree with such substance. Immediately following a limited reading this Deed was signed by the - Appearer and by the Undersigned, Notaris at fifteen hours and ten minutes. ——

RESOLUTION IN WRITING OF THE SOLE SHAREHOLDER OF WAVIN INVESTMENTS B.V.

DATED 1 SEPTEMBER 2005

WAVIN LUXEMBOURG S.A., a limited liability company incorporated under the laws of Luxembourg, having its seat in Luxembourg and its registered office at 5, Place du Théâtre, L-2613 Luxembourg, Luxembourg (the "**Shareholder**"),

HEREBY CONFIRMS THAT:

(a) the Shareholder holds the entire issued share capital of **WAVIN INVESTMENTS B.V.**, a private limited liability company (*besloten vennootschap met beperkte aansprakelijkheid*) incorporated under the laws of The Netherlands, with its seat (*statutaire zetel*) in Zwolle and its registered office at Stationsplein 3, 8011 CW Zwolle, The Netherlands and registered at the Commercial Register at Zwolle with registration number 05078970 (the "**Company**");

(b) no depository receipts (*certificaten van aandelen*) have been issued with the Company's co-operation in respect of any shares in the capital of the Company;

(c) no shares in the capital of the Company have been encumbered with a right of pledge (*pandrecht*) or a beneficial right of usufruct (*recht van vruchtgebruik*);

(d) the sole member of the Company's management board (*bestuur*, the "**Board**") has been given the opportunity to render his opinion (*raadgevende stem*) with respect to the resolutions set out below;

(e) pursuant to article 11.3 of the Company's articles of association (the "**Articles**"), the Shareholder wishes to adopt the executive decisions set out in Annex 2 (the "**Consent List**") as requiring either the Company's general meeting of shareholders' or supervisory board's prior approval as set out in the Consent List, effective as of the execution of the notarial deed of amendment and the Board shall be informed of the adoption of this resolution forthwith;

(f) in such circumstances, article 18 of the Articles permits the Shareholder to adopt resolutions in writing without a shareholders' meeting being convened;

and the Shareholder, as shareholders' meeting, **HEREBY RESOLVES:**

(a) to adopt the executive decisions set out in the Consent List as requiring prior approval pursuant to article 11.3 of the Articles effective as of the execution of the notarial deed of amendment;

(b) to amend the Articles as set out in the draft notarial deed of amendment (the "**Amendment**") attached hereto as Annex 1; and

(c) to appoint (*aanwijzen*) Rose L. Brounts and Jodie A. Lazell, both of Clifford Chance Limited Liability Partnership, Amsterdam, The Netherlands, and each of the

employees of Mr. M.J. Meijer c.s. Notarissen, and each of them individually with the right of substitution (*recht van substitutie*) (the "Appointees", and each of them an "Appointee"), to perform the following in respect of the Amendment:

(d) to make any amendments of a technical nature deemed necessary or appropriate to the extent that such amendments do not alter the content of the Amendment;

(e) to apply for a statement of non-objection (*verklaring van geen bezwaar*) from the Ministry of Justice in respect of the Amendment;

(f) to execute the notarial deed of amendment of the articles (*notariële akte van statutenwijziging*);

(g) to make any necessary registrations with the relevant Commercial Register(s) *(Handelsregister(s))*; and

(h) to do everything the Appointees may determine to be appropriate in connection therewith.

The Shareholder hereby covenants and agrees to indemnify and to hold harmless each of the Appointees from and against any liability they might incur for any steps taken in connection with this Power of Attorney.

for and on behalf of WAVIN LUXEMBOURG S.A.



Name: Delphine TEMPÉ
Title: Director
Date: 01/09/2005
Place: Luxembourg



Name: Stef OOSTVOGELS
Title: Director
Date: 01/09/2005
Place: Luxembourg


Justitie

Ministerie van Justitie

Dienst Justis
Justitiële uitvoeringsdienst Toetsing, Integriteit en Screening

Referentie: rjc/lv/Wavin Investments

Mr. RJC van Helden
Postbus 1556
1000 BN AMSTERDAM

Verklaring van geen bezwaar

Naar aanleiding van uw verzoek tot het verkrijgen van de verklaring van geen bezwaar ten aanzien van de hieronder genoemde

Statutenwijziging

deel ik u het volgende mede:

Mij is van bezwaren niet gebleken.

Naam Wavin Investments B.v.

Nummer BV 1333241

Beslissingsdatum 12 september 2005

De minister van Justitie,
Namens deze,

De coordinator Integriteit Bedrijfsleven
A. A. A. M. Huldy

Indien van toepassing gaarne onderstaande aankruisen en deze verklaring retourneren.
[ ] Van deze verklaring is geen gebruik gemaakt

Merger proposal regarding the contemplated statutory merger with Wavin Holding B.V.

INFORMAL TRANSLATION OF THE DRAFT

LT/6004008/386720/2

PROPOSAL REGARDING THE MERGER BETWEEN
WAVIN INVESTMENTS B.V.
AND
WAVIN HOLDING B.V.

The undersigned:

1. first names : Philippus Petrus Franciscus Clemens
   surname : Houben

   first names : Andrew Rankine
   surname : Taylor

   first names : Hendrik
   surname : ten Hove

   first names : Wilhelmus Henricus Johannes Clemens Maria
   surname : Oomens

   jointly constituting the entire Management Board of the company with limited liability (*besloten vennootschap met beperkte aansprakelijkheid*) **Wavin Investments B.V.**, having its seat in Zwolle, its address at 8011 CW Zwolle, Stationsplein 3
   (the '**Acquiring Company**');

and

2. first names : Philippus Petrus Franciscus Clemens
   surname : Houben

   first names : Andrew Rankine
   surname : Taylor

   first names : Hendrik
   surname : ten Hove

   first names : Wilhelmus Henricus Johannes Clemens Maria
   surname : Oomens

   jointly constituting the entire Management Board of the company with limited liability (*besloten vennootschap met beperkte aansprakelijkheid*) **Wavin Holding B.V.**, having its seat in Zwolle, its address at 8011 CW Zwolle, Stationsplein 3
   (the '**Disappearing Company**')

(the Acquiring Company and the Disappearing Company hereinafter jointly also to be referred to as the '**Merging Companies**'),

whereas:

- *the Acquiring Company has a Supervisory Board;*
- *the Acquiring Company and the Disappearing Company intend to merge in the meaning of Chapters 1, 2 and 3 of Part 7, Book 2 Dutch Civil Code, in such a manner that the Acquiring Company shall acquire the entire equity (gehele vermogen) of the Disappearing Company under universal succession of title (algemene titel), and as a consequence of which the Disappearing Company shall cease to exist;*
- *the Merging Companies have not been dissolved, nor have they been declared bankrupt or have they filed a petition for suspension of payments;*
- *the issued capital of the Disappearing Company has been fully paid-up, no depositary receipts for the above shares have been issued with the concurrence of the relevant company, nor has at the time of the merger a right of usufruct or a right of pledge been established on the above shares;*
- *as at the time of the merger the Acquiring Company is the holder of all shares in the capital of the Disappearing Company article 2:333 paragraph 1 Dutch Civil Code shall apply;*
- *the Management Boards of the Merging Companies herewith put forward the following:*

Merger Proposal:

1. The company with limited liability (*besloten vennootschap met beperkte aansprakelijkheid*) Wavin Investments B.V., having its seat in Zwolle, its address at 8011 CW Zwolle, Stationsplein 3, shall merge as Acquiring Company in the meaning of Chapters 1, 2 and 3 of Part 7, Book 2 Dutch Civil Code, with the company with limited liability (*besloten vennootschap met beperkte aansprakelijkheid*) Wavin Holding B.V., having its seat in Zwolle, its address at 8011 CW Zwolle, Stationsplein 3, as Disappearing Company, upon which merger the Acquiring Company shall acquire the entire equity (*gehele vermogen*) of the Disappearing Company under universal succession of title (*algemene titel*) of title and as a consequence of which the Disappearing Company shall cease to exist.

./. 2. The current articles of association of the Acquiring Company shall read as indicated in annex A attached to this proposal.

./.

The articles of association of the Acquiring Company shall not be amended upon the merger. However, there is the intention to convert the Acquiring Company into a company with limited liability (*naamloze* vennootschap). The draft deed of this amendment to the articles of association, is included in annex B, attached to this proposal.
The annexes referred to above shall constitute an integral part of the current merger proposal.

3. There are no (legal) persons who, other than those in the capacity of shareholders, have any special rights as referred to in article 2:320 in conjunction with article 2:312 paragraph 2(c) Dutch Civil Code vis-à-vis the Disappearing Company, so that no rights or remuneration, as referred to in the above statutory provisions, need to be granted or allowed.

4. Neither the members of the Management Boards nor the members of the Supervisory Board of the Merging Companies nor any third party involved in the contemplated merger, shall be granted any advantage in connection with the merger.

5. The composition of the Management Board and the Supervisory Board of the Acquiring Company shall not be changed upon the merger.

6. The financial data of the Disappearing Company with respect to the period as from 1 January 2006 up to the date that the merger will become effective, shall be accounted for in the annual accounts of the Acquiring Company commencing on the first day of January two thousand and six.

7. The business operations of the Disappearing Company shall be continued by the Acquiring Company in the same manner.

8. Neither the resolution regarding the merger by the shareholders' meeting of the Acquiring Company nor the resolution regarding the merger by the shareholders' meeting of the Disappearing Company does not need to be approved.

9. The merger shall not influence the goodwill and the distributable reserves in the Acquiring Company.

10. Upon the merger no shares in the capital of the Acquiring Company shall be cancelled in applying article 2:325 paragraph 3 Dutch Civil Code.

11. In witness of the approval regarding this merger proposal by the Supervisory Board of the Acquiring Company, each member of the Supervisory Board of the Acquiring Company co-signed this proposal.

Signed on ______________________ in ____________________

Wavin Investments B.V.

____
by: P.P.F.C. Houben
title: member of the Management Board

____
by: A.R. Taylor
title: member of the Management Board

____
by: H. ten Hove
title: member of the Management Board

____
by: W.H.J.C. Oomens
title: member of the Management Board

____
by: J.R. Voûte
title: member of the Supervisory Board

____
by: P.C. van den Hoek
title: member of the Management Board

____
by: L.R.J. Ridder van Rappard
title: member of the Supervisory Board

____
by: M. Boughton
title: member of the Supervisory Board

____
by: B.G. Hill
title: member of the Supervisory Board

Signed on ________________________ in ______________________

Wavin Holding B.V.

____________________ by: P.P.F.C. Houben title: member of the Management Board	____________________ by: A.R. Taylor title: member of the Management Board
____________________ by: H. ten Hove title: member of the Management Board	____________________ by: W.H.J.C. Oomens title: member of the Management Board

wavin

VOORSTEL TOT FUSIE TUSSEN WAVIN INVESTMENTS B.V. EN WAVIN HOLDING B.V.

De ondergetekenden:

1. voornamen : Philippus Petrus Franciscus Clemens
   achternaam : Houben

   voornamen : Andrew Rankine
   achternaam : Taylor

   voornaam : Hendrik
   achternaam : ten Hove

   voornamen : Wilhelmus Henricus Johannes Clemens Maria
   achternaam : Oomens

   tezamen vormend het voltallig bestuur van de besloten vennootschap met beperkte aansprakelijkheid **Wavin Investments B.V.**, met zetel te Zwolle, adres 8011 CW Zwolle, Stationsplein 3 (de '**Verkrijgende Vennootschap**');

en

2. voornamen : Philippus Petrus Franciscus Clemens
   achternaam : Houben

   voornamen : Andrew Rankine
   achternaam : Taylor

   voornaam : Hendrik
   achternaam : ten Hove

   voornamen : Wilhelmus Henricus Johannes Clemens Maria
   achternaam : Oomens

   tezamen vormend het voltallig bestuur van de besloten vennootschap met beperkte aansprakelijkheid **Wavin Holding B.V.**, met zetel te Zwolle, adres 8011 CW Zwolle, Stationsplein 3
   (de '**Verdwijnende Vennootschap**')

(de Verkrijgende Vennootschap en de Verdwijnende Vennootschap hierna tezamen ook te noemen de '**Fuserende Vennootschappen**'),

in aanmerking nemende dat:

- *de Verkrijgende Vennootschap en de Verdwijnende Vennootschap het voornemen hebben te fuseren in de zin van afdeling 1, 2 en 3 van Titel 7, Boek 2, Burgerlijk Wetboek, en wel zodanig dat de Verkrijgende Vennootschap het gehele vermogen van de Verdwijnende Vennootschap onder algemene titel verkrijgt, waarbij de Verdwijnende Vennootschap ophoudt te bestaan;*
- *de Fuserende Vennootschappen niet zijn ontbonden, noch in staat van faillissement verkeren of surseance van betaling hebben aangevraagd;*
- *het geplaatste aandelenkapitaal in de Verdwijnende Vennootschap geheel is volgestort en dat voor gemelde aandelen geen certificaten van aandelen zijn uitgegeven met medewerking van de desbetreffende vennootschap, en dat op voormelde aandelen ten tijde van de fusie geen recht van vruchtgebruik of een pandrecht is gevestigd;*
- *aangezien de Verkrijgende Vennootschap ten tijde van de fusie houder is van alle aandelen in het kapitaal van de Verdwijnende Vennootschap artikel 2:333 lid 1 Burgerlijk Wetboek van toepassing is;*
- *slechts de Verkrijgende Vennootschap een raad van commissarissen kent;*
- *de besturen van de Fuserende Vennootschappen bij deze doen het navolgende,*

voorstel tot fusie:

1. De besloten vennootschap met beperkte aansprakelijkheid Wavin Investments B.V., met zetel te Zwolle, adres 8011 CW Zwolle, Stationsplein 3, zal als Verkrijgende Vennootschap fuseren in de zin van afdeling 1, 2 en 3 van Titel 7, Boek 2, Burgerlijk Wetboek, met de besloten vennootschap met beperkte aansprakelijkheid Wavin Holding B.V., met zetel te Zwolle, adres 8011 CW Zwolle, Stationsplein 3, als Verdwijnende Vennootschap, waarbij de Verkrijgende Vennootschap het gehele vermogen van de Verdwijnende Vennootschap onder algemene titel verkrijgt en waardoor de Verdwijnende Vennootschap ophoudt te bestaan.

2. De huidige statuten van de Verkrijgende Vennootschap luiden als aangegeven in de aan dit voorstel gehechte **bijlage A**.

   De statuten van de Verkrijgende Vennootschap zullen ter gelegenheid van de fusie niet worden gewijzigd. Wel bestaat het voornemen de Verkrijgende Vennootschap voor het tot stand komen van de onderhavige voorgenomen fusie om te zetten in een naamloze vennootschap. Het concept van de statuten zoals deze zullen luiden na voormelde omzetting en statutenwijziging is aan dit voorstel gehecht als **bijlage B**. De hiervoor bedoelde bijlagen maken een integrerend onderdeel uit van het onderhavige voorstel tot fusie.

3. Er zijn geen (rechts)personen die anders dan als aandeelhouder bijzondere rechten, als bedoeld in artikel 2:320 juncto artikel 2:312 lid 2 sub c Burgerlijk Wetboek, jegens de Verdwijnende Vennootschap hebben, zodat geen rechten of vergoedingen, als bedoeld in voormelde wetsartikelen, behoeven te worden toegekend.

Getekend te: ____________________ op 16-8-06

Wavin Investments B.V.



door: Ph.P.F.C. Houben titel: bestuurder	door: A.R. Taylor titel: bestuurder




door: H. ten Hove titel: bestuurder	door: W.H.J.C.M. Oomens titel: bestuurder
door: J.R. Voûte titel: commissaris	door: P.C. van den Hoek titel: commissaris
door: L.R.J. Ridder van Rappard titel: commissaris	door: M. Boughton titel: commissaris
door: B.G. Hill titel: commissaris	



Getekend te: ____________________ op ____________________

Wavin Investments B.V.



door: Ph.P.F.C. Houben
titel: bestuurder



door: A.R. Taylor
titel: bestuurder



door: H. ten Hove
titel: bestuurder

door: W.H.J.C.M. Oomens
titel: bestuurder

door: J.R. Voûte
titel: commissaris

door: P.C. van den Hoek
titel: commissaris

door: L.R.J. Ridder van Rappard
titel: commissaris

door: M. Boughton
titel: commissaris

door: B.G. Hill
titel: commissaris



ZN060S10.sbc

Getekend te: ____________________ op ________________________

Wavin Investments B.V.



door: Ph.P.F.C. Houben
titel: bestuurder

door: A.R. Taylor
titel: bestuurder



door: H. ten Hove
titel: bestuurder

door: W.H.J.C.M. Oomens
titel: bestuurder



door: J.R. Voûte
titel: commissaris

door: P.C. van den Hoek
titel: commissaris

door: L.R.J. Ridder van Rappard
titel: commissaris

door: M. Boughton
titel: commissaris

door: B.G. Hill
titel: commissaris

ZN060810.sbc



Gelekend te: ________________ op ________________

Wavin Investments B.V.



door: Ph.P.F.C. Houben
titel: bestuurder

door: A.R. Taylor
titel: bestuurder



door: H. ten Hove
titel: bestuurder

door: W.H.J.C.M. Oomens
titel: bestuurder

door: J.R. Voûte
titel: commissaris

door: P.C. van den Hoek
titel: commissaris



door: L.R.J. Ridder van Rappard
titel: commissaris

door: M. Boughton
titel: commissaris

door: B.G. Hill
titel: commissaris

ZX060S10.sb

Getekend te: ____________________ op ____________________

Wavin Investments B.V.



door: Ph.P.F.C. Houben
titel: bestuurder

door: A.R. Taylor
titel: bestuurder



door: H. ten Hove
titel: bestuurder

door: W.H.J.C.M. Oomens
titel: bestuurder

door: J.R. Voûte
titel: commissaris

door: P.C. van den Hoek
titel: commissaris

door: L.R.J. Ridder van Rappard
titel: commissaris



door: M. Boughton
titel: commissaris

door: B.G. Hill
titel: commissaris



Getekend te: ____________________ op ____________________

Wavin Investments B.V.



door: Ph.P.F.C. Houben
titel: bestuurder

door: A.R. Taylor
titel: bestuurder



door: H. ten Hove
titel: bestuurder

door: W.H.J.C.M. Oomens
titel: bestuurder

door: J.R. Voûte
titel: commissaris

door: P.C. van den Hoek
titel: commissaris

door: L.R.J. Ridder van Rappard
titel: commissaris

door: M. Boughton
titel: commissaris



door: B.G. Hill
titel: commissaris

ZN060S10.sb

Getekend te: ______________________ op ________________________

Wavin Investments B.V.

____
door: P.P.F.C. Houben
titel: bestuurder

____
door: A.R. Taylor
titel: bestuurder

____
door: H. ten Hove
titel: bestuurder

____
door: W.H.J.C. Oomens
titel: bestuurder

____
door: J.R. Voûte
titel: commissaris

____
door: B.G. Hill
titel: commissaris

____
door: L.R.J. Ridder van Rappard
titel: commissaris

____
door: M. Boughton
titel: commissaris

____
door: P.C. van den Hoek
titel: commissaris

Getekend te: ____________________ op ______________________

Wavin Holding B.V.



door: Ph.P.F.C. Houben
titel: bestuurder

door: A.R. Taylor
titel: bestuurder



door: H. ten Hove
titel: bestuurder

door: W.H.J.C.M. Oomens
titel: bestuurder

ZN060810.sbe

Getekend te: ______________________ op ________________________

Wavin Holding B.V.



door: Ph.P.F.C. Houben
titel: bestuurder



door: A.R. Taylor
titel: bestuurder



door: H. ten Hove
titel: bestuurder

door: W.H.J.C.M. Oomens
titel: bestuurder

Getekend te:  op 14/08/06

Wavin Holding B.V.



door: Ph.P.F.C. Houben
titel: bestuurder

door: A.R. Taylor
titel: bestuurder



door: H. ten Hove
titel: bestuurder

door: W.H.J.C.M. Oomens
titel: bestuurder

ZN060510.shc



BIJLAGE B

OMZETTING EN STATUTENWIJZIGING
WAVIN INVESTMENTS B.V.
(NIEUWE NAAM: WAVIN N.V.)

Heden,
, verscheen voor mij,
mr. Paul Hubertus Nicolaas Quist,notaris te Amsterdam:

De comparant verklaarde:

dat de statuten van de besloten vennootschap met beperkte aansprakelijkheid **Wavin Investments B.V.** met zetel te Zwolle, adres 8011 CW Zwolle, Stationsplein 3, ingeschreven in het handelsregister onder nummer 05078970 (de "**vennootschap**"), laatstelijk zijn gewijzigd bij akte op dertien september tweeduizend vijf verleden voor mr R. van Helden, notaris te Amsterdam, ten aanzien van welke statutenwijziging de Minister van Justitie op twaalf september tweeduizend vijf onder nummer B.V. 1.333.241 heeft medegedeeld dat hem van geen bezwaar is gebleken;

- dat de algemene vergadering van de vennootschap heeft besloten de vennootschap om te zetten in een naamloze vennootschap en in verband daarmee de statuten van de vennootschap geheel te wijzigen;
- dat voorts werd besloten om onder meer de comparant te machtigen de betreffende omzetting en statutenwijziging tot stand te brengen;
- dat van deze besluiten blijkt uit een aan deze akte te hechten [aandeelhoudersbesluit].

Vervolgens verklaarde de comparant ter uitvoering van deze besluiten de vennootschap om te zetten in een naamloze vennootschap en de statuten van de vennootschap geheel te wijzigen als volgt:

Naam en zetel

Artikel 1.

DRAFT

BIJLAGE B

1. De vennootschap draagt de naam: Wavin N.V.
2. Zij is gevestigd te Zwolle en kan daarnaast nevenvestigingen hebben.

Doel

Artikel 2.

1. De vennootschap heeft ten doel:
   a. het financieren van vennootschappen en andere ondernemingen, het lenen, uitlenen en bijeenbrengen van gelden, het deelnemen in alle soorten financiële transacties, daaronder begrepen het uitgeven van obligaties, schuldbekentenissen of andere effecten of waardepapieren, het beleggen in effecten in de ruimste zin des woords, het verstrekken van garanties, het verbinden van de vennootschap en het bezwaren van activa van de vennootschap ten behoeve van vennootschappen en andere ondernemingen waarmee de vennootschap in de groep is verbonden en ten behoeve van derden;
   b. het oprichten van, het op enigerlei wijze deelnemen in, besturen van, beheren van, toezicht houden op en samenwerken met vennootschappen en andere ondernemingen, het verkrijgen, behouden, vervreemden of op enigerlei andere wijze beheren van alle soorten van deelnemingen en belangen in andere vennootschappen en ondernemingen, alsmede het aangaan van joint ventures met andere vennootschappen en ondernemingen;
   c. het verkrijgen, beheren, exploiteren, bezwaren en vervreemden van roerende zaken, onroerende zaken en vermogensrechten, alsmede rechten op of belangen in roerende zaken, onroerende zaken en vermogensrechten;
   d. het verkrijgen, exploiteren en vervreemden van octrooien en andere rechten van intellectuele eigendom, het verkrijgen en verlenen van licenties, sub-licenties en soortgelijke rechten hoe ook genaamd of omschreven, en zo nodig het beschermen van de rechten ontleend aan octrooien en aan andere rechten van intellectuele eigendom, licenties, sub-licenties en soortgelijke rechten tegen inbreuk door derden; en
   e. het op enigerlei wijze ondernemen van handelsactiviteiten van welke aard dan ook.

BIJLAGE B

2. Het in het vorige lid omschreven doel omvat mede al hetgeen in de ruimste zin daartoe behoort, daarmee verband houdt of daartoe bevorderlijk kan zijn, daaronder begrepen in voorkomende gevallen het verstrekken van leningen als bedoeld in lid 7 van artikel 3.
3. Bij het nastreven van haar doel neemt de vennootschap tevens de belangen in acht van de vennootschappen en ondernemingen waarmee zij in een groep verbonden is.

Kapitaal en aandelen

Artikel 3.

1. Het maatschappelijk kapitaal van de vennootschap bedraagt driehonderd miljoen euro (EUR 300.000.000,--), verdeeld in:
   - vierhonderdduizend (400.000) gewone aandelen, elk met een nominale waarde van éénhonderd euro (EUR 100,--);
   - zeshonderdduizend (600.00) preferente aandelen A, converteerbaar in gewone aandelen, elk met een nominale waarde van éénhonderd euro (EUR 100,--);
   - twee miljoen (2.000.000) preferente aandelen B, converteerbaar in gewone aandelen, elk met een nominale waarde van éénhonderd euro (EUR 100,--);

   (de preferente aandelen A en de preferente aandelen B tezamen hier te noemen de "preferente aandelen").

   De aandelen zijn onsplitsbaar, luiden op naam en zijn per klasse doorlopend genummerd van 1 af; aandelenbewijzen worden uitgereikt.
2. Waar in deze statuten wordt gesproken van "aandelen" en "aandeelhouders" worden daaronder, tenzij het tegendeel uitdrukkelijk is aangegeven, respectievelijk verstaan alle aandelen van alle klassen en houders van alle klassen aandelen.
3. Nog niet geplaatste aandelen zullen worden uitgegeven tegen de koers en op zodanig voorwaarden en tijdstippen als de algemene vergadering van aandeelhouders, of een ander orgaan dat de algemene vergadering van aandeelhouders daartoe heeft aangewezen voor een periode van maximaal vijf jaren.

   Bij de aanwijzing moet zijn bepaald hoeveel en welke soort aandelen mogen worden uitgegeven.

   Tenzij bij de aanwijzing anders is bepaald kan zij niet worden ingetrokken.
4. Bij uitgifte van aandelen heeft iedere houder van de klasse aandelen die wordt uitgegeven een voorkeursrecht naar evenredigheid van het aantal op dat moment door hem ge-

BIJLAGE B

houden aandelen van deze klasse; indien en voor zover niet op alle uit te geven aandelen wordt ingeschreven door de betreffende aandeelhouder(s), heeft iedere andere aandeelhouder het recht in te schrijven op de uit te geven aandelen naar evenredigheid van het aantal op dat moment door hem gehouden aandelen.

Aandeelhouders hebben geen voorkeursrecht op aandelen die worden uitgegeven aan werknemers van de vennootschap of van een groepsmaatschappij of aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.

Het voorkeursrecht kan, telkens voor een enkele uitgifte, worden beperkt of uitgesloten bij besluit van de algemene vergadering van aandeelhouders, dan wel van het orgaan waaraan de algemene vergadering van aandeelhouders haar bevoegdheid krachtens lid 3 van dit artikel 3 heeft overgedragen.

5. Een besluit van de algemene vergadering van aandeelhouders op grond van lid 3 of 4 om (i) de bevoegdheid tot uitgifte van aandelen of beperkingen of uitsluiting van voorkeursrechten aan een ander orgaan over te dragen of (ii) voorkeursrechten te beperken of uit te sluiten, vereist een besluit genomen met algemene stemmen in een vergadering waarbij het volledige aandelenkapitaal vertegenwoordigd is.
6. Het bepaalde in de leden 3 en 4 van dit artikel 3 is van overeenkomstige toepassing op het verlenen van rechten tot het nemen van aandelen.
7. De vennootschap mag niet, met het oog op het nemen of verkrijgen door andere van aandelen in haar kapitaal of van certificaten daarvan, zekerheid stellen, een koersgarantie geven, zich op andere wijze sterk maken of zich hoofdelijk of anderszins naast of voor anderen verbinden, behoudens in zoverre als wettelijk toegestaan.

   Dit verbod heeft mede betrekking op aandelen of certificaten van aandelen in het kapitaal van een Nederlandse vennootschap waarvan de vennootschap dochtermaatschappij is.

   Leningen met het oog op het nemen of verkrijgen van aandelen in haar kapitaal of van certificaten daarvan, mag de vennootschap slechts verstrekken tot ten hoogste het bedrag van de uitkeerbare reserves.

   De vennootschap houdt een niet-uitkeerbare reserve aan tot het uitstaande bedrag van de in de vorige zin genoemde leningen.

BIJLAGE B

8. Is de som van het gestorte en opgevraagde deel van het kapitaal en de reserves die krachtens de wet of deze statuten moeten worden aangehouden geringer dan het laatst krachtens de wet vastgestelde minimumkapitaal, dan moet de vennootschap een reserve aanhouden ter grootte van het verschil.

Inkoop van eigen aandelen

Artikel 4.

1. Verkrijging door de vennootschap van niet-volgestorte aandelen in haar kapitaal is nietig.
2. Volgestorte aandelen in haar kapitaal mag de vennootschap slechts verkrijgen om niet of indien:
   a. haar eigen vermogen, verminderd met de verkrijgingsprijs van de desbetreffende aandelen, niet kleiner is dan het gestorte en opgevraagde deel van haar kapitaal vermeerderd met de reserves die krachtens de wet of deze statuten moeten worden aangehouden;
   b. het nominale bedrag van de aandelen die de vennootschap verkrijgt, houdt of in pand houdt of die worden gehouden door een dochtermaatschappij, niet meer beloopt dan een tiende van het geplaatste kapitaal, en
   c. machtiging daartoe aan de directie is verleend door de algemene vergadering. Deze machtiging geldt voor ten hoogste achttien maanden. De algemene vergadering moet in de machtiging bepalen hoeveel en welke soort aandelen mogen worden verkregen, hoe zij mogen worden verkregen en tussen welke grenzen de prijs moet liggen. De hiervoor bedoelde machtiging is niet vereist, voor zover de vennootschap eigen aandelen, die zijn opgenomen in de prijscourant van een beurs, verkrijgt om, krachtens een voor hen geldende regeling, over te dragen aan werknemers van de vennootschap of van een groepsmaatschappij.
3. Voor de geldigheid van de verkrijging is met het oog op het vereiste omschreven in lid 2 sub a. bepalend de grootte van het eigen vermogen van de vennootschap volgens de laatst vastgestelde balans, verminderd met de verkrijgingsprijs van aandelen in het kapitaal van de vennootschap en uitkeringen uit de winst of reserve aan anderen, die de vennootschap en haar dochtermaatschappijen na de balansdatum verschuldigd werden.
   Is een boekjaar meer dan zes maanden verstreken zonder dat de jaarrekening is vastge-

BIJLAGE B

steld, dan is verkrijging door de vennootschap van eigen aandelen niet toegestaan.

4. Op aandelen in het kapitaal van de vennootschap, gehouden door de vennootschap zelf of haar dochtermaatschappijen, wordt geen winst uitgekeerd, en zij tellen niet mee bij de berekening van de winstverdeling.
5. De vorige leden van dit artikel gelden niet voor aandelen die de vennootschap onder algemene titel verkrijgt.
6. Onder het begrip aandelen in dit artikel zijn certificaten daarvan begrepen.
7. Vervreemding van door de vennootschap gehouden aandelen in haar eigen kapitaal of certificaten daarvan geschiedt ingevolge een besluit van de algemene vergadering van aandeelhouders met inachtneming van het bepaalde in de leden 3, 4 en 5 van artikel 3.

Agio, intrekking en conversie van aandelen

Artikel 5.

1. Indien agio gestort wordt op een of meer klassen aandelen, wordt voor iedere betreffende klasse aandelen een afzonderlijke agioreserve aangehouden in de boeken van de vennootschap, onder vermelding van het op iedere betreffende klasse aandelen gestorte agio.

   Uitkeringen uit deze reserves kunnen slechts worden gedaan krachtens besluit van de algemene vergadering van aandeelhouders onder goedkeuring van de vergadering van houders van de desbetreffende klasse aandelen.
2. De algemene vergadering van aandeelhouders kan, bij besluit genomen met algemene stemmen in een vergadering waar het gehele geplaatste kapitaal aanwezig of vertegenwoordigd is, een of meer van de krachtens lid 1 van dit artikel 5 aangehouden agioreserves samenvoegen.
3. De algemene vergadering van aandeelhouders kan besluiten tot vermindering van het aandelenkapitaal door middel van intrekking van aandelen of door vermindering van het nominale bedrag van aandelen door statutenwijziging.

   Een dergelijk besluit kan betrekking hebben op aandelen van iedere klasse, afzonderlijk dan wel tezamen met aandelen van een andere klasse, mits de vergadering van houders van de desbetreffende klasse aandelen daaraan haar goedkeuring verleent bij besluit genomen met algemene stemmen in een vergadering waar alle houders van de desbetreffende klasse aandelen zijn vertegenwoordigd.

BIJLAGE B

Bovendien kan de algemene vergadering van aandeelhouders, mits de vergadering van houders van de desbetreffende klasse aandelen haar goedkeuring daaraan verleent bij besluit genomen met algemene stemmen in een vergadering waar alle houders van de desbetreffende klasse aandelen zijn vertegenwoordigd, bepalen dat een besluit tot intrekking met terugbetaling slechts betrekking zal hebben op een bepaald percentage van de aandelen van een of meerdere klasse(n); in dat geval zal de directie door loting de nummers bepalen van de aandelen die daadwerkelijk zullen worden ingetrokken.

4. Aandelen van een bepaalde klasse kunnen worden geconverteerd in aandelen van een andere klasse, zij het dat gewone aandelen niet kunnen worden geconverteerd in preferente aandelen.
   Een door dit artikel toegestane conversie vindt plaats krachtens een besluit van de directie, en op zodanige andere voorwaarden als de directie daarbij zal bepalen.
   Een directiebesluit tot conversie van aandelen vereist de goedkeuring van de vergadering van de houders van de betreffende klassen aandelen alsmede van de algemene vergadering van aandeelhouders.

Register van aandeelhouders

Artikel 6.

1. De directie houdt een register waarin de naam en het adres van iedere aandeelhouder is opgenomen met vermelding van het op ieder aandeel gestorte bedrag.
2. In het register worden tevens opgenomen de naam en het adres van hen die blijkens mededeling aan de vennootschap een pandrecht of een recht van vruchtgebruik op die aandelen hebben, met vermelding of hun het stemrecht of de rechten die door de wet zijn toegekend aan de houders van met medewerking van de vennootschap uitgegeven certificaten van aandelen toekomen.
3. Iedere aandeelhouder, pandhouder en vruchtgebruiker van aandelen en iedere houder van met medewerking van de vennootschap uitgegeven certificaten op naam van aandelen is verplicht er voor te zorgen dat zijn adres bij de vennootschap bekend is.
4. In het register worden opgenomen ieder verleend ontslag van aansprakelijkheid voor nog niet gedane stortingen alsmede, ingeval van levering van niet-volgestorte aandelen, de dag van levering.
5. De directie draagt ervoor zorg dat het register steeds wordt bijgehouden.

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Alle aantekeningen worden ondertekend door een lid van de directie of door een daartoe door de directie gemachtigde.

6. De directie verstrekt desgevraagd aan een aandeelhouder, pandhouder, een vruchtgebruiker en een houder van met medewerking van de vennootschap uitgegeven certificaten op naam van aandelen om niet een uittreksel uit het register met betrekking tot zijn recht op een aandeel.
   Rust op het aandeel een recht van vruchtgebruik of een pandrecht, dan vermeldt het uittreksel aan wie de in de leden 8, 9 en 10 van dit artikel 6 bedoelde rechten toekomen.
7. De directie legt het register ten kantore van de vennootschap ter inzage van de aandeelhouders, van de pandhouders en vruchtgebruikers aan wie de in de leden 8, 9 en 10 van dit artikel 6 bedoelde rechten toekomen, alsmede van de houders van met medewerking van de vennootschap uitgegeven certificaten op naam van aandelen.
   De gegevens van het register omtrent niet-volgestorte aandelen zijn ter inzage van een ieder; afschrift of uittreksel van deze gegevens wordt tegen ten hoogste kostprijs verstrekt.
8. Op aandelen kan vruchtgebruik worden gevestigd.
   Indien bij de vestiging van het vruchtgebruik is bepaald dat het stemrecht toekomt aan de vruchtgebruiker, komt hem dit recht slechts toe indien zowel die bepaling als - bij overdracht van het vruchtgebruik - de overgang van het stemrecht zijn goedgekeurd door de algemene vergadering van aandeelhouders.
9. De aandeelhouder die geen stemrecht heeft en de vruchtgebruiker die stemrecht heeft, hebben de rechten die door de wet zijn toegekend aan de houders van met medewerking der vennootschap uitgegeven certificaten van aandelen.
   De vruchtgebruiker die geen stemrecht heeft, heeft deze rechten, indien bij de vestiging of overdracht van het vruchtgebruik niet anders is bepaald.
10. Op aandelen kan een pandrecht worden gevestigd.
    Het bepaalde in de leden 8 en 9 van dit artikel 6 is van overeenkomstige toepassing ten aanzien van pandrechten.
11. Onder certificaathouders wordt in deze statuten verstaan de houders van met medewerking van de vennootschap uitgegeven certificaten op naam van aandelen alsmede de

pandhouders en vruchtgebruikers die de in lid 9 van dit artikel 6 bedoelde rechten hebben.

Meerdere gerechtigden

Artikel 7.

Indien een aandeel, een met medewerking van de vennootschap uitgegeven certificaat op naam daarvan, een pandrecht of een recht van vruchtgebruik daarop aan meer dan een persoon toebehoort, kunnen de gezamenlijk gerechtigden zich slechts tegenover de vennootschap doen vertegenwoordigen door één voor dat doel door hen aan te wijzen persoon.

Van deze aanwijzing moet de directie onverwijld schriftelijk in kennis worden gesteld.

Uitgifte en levering van aandelen

Artikel 8.

1. De uitgifte en levering van aandelen geschiedt met inachtneming van het daaromtrent bepaalde in de wet.
2. Het bepaalde in lid 1 van dit artikel 8 vindt overeenkomstige toepassing op de vestiging van een pandrecht anders dan bedoeld in artikel 3:259 van het Burgerlijk Wetboek, op de vestiging en levering van een recht van vruchtgebruik op aandelen en op de toedeling van aandelen bij verdeling van enige gemeenschap.

Goedkeuringsprocedure

Artikel 9.

1. Elke overdracht van aandelen behoeft de voorafgaande goedkeuring van de algemene vergadering van aandeelhouders.
2. De goedkeuring wordt verzocht aan de vennootschap onder opgave van het aantal aandelen waaromtrent de beslissing wordt verzocht, de prijs en de overige voorwaarden waartegen de overdracht zal plaatsvinden en de naam van degene aan wie de verzoeker het aandeel of de aandelen wil overdragen, alsmede of hij al dan niet instemt met aanwijzing van de vennootschap als gegadigde.

   De vennootschap doet van het verzoek onverwijld mededeling aan de overige aandeelhouder of aandeelhouders.
3. Op het verzoek moet binnen twee maanden na ontvangst van het verzoek worden beslist.

   Indien binnen deze termijn geen beslissing ter kennis van de verzoeker is gebracht,

BIJLAGE B

wordt het verzoek geacht te zijn ingewilligd.

4. Een afwijzing van het verzoek wordt als een goedkeuring aangemerkt, indien de algemene vergadering van aandeelhouders niet gelijktijdig aan de verzoeker opgave doet van één of meer gegadigde - hetzij bestaande aandeelhouders, hetzij derden, hetzij de vennootschap zelf - die bereid zijn de aandelen, waarop het verzoek betrekking heeft tegen contante betaling te kopen.
5. Bereiken de verzoeker en de door hem aanvaarde gegadigden geen overeenstemming over de koopprijs, dan zal de koopprijs worden vastgesteld door een deskundige, te benoemen door de verzoeker en de gegadigde in onderling overleg.
   Als zij hieromtrent niet binnen drie maanden na ontvangst van het verzoek om goedkeuring bedoeld in lid 2 van dit artikel 9, tot overeenstemming komen, dan geschiedt de benoeming van de deskundige op verzoek van de meeste gerede partij door de Voorzitter van het bestuur van het Koninklijk Nederlands Instituut van Registeraccountants of diens plaatsvervanger.
6. De in het vorige lid bedoelde deskundige is gerechtigd tot inzage van alle boeken en bescheiden van de vennootschap en tot het verkrijgen van alle inlichtingen, welke voor de taxatie dienstig kunnen zijn.
7. De opdracht aan de deskundige dient in ieder geval in te houden dat de vaststelling van de koopprijs en het daarbij behorende taxatierapport binnen drie maanden na zijn benoeming ter kennis van de vennootschap wordt gebracht.
8. Indien de aandeelhouders of de verzoeker en de gegadigden afspraken gemaakt hebben over de bij de vaststelling van de koopprijs te hanteren waarderingsmethoden en grondslagen, zal ieder van hen het schriftelijk bewijs van deze afspraken aan de deskundige mogen overhandigen, die alsdan aan deze afspraken bij de vaststelling van de koopprijs gebonden zal zijn.
9. De vennootschap is verplicht de door de deskundige vastgestelde koopprijs alsmede het daarbij behorende taxatierapport binnen veertien dagen na ontvangst daarvan ter kennis te brengen van de verzoeker en iedere gegadigde.
10. De verzoeker blijft bevoegd zich terug te trekken, mits dit geschiedt binnen één maand nadat hem de koopprijs ingevolge het vorige lid is medegedeeld.
    Maakt de verzoeker van deze gelegenheid niet tijdig gebruik, dan zullen de verkochte

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aandelen tegen gelijktijdige betaling van de koopprijs moeten worden geleverd binnen één maand na verloop van de in de vorige zin bedoelde termijn.

Indien de verzoeker verplicht is aandelen over te dragen en hij in gebreke blijft aan de levering mede te werken, is de vennootschap gemachtigd deze aandelen, mits alle, te leveren.

11. Wordt het verzoek tot goedkeuring ingewilligd of wordt het geacht te zijn ingewilligd, dan geeft de vennootschap daarvan kennis aan alle aandeelhouders en kan de door de verzoeker voorgenomen overdracht geschieden gedurende een termijn van drie maanden na ontvangst van het bericht van goedkeuring of het bericht dat als een goedkeuring in de zin van lid 4 van dit artikel 9 moet worden aangemerkt of na het verstrijken van de in lid 3 van dit artikel 9 genoemde termijn, tegen de prijs uiteengezet in het verzoek als bedoeld in lid 2 van dit artikel 9 of, indien deze hoger is, de prijs bepaald door de deskundige.
12. De kosten van de benoeming van de in lid 5 van dit artikel 9 bedoelde deskundige en zijn honorarium komen ten laste van:
    a. de verzoeker, indien hij zich terugtrekt;
    b. voor de helft voor de verzoeker en voor de helft voor de koper(s) die het niet reeds voor het aanwijzen van de deskundige met de verzoeker eens was/waren over de prijs, indien wordt verkocht aan de door de algemene vergadering van aandeelhouders aangewezen gegadigde(n), tenzij de deskundige anders bepaalt; indien meer kopers krachtens deze bepaling in de kosten delen, wordt het door hen gezamenlijk verschuldigd bedrag over deze kopers verdeeld naar rato van het aantal door hen gekochte aandelen.
13. Alle in dit artikel 9 vermelde verzoeken, mededelingen en kennisgevingen moeten worden verstuurd bij aangetekende brief of bezorgd tegen bewijs van ontvangst.
14. Aandelen kunnen zonder inachtneming van het in de voorgaande leden van dit artikel bepaalde worden overgedragen, indien dit geschiedt binnen drie maanden nadat alle aandeelhouders schriftelijk hebben verklaard met een dergelijke overdracht in te stemmen.

Verplichte aanbieding

Artikel 10.

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1. Een aandeelhouder (de "Aanbieder") is verplicht zijn aandelen aan de andere aandeelhouders te koop aan te bieden, met inachtneming van het in de volgende leden bepaalde, indien:
   a. deze aandeelhouder surséance van betaling of zijn eigen faillissement aanvraagt, dan wel op verzoek van een ander failliet wordt verklaard;
   b. deze aandeelhouder rechtspersoon is en wordt ontbonden of geliquideerd;
   c. deze aandeelhouder betrokken is bij een juridische fusie of splitsing als verdwijnende rechtspersoon; of
   d. over een of meer van de aan deze aandeelhouder toebehorende aandelen een bewind wordt ingesteld.
2. de Aanbieder zal binnen één maand na het ontstaan van de verplichting als bedoeld in lid 1 van dit artikel 10 van zijn aanbod aan de vennootschap kennis geven (de "Aanbiedings Kennisgeving").
3. De Aanbiedings Kennisgeving zal een aanbod behelzen aan de overige aandeelhouders om naar evenredigheid van hun aandelen de aangeboden aandelen te kopen tegen een prijs welke, tenzij de Aanbieder en de aandeelhouders anders overeenkomen, zal worden bepaald door een onafhankelijke deskundige te benoemen zoals uiteengezet in artikel 9, met dien verstande dat:
   a. de Aanbieder:
      (i) niet het recht heeft zijn aanbod in te trekken overeenkomstig lid 10 van artikel 9; en
      (ii) zijn aandelen behoudt, indien van het aanbod geen gebruik of geen volledig gebruik wordt gemaakt of indien de algemene vergadering van aandeelhouders dit heeft goedgekeurd.
   b. de deskundige zal worden betaald:
      (i) door de Aanbieder voor de helft en door de koper(s) voor de andere helft. Inden meer kopers krachtens deze bepaling in de kosten delen, wordt het door hen gezamenlijk verschuldigde bedrag over deze kopers verdeeld naar rato van het aantal door hen gekochte aandelen; of
      (ii) door de vennootschap indien van het aanbod geen gebruik of geen volledig gebruik wordt gemaakt.

BIJLAGE B

4. De aandeelhouders zijn verplicht de vennootschap en de Aanbieder kennisgeving te doen van hun voornemen de aangeboden aandelen te kopen, binnen dertig dagen nadat zij op de hoogte zijn gesteld van de koopprijs zoals bepaald door de deskundige of nadat overeenstemming is bereikt tussen de Aanbieder en de aandeelhouders over de koopprijs, onder opgave van het maximale aantal aandelen dat zij wensen te kopen.
5. Indien een aandeelhouder niet tijdig reageert op de Aanbiedings Kennisgeving, zal de betreffende aandeelhouder worden geacht de vennootschap en de Aanbieder kennis te hebben gegeven dat hij geen van de aangeboden aandelen wenst te kopen.
   Indien dit zich voordoet of indien een aandeelhouder de vennootschap en de Aanbieder bericht dat hij zij pro rata deel van de aandelen niet wenst te kopen, zullen de overgebleven aandelen worden toegewezen aan de aandeelhouders die kennis hebben gegeven de aandelen te willen kopen, naar evenredigheid van het bestaande aandelenbezit van die aandeelhouders en tot het maximum aantal dat zij wensen te kopen, met dien verstande dat indien en voorzover een kandidaat meer aandelen toegewezen zal krijgen dan het maximum dat hij heeft aangewezen ingevolge lid 4 van dit artikel 10, deze aandelen zullen worden toegewezen aan de overige kandidaten die kennis hebben gegeven de aandelen te willen kopen overeenkomstig de eerdergenoemde evenredige toewijzing, tot alle aandelen zijn toegewezen.
6. Indien de Aanbieder in gebreke blijft kennis te geven aan de vennootschap van zijn verplichting de aandelen aan te bieden conform lid 2 van dit artikel 10, zullen zijn stemrechten, zijn recht de algemene vergadering van aandeelhouders bij te wonen en zijn recht om uitkeringen te ontvangen worden opgeschort totdat de Aanbieder zijn verplichtingen nakomt.
   De vennootschap zal de Aanbieder per aangetekende post informeren omtrent zijn verplichtingen en de opschorting van zijn rechten.
   Indien de Aanbieder binnen tien (10) dagen nadat hij geïnformeerd is door de vennootschap nog steeds in gebreke blijft de aanbieding te doen, zal de vennootschap onherroepelijk gemachtigd zijn de aandelen namens de Aanbieder te koop aan te bieden aan de overige aandeelhouders, waarbij de leden 3, 4 en 5 van dit artikel 10 *mutatis mutandis* van toepassing zullen zijn op dit aanbod.
   Indien volledig gebruik wordt gemaakt van het aanbod, zal de vennootschap onherroe-

BIJLAGE B

pelijk gemachtigd zijn de eigendom van de aandelen over te dragen aan de koper of kopers, tegen gelijktijdige betaling van de koopprijs door de koper(s).

De vennootschap zal de door haar ontvangen koopprijs na aftrek van alle terzake vallende kosten uitkeren aan de Aanbieder.

Bestuur

Artikel 11.

1. De vennootschap wordt bestuurd door een directie, bestaande uit één of meer leden, die door de algemene vergadering van aandeelhouders worden benoemd en door haar te allen tijde kunnen worden geschorst of ontslagen.

   Indien de directie uit meer dan één lid bestaat, wordt één van hen door de algemene vergadering van aandeelhouders benoemd tot president-directeur.
2. Een rechtspersoon kan lid der directie zijn.
3. De bezoldiging van de leden van de directie, een eventueel recht op tantième en de overige voorwaarden van aanstelling worden voor iedere directeur afzonderlijk vastgesteld door de algemene vergadering van aandeelhouders of door een bezoldigingscommissie die middels van een besluit van de algemene vergadering van aandeelhouders ingesteld is.
4. Het bestuur van de vennootschap vindt plaats onder toezicht van een raad van commissarissen.

Besluitvorming van de directie

Artikel 12.

1. Indien de directie uit meer dan één lid bestaat, vindt de besluitvorming van de directie plaats met inachtneming van dit artikel 12.
2. De directie neemt alle besluiten bij gewone meerderheid van de geldig uitgebrachte stemmen.

   Bij staking van de stemmen heeft de president-directeur de beslissende stem.
3. Vergaderingen van de directie kunnen door iedere directeur bijeen worden geroepen tegen een redelijke termijn door schriftelijke oproeping aan alle leden van de directie.

   Indien overeenkomstig de vorige zin is opgeroepen, kunnen ter vergadering besluiten worden genomen mits tenminste twee leden van de directie aanwezig of vertegenwoordigd zijn.

BIJLAGE B

4. Vergaderingen van de directie worden voorgezeten door de president-directeur.
   Indien de president-directeur bij een bepaalde vergadering afwezig is zullen de overige ter vergadering aanwezige directieleden een voorzitter uit hun midden benoemen.
5. Een directeur kan zich bij de vergaderingen van de directie door een mede-directeur laten vertegenwoordigen, krachtens een schriftelijke volmacht.
   En dergelijke volmacht kan slechts betrekking hebben op één bepaalde daarin aangewezen vergadering.
6. Voor het nemen van een besluit buiten vergadering is vereist dat de directeuren schriftelijk zijn geraadpleegd, hun mening over het voorgenomen besluit schriftelijk hebben geuit en zich in gewone meerderheid voor het desbetreffende besluit hebben uitgesproken.
7. Voor de toepassing van deze bepaling wordt onder schriftelijk verstaan per brief, telegram telex, e-mail of telefax).

Taak en vertegenwoordigingsbevoegdheid

Artikel 13.

1. De directie is belast met het besturen van de vennootschap.
   De algemene vergadering van aandeelhouders en de raad van commissarissen kunnen aanwijzingen geven betreffende de algemene lijnen van het te voeren financiële, sociale, economische en personeelsbeleid.
   De directie dient zich bij het besturen van de vennootschap naar die aanwijzingen te gedragen.
2. De directie vertegenwoordigt de vennootschap.
   Indien er meer dan één directeur is, zijn tevens twee directeuren gezamenlijk handelend bevoegd de vennootschap te vertegenwoordigen
   De directie kan iedere directeur afzonderlijk volmacht geven de vennootschap binnen de in de volmacht opgegeven grenzen te vertegenwoordigen.
   De in dit lid 2 vervatte regeling omtrent de vertegenwoordigingsbevoegdheid geldt eveneens in geval van tegenstrijdig belang, met dien verstande dat ten aanzien van een rechtshandeling met of een procedure tegen een directeur in privé of een rechtspersoon waarin de directeur persoonlijk effectieve zeggenschap heeft, de voorafgaande schriftelijke goedkeuring van de raad van commissarissen vereist is, onverminderd de bevoegd-

heid van de algemene vergadering van aandeelhouders om één of meer personen te benoemen om de vennootschap te vertegenwoordigen.

3. De raad van commissarissen is bevoegd bepaalde bestuursbesluiten aan te wijzen die voorafgaande goedkeuring van de algemene vergadering van aandeelhouders respectievelijk de raad van commissarissen behoeven.
De relevante besluiten zullen nauwkeurig worden omschreven in een daartoe door de raad van commissarissen genomen besluit en het bestuur zal daarvan onverwijld op de hoogte gesteld worden.
4. Alle besluiten van de directie met betrekking tot handelingen van dochtermaatschappijen van de vennootschap waarvoor, indien zij zouden worden verricht door de vennootschap, goedkeuring vereist zou zijn van de algemene vergadering van aandeelhouders respectievelijk de raad van commissarissen op grond van een daartoe door de raad van commissarissen genomen besluit als omschreven in lid 3 van dit artikel 13, behoeven dergelijke voorafgaande goedkeuring.
5. Bij ontstentenis of belet van alle directeuren of van de enige directeur, berust het bestuur tijdelijk bij de raad van commissarissen, onverminderd zijn bevoegdheid om het bestuur op te dragen aan een of meer personen (al dan niet uit zijn midden).

Raad van commissarissen

Artikel 14.

1. De raad van commissarissen bestaat uit vijf leden, die voor een termijn van twee jaar worden benoemd en onmiddellijk herkiesbaar zijn.
2. Het volgend is van toepassing op de benoeming van de leden van de raad van commissarissen:
   a. één lid wordt benoemd door de algemene vergadering van aandeelhouders op bindende voordracht van Stichting Management Wavin;
   b. drie leden worden benoemd door de algemene vergadering van aandeelhouders op bindende voordracht van Wavin Luxembourg S.A.;
   c. één lid, de voorzitter van de raad van commissarissen, wordt benoemd door de algemene vergadering van aandeelhouders;
   d. degene die gerechtigd is tot het doen van een bindende voordracht op grond van het bepaalde in dit lid 2 dient deze voordracht schriftelijk ter kennis te brengen aan de

algemene vergadering van aandeelhouders en aan de raad van commissarissen binnen dertig dagen nadat diegene door de raad van commissarissen schriftelijk daartoe is verzocht.

3. Ieder lid van de raad van commissarissen kan op elk moment worden geschorst of ontslagen door de algemene vergadering van aandeelhouders, met dien verstande dat de algemene vergadering van aandeelhouders niet zal overgaan tot schorsing of ontslag van één van de overeenkomstig lid 2 van dit artikel benoemde leden van de raad van commissarissen zonder eerst omtrent het voornemen daartoe overleg te voeren met degene op wiens voordracht het desbetreffende lid is benoemd.
4. De leden van de raad van commissarissen kunnen voor hun werkzaamheden, boven vergoeding van kosten, een vergoeding ontvangen, waarvan de omvang door de algemene vergadering van aandeelhouders wordt vastgesteld.

Taak en bevoegdheid

Artikel 15.

1. De raad van commissarissen houdt toezicht op het beleid van de directie en op de algemene gang van zaken in de vennootschap en de met haar verbonden onderneming.
   Hij staat de directie met raad terzijde.
   Bij de vervulling van zijn taak richt de raad van commissarissen zich naar het belang van de vennootschap en de met haar verbonden onderneming.
2. De leden van de raad van commissarissen hebben, zowel tezamen als ieder van hen afzonderlijk, de bevoegdheid alle stukken en boeken van de vennootschap te controleren en alle gebouwen en terreinen die de vennootschap in gebruik heeft te betreden.
3. De raad van commissarissen kan zich bij de uitoefening van zijn taak voor rekening van de vennootschap doen bijstaan door één of meer deskundigen, wanneer hij van mening is dat de gang van zaken in de vennootschap en de met haar verbonden onderneming daartoe aanleiding geeft.
4. De raad van commissarissen kan de door hem benoemde deskundige of deskundigen te allen tijde ontslaan.

Besluitvorming van de raad van commissarissen

Artikel 16.

DRAFT

BIJLAGE B

1. Indien de raad van commissarissen uit meer dan één lid bestaat, vindt de besluitvorming van de raad plaats met inachtneming van dit artikel.
2. De raad van commissarissen neemt alle besluiten met gewone meerderheid van de geldig uitgebrachte stemmen.
   Ingeval van belet of ontstentenis van één of meer commissarissen is of zijn de overige commissaris(sen) bevoegd geldig besluiten te nemen.
3. Vergaderingen van de raad van commissarissen kunnen door iedere commissaris bijeen worden geroepen door schriftelijk oproeping van alle andere commissarissen ten minste zeven dagen voorafgaand aan de datum van de vergadering.
   Indien overeenkomstig de vorige zin is opgeroepen, kunnen ter vergadering besluiten worden genomen ongeacht het aantal aanwezigen, mits (i) tenminste één van de leden benoemd op grond van een bindende voordracht als bedoeld in artikel 14 lid 2 b. en daarnaast (ii) de voorzitter of het lid benoemd op grond van artikel 14 lid 2 a. aanwezig zijn.
4. Een commissaris kan zich bij de vergaderingen van de raad van commissarissen door een ander natuurlijk persoon (al dan niet lid van de raad) laten vertegenwoordigen, krachtens een schriftelijke volmacht met dien verstande dat de aanwijzing van een gevolmachtigde die zelf geen lid is van de raad van commissarissen de goedkeuring behoeft van de raad van commissarissen.
   Een volmacht verleend uit hoofde van dit lid kan slechts betrekking hebben op één bepaalde daarin aangewezen vergadering.
5. Vergaderingen van de raad van commissarissen worden geleid door de voorzitter, die zal worden benoemd overeenkomstig het bepaalde in lid 2 c. van artikel 14.
   Van het verhandelde in de vergaderingen worden notulen gehouden door een secretaris, die de raad per vergadering of voor een vaste termijn of onbepaalde tijd al dan niet uit zijn midden aanwijst.
   De notulen worden door de voorzitter en de secretaris ondertekend.
6. Bij afwezigheid ter vergadering van de voorzitter of de voor langere tijd benoemde secretaris, voorziet de vergadering in vervanging.
7. Leden van de directie zijn verplicht, indien zij daartoe worden uitgenodigd, vergaderingen van de raad van commissarissen bij te wonen.

8. Voor het nemen van een besluit buiten vergadering is vereist dat de commissarissen zijn geraadpleegd, hun mening over het voorgenomen besluit schriftelijk hebben geuit en zich in gewone meerderheid vóór het desbetreffende besluit hebben uitgesproken.
9. Voor de toepassing van het bepaalde in dit artikel wordt onder "schriftelijk" verstaan per brief, telegram telex, e-mail of telefax.

Algemene vergadering van aandeelhouders

Artikel 17.

Aan de algemene vergadering van aandeelhouders behoort, binnen de door de wet en deze statuten gestelde grenzen, alle bevoegdheid die niet aan de directie of aan anderen is opgedragen.

Jaarvergadering

Artikel 18.

1. Binnen zes maanden na het einde van het boekjaar wordt de jaarlijkse algemene vergadering van aandeelhouders gehouden.
2. Behalve de in lid 1 van dit artikel 18 genoemde vergadering kunnen ook buitengewone algemene vergaderingen van aandeelhouders worden gehouden.

Plaats en wijze van bijeenroeping

Artikel 19.

1. De algemene vergaderingen van aandeelhouders kunnen worden gehouden in Nederland in de gemeente waar de vennootschap statutair is gevestigd, alsmede in de gemeenten Amsterdam, Rotterdam, Utrecht, 's-Gravenhage en Haarlemmermeer.
   In een elders gehouden algemene vergadering van aandeelhouders kunnen geldige besluiten slechts worden genomen indien het gehele geplaatste kapitaal vertegenwoordigd is.
2. De bijeenroeping van een algemene vergadering van aandeelhouders geschiedt door een oproeping, niet later dan op de vijftiende dag vóór die der vergadering door een directeur of commissaris te verzenden aan de aandeelhouders, aan de adressen vermeld in het artikel 6 bedoelde register.
   De oproeping behelst de te behandelen onderwerpen, alles onverminderd het bepaalde in artikel 28 omtrent voorstellen tot wijziging van deze statuten of tot ontbinding van de vennootschap.

BIJLAGE B

3. In vergaderingen van aandeelhouders die bijeengeroepen zijn zonder inachtneming van de formaliteiten in lid 2 van dit artikel 19 genoemd, kunnen geen geldige besluiten worden genomen, tenzij met algemene stemmen in een vergadering waar het gehele geplaatste kapitaal vertegenwoordigd is.

Voorzitter, secretaris en notulen

Artikel 20.

1. De algemene vergaderingen van aandeelhouders worden voorgezeten door diegene die daartoe door de vergadering zelve wordt aangewezen.
   De voorzitter wijst een secretaris aan; deze behoeft geen aandeelhouder te zijn.
2. De voorzitter van de vergadering of de directie kan op kosten van de vennootschap notarieel proces-verbaal van de vergadering doen opmaken.
3. Tenzij van het ter vergadering verhandelde notarieel proces-verbaal wordt opgemaakt, worden notulen gehouden.
   De notulen worden vastgesteld door de voorzitter en de secretaris van de desbetreffende vergadering en ten blijke daarvan door hen ondertekend, dan wel worden vastgesteld door een volgende vergadering en ten blijke daarvan alsdan door de voorzitter en de secretaris van die vergadering ondertekend.
4. De directie houdt van ieder van de genomen besluiten aantekening.
   Bedoelde aantekeningen liggen ten kantore van de vennootschap ter inzage van de aandeelhouders en de certificaathouders.
   Aan ieder van dezen wordt desgevraagd een afschrift of uittreksel van deze aantekeningen verstrekt tegen ten hoogste de kostprijs.

Stemrecht

Artikel 21.

1. Behoudens het in lid 2 van dit artikel bepaalde, geeft ieder aandeel recht op één (1) stem.
   Aandeelhouders kunnen zich ter vergadering door een schriftelijke gemachtigde doen vertegenwoordigen.
2. Bij de vaststelling in hoeverre de aandeelhouders stemmen, aanwezig of vertegenwoordigd zijn, of in hoeverre het aandelenkapitaal verschaft wordt of vertegenwoordigd is,

wordt geen rekening gehouden met aandelen waarvan de wet bepaalt dat daarvoor geen stem kan worden uitgebracht.

Stemprocedure

Artikel 22.

1. Tenzij de wet of deze statuten een grotere meerderheid voorschrijven, worden alle besluiten genomen met volstrekte meerderheid der geldig uitgebrachte stemmen.
   Blanco en ongeldige stemmen worden niet als uitgebrachte stemmen geteld.
2. Indien deze statuten bepalen dat de geldigheid van een besluit van de algemene vergadering van aandeelhouders afhankelijk is van het ter vergadering vertegenwoordigde gedeelte van het kapitaal en dit gedeelte ter vergadering niet vertegenwoordigd was, is het bepaalde in artikel 2:120 lid 3 van het Burgerlijk Wetboek niet van toepassing.
3. Indien de voor een besluit van de algemene vergadering van aandeelhouders vereiste meerderheid na twee stemmingen niet is verkregen is het voorstel verworpen, tenzij het de benoeming van personen betreft, in welk geval een herstemming wordt gehouden tussen de twee personen die bij de tweede stemming de meeste stemmen op zich hebben verenigd.
   Staken de stemmen bij de herstemming dan beslist het lot welke van de personen, tussen wie de stemmen staken, gekozen is.
4. De stemmingen geschieden mondeling, echter stemmingen over personen geschieden - indien de stemgerechtigde verklaart het te verlangen -, bij gesloten ongetekende briefjes.
   Stemming op andere wijze, bij voorbeeld bij acclamatie, is toegestaan, indien geen der stemgerechtigden zich daartegen verzet.

Besluitvorming buiten vergadering

Artikel 23.

De aandeelhouders kunnen, mits er geen certificaathouders zijn, alle besluiten die zij in vergadering kunnen nemen, ook buiten vergadering nemen.

Een buiten vergadering genomen besluit is slechts geldig, indien alle stemgerechtigde aandeelhouders schriftelijk (waaronder begrepen per brief, telegram telex, e-mail of telefax) hun stem ten gunste van het desbetreffende voorstel hebben uitgebracht.

Vergaderingen van houders van een bepaalde klasse aandelen

BIJLAGE B

Artikel 24.

Op vergaderingen van de houders van een bepaalde klasse aandelen zijn de artikelen 19 tot en met 23 van overeenkomstige toepassing, met dien verstande dat deze vergaderingen worden voorgezeten door een door de betreffende vergadering uit zijn midden gekozen voorzitter.

Boekjaar en jaarrekening

Artikel 25.

1. Het boekjaar van de vennootschap is gelijk aan het kalenderjaar.
2. Jaarlijks binnen vijf maanden na afloop van het boekjaar der vennootschap, behoudens verlenging van die termijn met ten hoogste zes maanden door de algemene vergadering van aandeelhouders op grond van bijzondere omstandigheden, wordt door de directie een jaarrekening, bestaande uit een balans en een winst- en verliesrekening met een toelichting, opgemaakt en voor de aandeelhouders ter inzage ten kantore van de vennootschap gelegd.
   Binnen deze termijn stelt de directie ook het jaarverslag op tenzij artikel 2:403 van het Burgerlijk Wetboek voor de vennootschap geldt.
3. De jaarrekening wordt ondertekend door alle directeuren en commissarissen, en aan de algemene vergadering van aandeelhouders ter vaststelling overgelegd.
   Indien de handtekening van één of meer van de directeuren of commissarissen ontbreekt wordt van dit feit onder opgave van reden melding gemaakt.
4. De algemene vergadering van aandeelhouders, dan wel, indien zij daartoe niet overgaat, de raad van commissarissen, dan wel, indien zij daartoe niet overgaat, de directie, is bevoegd en, indien zulks wettelijk is voorgeschreven, verplicht aan een registeraccountant of een andere accountant, als bedoeld in artikel 2:393 lid 1 van het Burgerlijk Wetboek (beiden aan te duiden als: accountant) opdracht te verlenen om de door de directie opgemaakte jaarrekening te onderzoeken overeenkomstig het bepaalde in artikel 2:393 lid 3 van het Burgerlijk Wetboek.
   De accountant brengt omtrent zijn onderzoek verslag uit aan de raad van commissarissen en aan de directie en geeft de uitslag van zijn onderzoek in een verklaring omtrent de getrouwheid van de jaarrekening weer.

BIJLAGE B

5. De opdracht aan een accountant kan te allen tijde worden ingetrokken door de algemene vergadering van aandeelhouders en door de opdrachtgever.
   Indien de directie de opdracht heeft verleend, kan de opdracht ook worden ingetrokken door de raad van commissarissen.

Ter inzage legging

Artikel 26.

1. Vanaf de dag der oproeping voor de algemene vergadering van aandeelhouders waarin de jaarrekening wordt behandeld tot aan de afloop van die vergadering liggen de jaarrekening, het jaarverslag en de krachtens artikel 2:392 van het Burgerlijke Wetboek toe te voegen gegevens ten kantore van de vennootschap voor de aandeelhouders alsmede de certificaathouders ter inzage.
2. De vennootschap stelt een exemplaar van de in dit artikel bedoelde stukken gratis ter beschikking aan de aandeelhouders en de certificaathouders.

Winstverdeling

Artikel 27.

1. Onverminderd het bepaalde in de leden 4 en 7 van dit artikel 27, is iedere houder van preferente aandelen jaarlijks gerechtigd tot een preferent dividend van twaalf procent (12%) van de som van de totale nominale waarde van de door hem gehouden preferente aandelen en het daarop gestorte agio.
   Dit dividend wordt berekend op jaarbasis.
   Indien preferente aandelen slechts gedurende het desbetreffende boekjaar zijn uitgegeven of indien gedurende het boekjaar een uitkering uit de agioreserve voor de preferente aandelen wordt gedaan, wordt de grootte van het dividend voor de preferente aandelen berekend over de kortere periode danwel het lagere bedrag van de reserve.
2. Voorzover het de vennootschap op grond van lid 7 van dit artikel 27 niet is toegestaan het volledig preferente dividend als bedoeld in lid 1 van dit artikel 27 uit te keren, zal aan de houders van preferente aandelen het volgende worden betaald:
   a. voor zover enig bedrag voor uitkering beschikbaar is, zal het bedrag waartoe de houders van preferente aandelen B op grond van lid 1 van dit artikel 27 gerechtigd zijn tot hun beschikking gesteld worden, of pro rata zoveel minder als beschikbaar is;

BIJLAGE B

b. indien er daarna nog ruimte is voor het doen van verdere uitkeringen, zal het bedrag waartoe de houders van preferente aandelen A op grond van lid 1 van dit artikel 27 gerechtigd zijn pro rata tot hun beschikking gesteld worden, tot het bedrag waartoe zij gerechtigd zijn;

c. het tekort zal alsnog aan de houders van preferente aandelen ter beschikking gesteld worden ten laste van de winst van het volgende jaar of de volgende jaren, alvorens enige andere winstuitkering aan aandeelhouders wordt gedaan, zodanig dat de verschuldigde bedragen eerst aan de houders van preferente aandelen B en vervolgens aan de houders van preferente aandelen A ter beschikking gesteld worden.

3. Indien het volledig bedrag waartoe de houders van preferente aandelen krachtens lid 1 van dit artikel 27 gerechtigd zijn niet aan hun wordt uitgekeerd op grond van lid 4 of 7 van dit artikel 27, is met betrekking tot het bedrag dat niet wordt uitgekeerd rente verschuldigd, gelijk aan het in lid 1 van dit artikel 27 genoemde percentage, vanaf de dag dat het bedrag op grond van lid 4 van dit artikel 27 aan de door de vennootschap aangehouden dividend reserve voor de betreffende klasse preferente aandelen is toegevoegd of uitgekeerd had moeten worden indien het verbod van lid 7 van dit artikel 27 de vennootschap hiervan niet had weerhouden, tot aan de dag van de daadwerkelijke betaling van dit bedrag.

   Deze opslag is alsdan verschuldigd als dividend en zal betaald worden samen met het bedrag waartoe de houders van preferente aandelen gerechtigd waren maar dat niet aan hun is uitgekeerd, zodra betaling daarvan plaatsvindt.

4. De vergadering van houders van een bepaalde klasse preferente aandelen kan besluiten dat het dividend waartoe zij krachtens lid 1 van dit artikel 27 gerechtigd zijn toegevoegd zal worden aan een door de vennootschap voor die klasse preferente aandelen aangehouden afzonderlijke dividend reserve.

   Uitkering uit deze reserve kan slechts plaatsvinden op besluit van de vergadering van houders van de betreffende klasse preferente aandelen.

5. Van het saldo van de winst na reservering of uitkering ingevolge de leden 1 tot en met 4 van dit artikel 27 worden jaarlijks zodanige bedragen gereserveerd als door de algemene vergadering van aandeelhouders zal worden bepaald.

BIJLAGE B

6. Hetgeen resteert na de uitkeringen en reserveringen ingevolge de leden 1 tot en met 5 van dit artikel 27 staat ter beschikking van de houders van gewone aandelen.
7. De vennootschap kan aan de aandeelhouders en andere gerechtigden tot de voor uitkering vatbare winst slechts uitkeringen doen indien en voor zover het eigen vermogen groter is dan het gestorte en opgevraagde deel van het kapitaal vermeerderd met de reserves die krachtens de wet of deze statuten moeten worden aangehouden.
8. Onder goedkeuring van de algemene vergadering van aandeelhouders kan de directie besluiten tot uitkering van een tussentijds dividend en andere uitkeringen, mits met inachtneming van het bepaalde in de leden 1, 2, 3 en 7 van dit artikel 27.
9. Het dividend (tussentijds dividend en andere uitkeringen daaronder in dit en het volgende lid mede begrepen) wordt betaalbaar gesteld ten kantore van de vennootschap op de datum waarop het wordt vastgesteld, tenzij bij dat besluit een andere plaats of datum wordt genoemd.
10. Dividenden die vijf jaren na de opeisbaarheid niet zijn opgeëist, zullen vervallen aan de vennootschap.

Statutenwijziging en ontbinding

Artikel 28.

1. Indien aan de algemene vergadering van aandeelhouders een voorstel tot wijziging van deze statuten of tot ontbinding van de vennootschap zal worden gedaan, moet zulks bij de oproeping tot de algemene vergadering van aandeelhouders worden vermeld.

   Met inachtneming van lid 2 van dit artikel kan een besluit tot statutenwijziging genomen worden door de algemene vergadering van aandeelhouders met een gewone meerderheid van de geldig uitgebrachte stemmen, met dien verstande dat een besluit tot wijziging van artikel 3.5, 5.2 of 5.3 genomen dient te worden met algemene stemmen in een vergadering waar het gehele geplaatste kapitaal aanwezig of vertegenwoordigd is.
2. Degene die zodanige oproeping heeft gedaan, moet tegelijkertijd een afschrift van dat voorstel, waarin - indien het een voorstel tot wijziging van de statuten betreft - de voorgedragen wijziging woordelijk is opgenomen, ten kantore van de vennootschap neerleggen ter inzage voor iedere aandeelhouder en certificaathouder tot de afloop der vergadering.

   Bij gebreke daarvan kan over het voorstel niet geldig worden besloten, tenzij het besluit

met algemene stemmen wordt genomen in een vergadering waarin het gehele geplaatste kapitaal vertegenwoordigd is.

3. De aandeelhouders en certificaathouders moeten in de gelegenheid worden gesteld vanaf de dag der neerlegging van het voorstel, in het vorige lid bedoeld, tot die van de algemene vergadering van aandeelhouders kosteloos een afschrift van dit voorstel te verkrijgen van de vennootschap.

Vereffening

Artikel 29.

1. Bij ontbinding van de vennootschap geschiedt haar vereffening door de directie, tenzij de algemene vergadering van aandeelhouders bij het besluit tot ontbinding of later daaromtrent anders mocht beslissen.
2. Gedurende de liquidatie blijven de bepalingen van deze statuten zoveel mogelijk van kracht.
3. Het saldo na liquidatie wordt aangewend voor betaling aan de aandeelhouders als volgt:
   a. allereerst wordt aan de houders van preferente aandelen B uitgekeerd de som van:
      (i) het totale nominale bedrag van de door ieder van hen gehouden preferente aandelen B;
      (ii) het eventueel oorspronkelijk op die preferente aandelen B gestorte agio, verminderd met eventuele uitkeringen uit de agioreserve voor de preferente aandelen B welke met betrekking tot die preferente aandelen B zijn gedaan;
      (iii) het eventueel oorspronkelijk overeenkomstig lid 4 van artikel 27 aan de dividend reserve voor de preferente aandelen B toegevoegde dividend, vermeerderd met de opslag berekend overeenkomstig lid 3 van dat artikel 27 en verminderd met eventuele uitkeringen uit die dividend reserve welke met betrekking tot die preferente aandelen B zijn gedaan;
      (iv) indien ten tijde van de ontbinding nog een bedrag aan dividenduitkeringen verschuldigd is met betrekking tot die preferente aandelen B ten gevolge van het bepaalde in lid 7 van artikel 27, het verschuldigde bedrag, vermeerderd met de opslag berekend overeenkomstig lid 3 van dat artikel 27;
      (v) een bedrag gelijk aan het preferent dividend dat verschuldigd is met betrekking tot die preferente aandelen B voor de periode sinds het einde van het laat-

BIJLAGE B

ste boekjaar tot de datum van de liquidatie;

b. vervolgens wordt aan de houders van preferente aandelen A uitgekeerd de som van:

(i) het totale nominale bedrag van de door ieder van hen gehouden preferente aandelen A;

(ii) het eventueel oorspronkelijk op die preferente aandelen A gestorte agio, verminderd met eventuele uitkeringen uit de agioreserve voor de preferente aandelen A welke met betrekking tot die preferente aandelen A zijn gedaan;

(iii) het eventueel oorspronkelijk overeenkomstig lid 4 van artikel 27 aan de dividend reserve voor de preferente aandelen A toegevoegd dividend, vermeerderd met de opslag berekend overeenkomstig lid 3 van dat artikel 27 en verminderd met eventuele uitkeringen uit die dividend reserve welke met betrekking tot die preferente aandelen A zijn gedaan;

(iv) indien ten tijde van de ontbinding nog een bedrag aan dividenduitkeringen verschuldigd is met betrekking tot die preferente aandelen A ten gevolge van het bepaalde in lid 7 van artikel 27, het verschuldigde bedrag, vermeerderd met de opslag berekend overeenkomstig lid 3 van dat artikel 27;

(v) een bedrag gelijk aan het preferent dividend dat verschuldigd is met betrekking tot die preferente aandelen A voor de periode sinds het einde van het laatste boekjaar tot de datum van de liquidatie;

c. tenslotte wordt hetgeen resteert uitgekeerd aan de houders van gewone aandelen naar rato van de som van het gezamenlijke nominaal bedrag van ieders gewone aandelen en het eventueel daarop gestorte agio.

4. Na afloop van de vereffening blijven de boeken en bescheiden der ontbonden vennootschap, gedurende de wettelijk voorgeschreven termijn, berusten onder de vereffenaar, tenzij de algemene vergadering van aandeelhouders bij het besluit tot ontbinding of later daaromtrent anders mocht beslissen.

Slotverklaring.

Ten slotte verklaarde de comparant:

- dat het thans geplaatste kapitaal bedraagt tachtig miljoen achttienduizend euro (€80.018.000,00);

DRAFT

BIJLAGE B

- dat, overeenkomstig het bepaalde in artikel 2:72 lid 1 sub b van het Burgerlijk Wetboek, een deskundige als bedoeld in artikel 2:393 lid 1 van het Burgerlijk Wetboek, een aan deze akte te hechten verklaring heeft afgelegd waaruit blijkt dat het eigen vermogen van de vennootschap op een dag binnen vijf maanden voor de omzetting ten minste overeenkwam met het gestorte en opgevraagde deel van het kapitaal;
- dat de Minister van Justitie blijkens de, aan deze akte te hechten, verklaring op [*] onder nummer N.V. 1333241 heeft medegedeeld dat hem ten aanzien van de onderhavige omzetting en statutenwijziging van geen bezwaren is gebleken.

Deze akte is heden verleden te Amsterdam.

De inhoud van deze akte is aan de verschenen persoon zakelijk meegedeeld en toegelicht.

De verschenen persoon verklaarde geen volledige voorlezing te verlangen, van de inhoud van de akte te hebben kennisgenomen en daarmee in te stemmen.

Deze akte is vervolgens beperkt voorgelezen en onmiddellijk daarna ondertekend door de verschenen persoon en mij, notaris, om [*]

BIJLAGE A

STATUTEN VAN MC/600391 1/385780.dlt

WAVIN INVESTMENTS B.V. 1

met zetel te Zwolle, zoals deze luiden na een akte van statutenwijziging verleden op 13 september 2005 voor mr. R.J.C. van Helden, notaris te Amsterdam, ten aanzien van welke statutenwijziging de Minister van Justitie op 12 september 2005 onder nummer B.V. 1333241 heeft medegedeeld dat hem van geen bezwaren is gebleken.

Naam en zetel

Artikel 1.

1. De vennootschap draagt de naam: Wavin Investments B.V.
2. Zij is gevestigd te Zwolle en kan daarnaast nevenvestigingen hebben.

Doel

Artikel 2.

1. De vennootschap heeft ten doel:
   a. het financieren van vennootschappen en andere ondernemingen, het lenen, uitlenen en bijeenbrengen van gelden, het deelnemen in alle soorten financiële transacties, daaronder begrepen het uitgeven van obligaties, schuldbekentenissen of andere effecten of waardepapieren, het beleggen in effecten in de ruimste zin des woords, het verstrekken van garanties, het verbinden van de vennootschap en het bezwaren van activa van de vennootschap ten behoeve van vennootschappen en andere ondernemingen waarmee de vennootschap in de groep is verbonden en ten behoeve van derden;
   b. het oprichten van, het op enigerlei wijze deelnemen in, besturen van, beheren van, toezicht houden op en samenwerken met vennootschappen en andere ondernemingen, het verkrijgen, behouden, vervreemden of op enigerlei andere wijze beheren van alle soorten van deelnemingen en belangen in andere vennootschappen en ondernemingen, alsmede het aangaan van joint ventures met andere vennootschappen en ondernemingen;
   c. het verkrijgen, beheren, exploiteren, bezwaren en vervreemden van roerende zaken, onroerende zaken en vermogensrechten, alsmede rechten op of belangen in

BIJLAGE A

roerende zaken, onroerende zaken en vermogensrechten;

d. het verkrijgen, exploiteren en vervreemden van octrooien en andere rechten van intellectuele eigendom, het verkrijgen en verlenen van licenties, sub-licenties en soortgelijke rechten hoe ook genaamd of omschreven, en zo nodig het beschermen van de rechten ontleend aan octrooien en aan andere rechten van intellectuele eigendom, licenties, sub-licenties en soortgelijke rechten tegen inbreuk door derden; en

e. het op enigerlei wijze ondernemen van handelsactiviteiten van welke aard dan ook.

2. Het in het vorige lid omschreven doel omvat mede al hetgeen in de ruimste zin daartoe behoort, daarmee verband houdt of daartoe bevorderlijk kan zijn, daaronder begrepen in voorkomende gevallen het verstrekken van leningen als bedoeld in lid 7 van artikel 3.

3. Bij het nastreven van haar doel neemt de vennootschap tevens de belangen in acht van de vennootschappen en ondernemingen waarmee zij in een groep verbonden is.

Kapitaal en aandelen

Artikel 3.

1. Het maatschappelijk kapitaal van de vennootschap bedraagt driehonderd miljoen euro (EUR 300.000.000,--), verdeeld in:
   - vierhonderdduizend (400.000) gewone aandelen, elk met een nominale waarde van éénhonderd euro (EUR 100,--);
   - zeshonderdduizend (600.00) preferente aandelen A, converteerbaar in gewone aandelen, elk met een nominale waarde van éénhonderd euro (EUR 100,--);
   - twee miljoen (2.000.000) preferente aandelen B, converteerbaar in gewone aandelen, elk met een nominale waarde van éénhonderd euro (EUR 100,--);

   (de preferente aandelen A en de preferente aandelen B tezamen hier te noemen de "preferente aandelen").

   De aandelen zijn onsplitsbaar, luiden op naam en zijn per klasse doorlopend genummerd van 1 af; aandelenbewijzen worden uitgereikt.

2. Waar in deze statuten wordt gesproken van "aandelen" en "aandeelhouders" worden daaronder, tenzij het tegendeel uitdrukkelijk is aangegeven, respectievelijk verstaan alle aandelen van alle klassen en houders van alle klassen aandelen.

BIJLAGE A

3. Nog niet geplaatste aandelen zullen worden uitgegeven tegen de koers en op zodanig voorwaarden en tijdstippen als de algemene vergadering van aandeelhouders, of een ander orgaan waaraan de algemene vergadering van aandeelhouders haar bevoegdheid daartoe heeft overgedragen, zal bepalen, mits niet beneden nominale waarde.
4. Bij uitgifte van aandelen heeft iedere houder van de klasse aandelen die wordt uitgegeven een voorkeursrecht naar evenredigheid van het aantal op dat moment door hem gehouden aandelen van deze klasse; indien en voor zover niet op alle uit te geven aandelen wordt ingeschreven door de betreffende aandeelhouder(s), heeft iedere andere aandeelhouder het recht in te schrijven op de uit te geven aandelen naar evenredigheid van het aantal op dat moment door hem gehouden aandelen.

   Aandeelhouders hebben geen voorkeursrecht op aandelen die worden uitgegeven aan werknemers van de vennootschap of van een groepsmaatschappij of aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.

   Het voorkeursrecht kan, telkens voor een enkele uitgifte, worden beperkt of uitgesloten bij besluit van de algemene vergadering van aandeelhouders, dan wel van het orgaan waaraan de algemene vergadering van aandeelhouders haar bevoegdheid krachtens lid 3 van dit artikel 3 heeft overgedragen.
5. Een besluit van de algemene vergadering van aandeelhouders op grond van lid 3 of 4 om (i) de bevoegdheid tot uitgifte van aandelen of beperkingen of uitsluiting van voorkeursrechten aan een ander orgaan over te dragen of (ii) voorkeursrechten te beperken of uit te sluiten, vereist een besluit genomen met algemene stemmen in een vergadering waarbij het volledige aandelenkapitaal vertegenwoordigd is.
6. Het bepaalde in de leden 3 en 4 van dit artikel 3 is van overeenkomstige toepassing op het verlenen van rechten tot het nemen van aandelen.
7. De vennootschap mag niet, met het oog op het nemen of verkrijgen door andere van aandelen in haar kapitaal of van certificaten daarvan, zekerheid stellen, een koersgarantie geven, zich op andere wijze sterk maken of zich hoofdelijk of anderszins naast of voor anderen verbinden, behoudens in zoverre als wettelijk toegestaan.

   Dit verbod heeft mede betrekking op aandelen of certificaten van aandelen in het kapitaal van een Nederlandse vennootschap waarvan de vennootschap dochtermaatschappij is.

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Leningen met het oog op het nemen of verkrijgen van aandelen in haar kapitaal of van certificaten daarvan, mag de vennootschap slechts verstrekken tot ten hoogste het bedrag van de uitkeerbare reserves.

De vennootschap houdt een niet-uitkeerbare reserve aan tot het uitstaande bedrag van de in de vorige zin genoemde leningen.

8. Is de som van het gestorte en opgevraagde deel van het kapitaal en de reserves die krachtens de wet of deze statuten moeten worden aangehouden geringer dan het laatst krachtens de wet vastgestelde minimumkapitaal, dan moet de vennootschap een reserve aanhouden ter grootte van het verschil.

Inkoop van eigen aandelen

Artikel 4.

1. Verkrijging door de vennootschap van niet-volgestorte aandelen in haar kapitaal is nietig.
2. Volgestorte aandelen in haar kapitaal mag de vennootschap slechts verkrijgen om niet of indien:
   a. haar eigen vermogen, verminderd met de verkrijgingsprijs van de desbetreffende aandelen, niet kleiner is dan het gestorte en opgevraagde deel van haar kapitaal vermeerderd met de reserves die krachtens de wet of deze statuten moeten worden aangehouden;
   b. het nominale bedrag van de te verkrijgen en de reeds door de vennootschap en haar dochtermaatschappijen tezamen gehouden aandelen in haar kapitaal niet meer dan de helft van het geplaatste kapitaal van de vennootschap bedraagt; en
   c. machtiging tot verkrijging is verleend door de algemene vergadering van aandeelhouders.
3. Voor de geldigheid van de verkrijging is met het oog op het vereiste omschreven in lid 2 sub a. bepalend de grootte van het eigen vermogen van de vennootschap volgens de laatst vastgestelde balans, verminderd met de verkrijgingsprijs van aandelen in het kapitaal van de vennootschap en uitkeringen uit de winst of reserve aan anderen, die de vennootschap en haar dochtermaatschappijen na de balansdatum verschuldigd werden.

   Is een boekjaar meer dan zes maanden verstreken zonder dat de jaarrekening is vastgesteld, dan is verkrijging door de vennootschap van eigen aandelen niet toegestaan.

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4. Op aandelen in het kapitaal van de vennootschap, gehouden door de vennootschap zelf of haar dochtermaatschappijen, wordt geen winst uitgekeerd, en zij tellen niet mee bij de berekening van de winstverdeling.
5. De vorige leden van dit artikel gelden niet voor aandelen die de vennootschap onder algemene titel verkrijgt.
6. Onder het begrip aandelen in dit artikel zijn certificaten daarvan begrepen.
7. Vervreemding van door de vennootschap gehouden aandelen in haar eigen kapitaal of certificaten daarvan geschiedt ingevolge een besluit van de algemene vergadering van aandeelhouders met inachtneming van het bepaalde in de leden 3, 4 en 5 van artikel 3.

Agio, intrekking en conversie van aandelen

Artikel 5.

1. Indien agio gestort wordt op een of meer klassen aandelen, wordt voor iedere betreffende klasse aandelen een afzonderlijke agioreserve aangehouden in de boeken van de vennootschap, onder vermelding van het op iedere betreffende klasse aandelen gestorte agio.

   Uitkeringen uit deze reserves kunnen slechts worden gedaan krachtens besluit van de algemene vergadering van aandeelhouders onder goedkeuring van de vergadering van houders van de desbetreffende klasse aandelen.
2. De algemene vergadering van aandeelhouders kan, bij besluit genomen met algemene stemmen in een vergadering waar het gehele geplaatste kapitaal aanwezig of vertegenwoordigd is, een of meer van de krachtens lid 1 van dit artikel 5 aangehouden agioreserves samenvoegen.
3. De algemene vergadering van aandeelhouders kan besluiten tot vermindering van het aandelenkapitaal door middel van intrekking van aandelen of door vermindering van het nominale bedrag van aandelen door statutenwijziging.

   Een dergelijk besluit kan betrekking hebben op aandelen van iedere klasse, afzonderlijk dan wel tezamen met aandelen van een andere klasse, mits de vergadering van houders van de desbetreffende klasse aandelen daaraan haar goedkeuring verleent bij besluit genomen met algemene stemmen in een vergadering waar alle houders van de desbetreffende klasse aandelen zijn vertegenwoordigd.

   Bovendien kan de algemene vergadering van aandeelhouders, mits de vergadering van

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houders van de desbetreffende klasse aandelen haar goedkeuring daaraan verleent bij besluit genomen met algemene stemmen in een vergadering waar alle houders van de desbetreffende klasse aandelen zijn vertegenwoordigd, bepalen dat een besluit tot intrekking met terugbetaling slechts betrekking zal hebben op een bepaald percentage van de aandelen van een of meerdere klasse(n); in dat geval zal de directie door loting de nummers bepalen van de aandelen die daadwerkelijk zullen worden ingetrokken.

4. Aandelen van een bepaalde klasse kunnen worden geconverteerd in aandelen van een andere klasse, zij het dat gewone aandelen niet kunnen worden geconverteerd in preferente aandelen.
   Een door dit artikel toegestane conversie vindt plaats krachtens een besluit van de directie, en op zodanige andere voorwaarden als de directie daarbij zal bepalen.
   Een directiebesluit tot conversie van aandelen vereist de goedkeuring van de vergadering van de houders van de betreffende klassen aandelen alsmede van de algemene vergadering van aandeelhouders.

Register van aandeelhouders

Artikel 6.

1. De directie houdt een register waarin de naam en het adres van iedere aandeelhouder is opgenomen met vermelding van het op ieder aandeel gestorte bedrag.
2. In het register worden tevens opgenomen de naam en het adres van hen die blijkens mededeling aan de vennootschap een pandrecht of een recht van vruchtgebruik op die aandelen hebben, met vermelding of hun het stemrecht of de rechten die door de wet zijn toegekend aan de houders van met medewerking van de vennootschap uitgegeven certificaten van aandelen toekomen.
3. Iedere aandeelhouder, pandhouder en vruchtgebruiker van aandelen en iedere houder van met medewerking van de vennootschap uitgegeven certificaten op naam van aandelen is verplicht er voor te zorgen dat zijn adres bij de vennootschap bekend is.
4. In het register worden opgenomen ieder verleend ontslag van aansprakelijkheid voor nog niet gedane stortingen alsmede, ingeval van levering van niet-volgestorte aandelen, de dag van levering.
5. De directie draagt ervoor zorg dat het register steeds wordt bijgehouden.
   Alle aantekeningen worden ondertekend door een lid van de directie of door een daartoe

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door de directie gemachtigde.

6. De directie verstrekt desgevraagd aan een aandeelhouder, pandhouder, een vruchtgebruiker en een houder van met medewerking van de vennootschap uitgegeven certificaten op naam van aandelen om niet een uittreksel uit het register met betrekking tot zijn recht op een aandeel.
   Rust op het aandeel een recht van vruchtgebruik of een pandrecht, dan vermeldt het uittreksel aan wie de in de leden 8, 9 en 10 van dit artikel 6 bedoelde rechten toekomen.
7. De directie legt het register ten kantore van de vennootschap ter inzage van de aandeelhouders, van de pandhouders en vruchtgebruikers aan wie de in de leden 8, 9 en 10 van dit artikel 6 bedoelde rechten toekomen, alsmede van de houders van met medewerking van de vennootschap uitgegeven certificaten op naam van aandelen.
   De gegevens van het register omtrent niet-volgestorte aandelen zijn ter inzage van een ieder; afschrift of uittreksel van deze gegevens wordt tegen ten hoogste kostprijs verstrekt.
8. Op aandelen kan vruchtgebruik worden gevestigd.
   Indien bij de vestiging van het vruchtgebruik is bepaald dat het stemrecht toekomt aan de vruchtgebruiker, komt hem dit recht slechts toe indien zowel die bepaling als - bij overdracht van het vruchtgebruik - de overgang van het stemrecht zijn goedgekeurd door de algemene vergadering van aandeelhouders.
9. De aandeelhouder die geen stemrecht heeft en de vruchtgebruiker die stemrecht heeft, hebben de rechten die door de wet zijn toegekend aan de houders van met medewerking der vennootschap uitgegeven certificaten van aandelen.
   De vruchtgebruiker die geen stemrecht heeft, heeft deze rechten, indien bij de vestiging of overdracht van het vruchtgebruik niet anders is bepaald.
10. Op aandelen kan een pandrecht worden gevestigd.
    Het bepaalde in de leden 8 en 9 van dit artikel 6 is van overeenkomstige toepassing ten aanzien van pandrechten.
11. Onder certificaathouders wordt in deze statuten verstaan de houders van met medewerking van de vennootschap uitgegeven certificaten op naam van aandelen alsmede de pandhouders and vruchtgebruikers die de in lid 9 van dit artikel 6 bedoelde rechten hebben.

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Meerdere gerechtigden

Artikel 7.

Indien een aandeel, een met medewerking van de vennootschap uitgegeven certificaat op naam daarvan, een pandrecht of een recht van vruchtgebruik daarop aan meer dan een persoon toebehoort, kunnen de gezamenlijk gerechtigden zich slechts tegenover de vennootschap doen vertegenwoordigen door één voor dat doel door hen aan te wijzen persoon.

Van deze aanwijzing moet de directie onverwijld schriftelijk in kennis worden gesteld.

Uitgifte en levering van aandelen

Artikel 8.

1. De uitgifte en levering van aandelen geschiedt met inachtneming van het bepaalde in artikel 2:196 van het Burgerlijk Wetboek.
2. Het bepaalde in lid 1 van dit artikel 8 vindt overeenkomstige toepassing op de vestiging van een pandrecht anders dan bedoeld in artikel 3:259 van het Burgerlijk Wetboek, op de vestiging en levering van een recht van vruchtgebruik op aandelen en op de toedeling van aandelen bij verdeling van enige gemeenschap.

Goedkeuringsprocedure

Artikel 9.

1. Elke overdracht van aandelen behoeft de voorafgaande goedkeuring van de algemene vergadering van aandeelhouders.
2. De goedkeuring wordt verzocht aan de vennootschap onder opgave van het aantal aandelen waaromtrent de beslissing wordt verzocht, de prijs en de overige voorwaarden waartegen de overdracht zal plaatsvinden en de naam van degene aan wie de verzoeker het aandeel of de aandelen wil overdragen, alsmede of hij al dan niet instemt met aanwijzing van de vennootschap als gegadigde.

   De vennootschap doet van het verzoek onverwijld mededeling aan de overige aandeelhouder of aandeelhouders.
3. Op het verzoek moet binnen twee maanden na ontvangst van het verzoek worden beslist.

   Indien binnen deze termijn geen beslissing ter kennis van de verzoeker is gebracht, wordt het verzoek geacht te zijn ingewilligd.

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4. Een afwijzing van het verzoek wordt als een goedkeuring aangemerkt, indien de algemene vergadering van aandeelhouders niet gelijktijdig aan de verzoeker opgave doet van één of meer gegadigde - hetzij bestaande aandeelhouders, hetzij derden, hetzij de vennootschap zelf - die bereid zijn de aandelen, waarop het verzoek betrekking heeft tegen contante betaling te kopen.
5. Bereiken de verzoeker en de door hem aanvaarde gegadigden geen overeenstemming over de koopprijs, dan zal de koopprijs worden vastgesteld door een deskundige, te benoemen door de verzoeker en de gegadigde in onderling overleg.
   Als zij hieromtrent niet binnen drie maanden na ontvangst van het verzoek om goedkeuring bedoeld in lid 2 van dit artikel 9, tot overeenstemming komen, dan geschiedt de benoeming van de deskundige op verzoek van de meeste gerede partij door de Voorzitter van het bestuur van het Koninklijk Nederlands Instituut van Registeraccountants of diens plaatsvervanger.
6. De in het vorige lid bedoelde deskundige is gerechtigd tot inzage van alle boeken en bescheiden van de vennootschap en tot het verkrijgen van alle inlichtingen, welke voor de taxatie dienstig kunnen zijn.
7. De opdracht aan de deskundige dient in ieder geval in te houden dat de vaststelling van de koopprijs en het daarbij behorende taxatierapport binnen drie maanden na zijn benoeming ter kennis van de vennootschap wordt gebracht.
8. Indien de aandeelhouders of de verzoeker en de gegadigden afspraken gemaakt hebben over de bij de vaststelling van de koopprijs te hanteren waarderingsmethoden en grondslagen, zal ieder van hen het schriftelijk bewijs van deze afspraken aan de deskundige mogen overhandigen, die alsdan aan deze afspraken bij de vaststelling van de koopprijs gebonden zal zijn.
9. De vennootschap is verplicht de door de deskundige vastgestelde koopprijs alsmede het daarbij behorende taxatierapport binnen veertien dagen na ontvangst daarvan ter kennis te brengen van de verzoeker en iedere gegadigde.
10. De verzoeker blijft bevoegd zich terug te trekken, mits dit geschiedt binnen één maand nadat hem de koopprijs ingevolge het vorige lid is medegedeeld.
    Maakt de verzoeker van deze gelegenheid niet tijdig gebruik, dan zullen de verkochte aandelen tegen gelijktijdige betaling van de koopprijs moeten worden geleverd binnen

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één maand na verloop van de in de vorige zin bedoelde termijn.

Indien de verzoeker verplicht is aandelen over te dragen en hij in gebreke blijft aan de levering mede te werken, is de vennootschap gemachtigd deze aandelen, mits alle, te leveren.

11. Wordt het verzoek tot goedkeuring ingewilligd of wordt het geacht te zijn ingewilligd, dan geeft de vennootschap daarvan kennis aan alle aandeelhouders en kan de door de verzoeker voorgenomen overdracht geschieden gedurende een termijn van drie maanden na ontvangst van het bericht van goedkeuring of het bericht dat als een goedkeuring in de zin van lid 4 van dit artikel 9 moet worden aangemerkt of na het verstrijken van de in lid 3 van dit artikel 9 genoemde termijn, tegen de prijs uiteengezet in het verzoek als bedoeld in lid 2 van dit artikel 9 of, indien deze hoger is, de prijs bepaald door de deskundige.
12. De kosten van de benoeming van de in lid 5 van dit artikel 9 bedoelde deskundige en zijn honorarium komen ten laste van:
    a. de verzoeker, indien hij zich terugtrekt;
    b. voor de helft voor de verzoeker en voor de helft voor de koper(s) die het niet reeds voor het aanwijzen van de deskundige met de verzoeker eens was/waren over de prijs, indien wordt verkocht aan de door de algemene vergadering van aandeelhouders aangewezen gegadigde(n), tenzij de deskundige anders bepaalt; indien meer kopers krachtens deze bepaling in de kosten delen, wordt het door hen gezamenlijk verschuldigd bedrag over deze kopers verdeeld naar rato van het aantal door hen gekochte aandelen.
13. Alle in dit artikel 9 vermelde verzoeken, mededelingen en kennisgevingen moeten worden verstuurd bij aangetekende brief of bezorgd tegen bewijs van ontvangst.
14. Aandelen kunnen zonder inachtneming van het in de voorgaande leden van dit artikel bepaalde worden overgedragen, indien dit geschiedt binnen drie maanden nadat alle aandeelhouders schriftelijk hebben verklaard met een dergelijke overdracht in te stemmen.

Verplichte aanbieding

Artikel 10.

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1. Een aandeelhouder (de "Aanbieder") is verplicht zijn aandelen aan de andere aandeelhouders te koop aan te bieden, met inachtneming van het in de volgende leden bepaalde, indien:
   a. deze aandeelhouder surséance van betaling of zijn eigen faillissement aanvraagt, dan wel op verzoek van een ander failliet wordt verklaard;
   b. deze aandeelhouder rechtspersoon is en wordt ontbonden of geliquideerd;
   c. deze aandeelhouder betrokken is bij een juridische fusie of splitsing als verdwijnende rechtspersoon; of
   d. over een of meer van de aan deze aandeelhouder toebehorende aandelen een bewind wordt ingesteld.
2. de Aanbieder zal binnen één maand na het ontstaan van de verplichting als bedoeld in lid 1 van dit artikel 10 van zijn aanbod aan de vennootschap kennis geven (de "Aanbiedings Kennisgeving").
3. De Aanbiedings Kennisgeving zal een aanbod behelzen aan de overige aandeelhouders om naar evenredigheid van hun aandelen de aangeboden aandelen te kopen tegen een prijs welke, tenzij de Aanbieder en de aandeelhouders anders overeenkomen, zal worden bepaald door een onafhankelijke deskundige te benoemen zoals uiteengezet in artikel 9, met dien verstande dat:
   a. de Aanbieder:
      (i) niet het recht heeft zijn aanbod in te trekken overeenkomstig lid 10 van artikel 9; en
      (ii) zijn aandelen behoudt, indien van het aanbod geen gebruik of geen volledig gebruik wordt gemaakt of indien de algemene vergadering van aandeelhouders dit heeft goedgekeurd.
   b. de deskundige zal worden betaald:
      (i) door de Aanbieder voor de helft en door de koper(s) voor de andere helft. Inden meer kopers krachtens deze bepaling in de kosten delen, wordt het door hen gezamenlijk verschuldigde bedrag over deze kopers verdeeld naar rato van het aantal door hen gekochte aandelen; of
      (ii) door de vennootschap indien van het aanbod geen gebruik of geen volledig gebruik wordt gemaakt.

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4. De aandeelhouders zijn verplicht de vennootschap en de Aanbieder kennisgeving te doen van hun voornemen de aangeboden aandelen te kopen, binnen 30 dagen nadat zij op de hoogte zijn gesteld van de koopprijs zoals bepaald door de deskundige of nadat overeenstemming is bereikt tussen de Aanbieder en de aandeelhouders over de koopprijs, onder opgave van het maximale aantal aandelen dat zij wensen te kopen.
5. Indien een aandeelhouder niet tijdig reageert op de Aanbiedings Kennisgeving, zal de betreffende aandeelhouder worden geacht de vennootschap en de Aanbieder kennis te hebben gegeven dat hij geen van de aangeboden aandelen wenst te kopen.
   Indien dit zich voordoet of indien een aandeelhouder de vennootschap en de Aanbieder bericht dat hij zij pro rata deel van de aandelen niet wenst te kopen, zullen de overgebleven aandelen worden toegewezen aan de aandeelhouders die kennis hebben gegeven de aandelen te willen kopen, naar evenredigheid van het bestaande aandelenbezit van die aandeelhouders en tot het maximum aantal dat zij wensen te kopen, met dien verstande dat indien en voorzover een kandidaat meer aandelen toegewezen zal krijgen dan het maximum dat hij heeft aangewezen ingevolge lid 4 van dit artikel 10, deze aandelen zullen worden toegewezen aan de overige kandidaten die kennis hebben gegeven de aandelen te willen kopen overeenkomstig de eerdergenoemde evenredige toewijzing, tot alle aandelen zijn toegewezen.
6. Indien de Aanbieder in gebreke blijft kennis te geven aan de vennootschap van zijn verplichting de aandelen aan te bieden conform lid 2 van dit artikel 10, zullen zijn stemrechten, zijn recht de algemene vergadering van aandeelhouders bij te wonen en zijn recht om uitkeringen te ontvangen worden opgeschort totdat de Aanbieder zijn verplichtingen nakomt.
   De vennootschap zal de Aanbieder per aangetekende post informeren omtrent zijn verplichtingen en de opschorting van zijn rechten.
   Indien de Aanbieder binnen tien (10) dagen nadat hij geïnformeerd is door de vennootschap nog steeds in gebreke blijft de aanbieding te doen, zal de vennootschap onherroepelijk gemachtigd zijn de aandelen namens de Aanbieder te koop aan te bieden aan de overige aandeelhouders, waarbij de leden 3, 4 en 5 van dit artikel 10 *mutatis mutandis* van toepassing zullen zijn op dit aanbod.
   Indien volledig gebruik wordt gemaakt van het aanbod, zal de vennootschap onherroe-

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pelijk gemachtigd zijn de eigendom van de aandelen over te dragen aan de koper of kopers, tegen gelijktijdige betaling van de koopprijs door de koper(s).

De vennootschap zal de door haar ontvangen koopprijs na aftrek van alle terzake vallende kosten uitkeren aan de Aanbieder.

Bestuur

Artikel 11.

1. De vennootschap wordt bestuurd door een directie, bestaande uit één of meer leden, die door de algemene vergadering van aandeelhouders worden benoemd en door haar te allen tijde kunnen worden geschorst of ontslagen.
   Indien de directie uit meer dan één lid bestaat, wordt één van hen door de algemene vergadering van aandeelhouders benoemd tot president-directeur.
2. Een rechtspersoon kan lid der directie zijn.
3. De bezoldiging van de leden van de directie, een eventueel recht op tantième en de overige voorwaarden van aanstelling worden voor iedere directeur afzonderlijk vastgesteld door de algemene vergadering van aandeelhouders of door een bezoldigingscommissie die middels van een besluit van de algemene vergadering van aandeelhouders ingesteld is.
4. Het bestuur van de vennootschap vindt plaats onder toezicht van een raad van commissarissen.

Besluitvorming van de directie

Artikel 12.

1. Indien de directie uit meer dan één lid bestaat, vindt de besluitvorming van de directie plaats met inachtneming van dit artikel 12.
2. De directie neemt alle besluiten bij gewone meerderheid van de geldig uitgebrachte stemmen.
   Bij staking van de stemmen heeft de president-directeur de beslissende stem.
3. Vergaderingen van de directie kunnen door iedere directeur bijeen worden geroepen tegen een redelijke termijn door schriftelijke oproeping aan alle leden van de directie.
   Indien overeenkomstig de vorige zin is opgeroepen, kunnen ter vergadering besluiten worden genomen mits tenminste twee leden van de directie aanwezig of vertegenwoordigd zijn.

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4. Vergaderingen van de directie worden voorgezeten door de president-directeur.
   Indien de president-directeur bij een bepaalde vergadering afwezig is zullen de overige ter vergadering aanwezige directieleden een voorzitter uit hun midden benoemen.
5. Een directeur kan zich bij de vergaderingen van de directie door een mede-directeur laten vertegenwoordigen, krachtens een schriftelijke volmacht.
   En dergelijke volmacht kan slechts betrekking hebben op één bepaalde daarin aangewezen vergadering.
6. Voor het nemen van een besluit buiten vergadering is vereist dat de directeuren schriftelijk zijn geraadpleegd, hun mening over het voorgenomen besluit schriftelijk hebben geuit en zich in gewone meerderheid voor het desbetreffende besluit hebben uitgesproken.
7. Voor de toepassing van deze bepaling wordt onder schriftelijk verstaan per brief, telegram telex, e-mail of telefax).

Taak en vertegenwoordigingsbevoegdheid

Artikel 13.

1. De directie is belast met het besturen van de vennootschap.
   De algemene vergadering van aandeelhouders en de raad van commissarissen kunnen aanwijzingen geven betreffende de algemene lijnen van het te voeren financiële, sociale, economische en personeelsbeleid.
   De directie dient zich bij het besturen van de vennootschap naar die aanwijzingen te gedragen.
2. De directie vertegenwoordigt de vennootschap.
   Indien er meer dan één directeur is, zijn tevens twee directeuren gezamenlijk handelend bevoegd de vennootschap te vertegenwoordigen.
   De directie kan iedere directeur afzonderlijk volmacht geven de vennootschap binnen de in de volmacht opgegeven grenzen te vertegenwoordigen.
   De in dit lid 2 vervatte regeling omtrent de vertegenwoordigingsbevoegdheid geldt eveneens in geval van tegenstrijdig belang, met dien verstande dat ten aanzien van een rechtshandeling met of een procedure tegen een directeur in privé of een rechtspersoon waarin de directeur persoonlijk effectieve zeggenschap heeft, de voorafgaande schriftelijke goedkeuring van de raad van commissarissen vereist is, onverminderd de bevoegd-

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heid van de algemene vergadering van aandeelhouders om één of meer personen te benoemen om de vennootschap te vertegenwoordigen.

3. De raad van commissarissen is bevoegd bepaalde bestuursbesluiten aan te wijzen die voorafgaande goedkeuring van de algemene vergadering van aandeelhouders respectievelijk de raad van commissarissen behoeven.
   De relevante besluiten zullen nauwkeurig worden omschreven in een daartoe door de raad van commissarissen genomen besluit en het bestuur zal daarvan onverwijld op de hoogte gesteld worden.
4. Alle besluiten van de directie met betrekking tot handelingen van dochtermaatschappijen van de vennootschap waarvoor, indien zij zouden worden verricht door de vennootschap, goedkeuring vereist zou zijn van de algemene vergadering van aandeelhouders respectievelijk de raad van commissarissen op grond van een daartoe door de raad van commissarissen genomen besluit als omschreven in lid 3 van dit artikel 13, behoeven dergelijke voorafgaande goedkeuring.
5. Bij ontstentenis of belet van alle directeuren of van de enige directeur, berust het bestuur tijdelijk bij de raad van commissarissen, onverminderd zijn bevoegdheid om het bestuur op te dragen aan een of meer personen (al dan niet uit zijn midden).

Raad van commissarissen

Artikel 14.

1. De raad van commissarissen bestaat uit vijf leden, die voor een termijn van twee jaar worden benoemd en onmiddellijk herkiesbaar zijn.
2. Het volgend is van toepassing op de benoeming van de leden van de raad van commissarissen:
   a. één lid wordt benoemd door de algemene vergadering van aandeelhouders op bindende voordracht van Stichting Management Wavin;
   b. drie leden worden benoemd door de algemene vergadering van aandeelhouders op bindende voordracht van Wavin Luxembourg S.A.;
   c. één lid, de voorzitter van de raad van commissarissen, wordt benoemd door de algemene vergadering van aandeelhouders;
   d. degene die gerechtigd is tot het doen van een bindende voordracht op grond van het bepaalde in dit lid 2 dient deze voordracht schriftelijk ter kennis te brengen aan de

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algemene vergadering van aandeelhouders en aan de raad van commissarissen binnen dertig dagen nadat diegene door de raad van commissarissen schriftelijk daartoe is verzocht.

3. Ieder lid van de raad van commissarissen kan op elk moment worden geschorst of ontslagen door de algemene vergadering van aandeelhouders, met dien verstande dat de algemene vergadering van aandeelhouders niet zal overgaan tot schorsing of ontslag van één van de overeenkomstig lid 2 van dit artikel benoemde leden van de raad van commissarissen zonder eerst omtrent het voornemen daartoe overleg te voeren met degene op wiens voordracht het desbetreffende lid is benoemd.
4. De leden van de raad van commissarissen kunnen voor hun werkzaamheden, boven vergoeding van kosten, een vergoeding ontvangen, waarvan de omvang door de algemene vergadering van aandeelhouders wordt vastgesteld.

Taak en bevoegdheid

Artikel 15.

1. De raad van commissarissen houdt toezicht op het beleid van de directie en op de algemene gang van zaken in de vennootschap en de met haar verbonden onderneming.
   Hij staat de directie met raad terzijde.
   Bij de vervulling van zijn taak richt de raad van commissarissen zich naar het belang van de vennootschap en de met haar verbonden onderneming.
2. De leden van de raad van commissarissen hebben, zowel tezamen als ieder van hen afzonderlijk, de bevoegdheid alle stukken en boeken van de vennootschap te controleren en alle gebouwen en terreinen die de vennootschap in gebruik heeft te betreden.
3. De raad van commissarissen kan zich bij de uitoefening van zijn taak voor rekening van de vennootschap doen bijstaan door één of meer deskundigen, wanneer hij van mening is dat de gang van zaken in de vennootschap en de met haar verbonden onderneming daartoe aanleiding geeft.
4. De raad van commissarissen kan de door hem benoemde deskundige of deskundigen te allen tijde ontslaan.

Besluitvorming van de raad van commissarissen

Artikel 16.

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1. Indien de raad van commissarissen uit meer dan één lid bestaat, vindt de besluitvorming van de raad plaats met inachtneming van dit artikel.

Comment [P.1]: Kan dit zo neergezet worden? In artikel 14 is namelijk bepaald dat de RvC uit vijf leden bestaat.

2. De raad van commissarissen neemt alle besluiten met gewone meerderheid van de geldig uitgebrachte stemmen.
   Ingeval van belet of ontstentenis van één of meer commissarissen is of zijn de overige commissaris(sen) bevoegd geldig besluiten te nemen.
3. Vergaderingen van de raad van commissarissen kunnen door iedere commissaris bijeen worden geroepen door schriftelijk oproeping van alle andere commissarissen ten minste zeven dagen voorafgaand aan de datum van de vergadering.
   Indien overeenkomstig de vorige zin is opgeroepen, kunnen ter vergadering besluiten worden genomen ongeacht het aantal aanwezigen, mits (i) tenminste één van de leden benoemd op grond van een bindende voordracht als bedoeld in artikel 14 lid 2 b. en daarnaast (ii) de voorzitter of het lid benoemd op grond van artikel 14 lid 2 a. aanwezig zijn.
4. Een commissaris kan zich bij de vergaderingen van de raad van commissarissen door een ander natuurlijk persoon (al dan niet lid van de raad) laten vertegenwoordigen, krachtens een schriftelijke volmacht met dien verstande dat de aanwijzing van een gevolmachtigde die zelf geen lid is van de raad van commissarissen de goedkeuring behoeft van de raad van commissarissen.
   Een volmacht verleend uit hoofde van dit lid kan slechts betrekking hebben op één bepaalde daarin aangewezen vergadering.
5. Vergaderingen van de raad van commissarissen worden geleid door de voorzitter, die zal worden benoemd overeenkomstig het bepaalde in lid 2 c. van artikel 14.
   Van het verhandelde in de vergaderingen worden notulen gehouden door een secretaris, die de raad per vergadering of voor een vaste termijn of onbepaalde tijd al dan niet uit zijn midden aanwijst.
   De notulen worden door de voorzitter en de secretaris ondertekend.
6. Bij afwezigheid ter vergadering van de voorzitter of de voor langere tijd benoemde secretaris, voorziet de vergadering in vervanging.
7. Leden van de directie zijn verplicht, indien zij daartoe worden uitgenodigd, vergaderingen van de raad van commissarissen bij te wonen.

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8. Voor het nemen van een besluit buiten vergadering is vereist dat de commissarissen zijn geraadpleegd, hun mening over het voorgenomen besluit schriftelijk hebben geuit en zich in gewone meerderheid vóór het desbetreffende besluit hebben uitgesproken.
9. Voor de toepassing van het bepaalde in dit artikel wordt onder "schriftelijk" verstaan per brief, telegram telex, e-mail of telefax.

Algemene vergadering van aandeelhouders

Artikel 17.

Aan de algemene vergadering van aandeelhouders behoort, binnen de door de wet en deze statuten gestelde grenzen, alle bevoegdheid die niet aan de directie of aan anderen is opgedragen.

Jaarvergadering

Artikel 18.

1. Binnen zes maanden na het einde van het boekjaar wordt de jaarlijkse algemene vergadering van aandeelhouders gehouden.
2. Behalve de in lid 1 van dit artikel 18 genoemde vergadering kunnen ook buitengewone algemene vergaderingen van aandeelhouders worden gehouden.

Plaats en wijze van bijeenroeping

Artikel 19.

1. De algemene vergaderingen van aandeelhouders kunnen worden gehouden in Nederland in de gemeente waar de vennootschap statutair is gevestigd, alsmede in de gemeenten Amsterdam, Rotterdam, Utrecht, 's-Gravenhage en Haarlemmermeer.
   In een elders gehouden algemene vergadering van aandeelhouders kunnen geldige besluiten slechts worden genomen indien het gehele geplaatste kapitaal vertegenwoordigd is.
2. De bijeenroeping van een algemene vergadering van aandeelhouders geschiedt door een oproeping, niet later dan op de vijftiende dag vóór die der vergadering door een directeur of commissaris te verzenden aan de aandeelhouders, aan de adressen vermeld in het artikel 6 bedoelde register.
   De oproeping behelst de te behandelen onderwerpen, alles onverminderd het bepaalde in artikel 28 omtrent voorstellen tot wijziging van deze statuten of tot ontbinding van de vennootschap.

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3. In vergaderingen van aandeelhouders die bijeengeroepen zijn zonder inachtneming van de formaliteiten in lid 2 van dit artikel 19 genoemd, kunnen geen geldige besluiten worden genomen, tenzij met algemene stemmen in een vergadering waar het gehele geplaatste kapitaal vertegenwoordigd is.

Voorzitter, secretaris en notulen

Artikel 20.

1. De algemene vergaderingen van aandeelhouders worden voorgezeten door diegene die daartoe door de vergadering zelve wordt aangewezen.
   De voorzitter wijst een secretaris aan; deze behoeft geen aandeelhouder te zijn.
2. De voorzitter van de vergadering of de directie kan op kosten van de vennootschap notarieel proces-verbaal van de vergadering doen opmaken.
3. Tenzij van het ter vergadering verhandelde notarieel proces-verbaal wordt opgemaakt, worden notulen gehouden.
   De notulen worden vastgesteld door de voorzitter en de secretaris van de desbetreffende vergadering en ten blijke daarvan door hen ondertekend, dan wel worden vastgesteld door een volgende vergadering en ten blijke daarvan alsdan door de voorzitter en de secretaris van die vergadering ondertekend.
4. De directie houdt van ieder van de genomen besluiten aantekening.
   Bedoelde aantekeningen liggen ten kantore van de vennootschap ter inzage van de aandeelhouders en de certificaathouders.
   Aan ieder van dezen wordt desgevraagd een afschrift of uittreksel van deze aantekeningen verstrekt tegen ten hoogste de kostprijs.

Stemrecht

Artikel 21.

1. Behoudens het in lid 2 van dit artikel bepaalde, geeft ieder aandeel recht op één (1) stem.
   Aandeelhouders kunnen zich ter vergadering door een schriftelijke gemachtigde doen vertegenwoordigen.
2. Bij de vaststelling in hoeverre de aandeelhouders stemmen, aanwezig of vertegenwoordigd zijn, of in hoeverre het aandelenkapitaal verschaft wordt of vertegenwoordigd is,

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wordt geen rekening gehouden met aandelen waarvan de wet bepaalt dat daarvoor geen stem kan worden uitgebracht.

Stemprocedure

Artikel 22.

1. Tenzij de wet of deze statuten een grotere meerderheid voorschrijven, worden alle besluiten genomen met volstrekte meerderheid der geldig uitgebrachte stemmen.
   Blanco en ongeldige stemmen worden niet als uitgebrachte stemmen geteld.
2. Indien deze statuten bepalen dat de geldigheid van een besluit van de algemene vergadering van aandeelhouders afhankelijk is van het ter vergadering vertegenwoordigde gedeelte van het kapitaal en dit gedeelte ter vergadering niet vertegenwoordigd was, is het bepaalde in artikel 2:230 lid 3 van het Burgerlijk Wetboek niet van toepassing.
3. Indien de voor een besluit van de algemene vergadering van aandeelhouders vereiste meerderheid na twee stemmingen niet is verkregen is het voorstel verworpen, tenzij het de benoeming van personen betreft, in welk geval een herstemming wordt gehouden tussen de twee personen die bij de tweede stemming de meeste stemmen op zich hebben verenigd.
   Staken de stemmen bij de herstemming dan beslist het lot welke van de personen, tussen wie de stemmen staken, gekozen is.
4. De stemmingen geschieden mondeling, echter stemmingen over personen geschieden - indien de stemgerechtigde verklaart het te verlangen -, bij gesloten ongetekende briefjes.
   Stemming op andere wijze, bij voorbeeld bij acclamatie, is toegestaan, indien geen der stemgerechtigden zich daartegen verzet.

Besluitvorming buiten vergadering

Artikel 23.

De aandeelhouders kunnen, mits er geen certificaathouders zijn, alle besluiten die zij in vergadering kunnen nemen, ook buiten vergadering nemen.

Een buiten vergadering genomen besluit is slechts geldig, indien alle stemgerechtigde aandeelhouders schriftelijk (waaronder begrepen per brief, telegram telex, e-mail of telefax) hun stem ten gunste van het desbetreffende voorstel hebben uitgebracht.

Vergaderingen van houders van een bepaalde klasse aandelen

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Artikel 24.

Op vergaderingen van de houders van een bepaalde klasse aandelen zijn de artikelen 19 tot en met 23 van overeenkomstige toepassing, met dien verstande dat deze vergaderingen worden voorgezeten door een door de betreffende vergadering uit zijn midden gekozen voorzitter.

Boekjaar en jaarrekening

Artikel 25.

1. Het boekjaar van de vennootschap is gelijk aan het kalenderjaar.
2. Jaarlijks binnen vijf maanden na afloop van het boekjaar der vennootschap, behoudens verlenging van die termijn met ten hoogste zes maanden door de algemene vergadering van aandeelhouders op grond van bijzondere omstandigheden, wordt door de directie een jaarrekening, bestaande uit een balans en een winst- en verliesrekening met een toelichting, opgemaakt en voor de aandeelhouders ter inzage ten kantore van de vennootschap gelegd.

   Binnen deze termijn stelt de directie ook het jaarverslag op tenzij artikel 2:403 van het Burgerlijk Wetboek voor de vennootschap geldt.
3. De jaarrekening wordt ondertekend door alle directeuren en commissarissen, en aan de algemene vergadering van aandeelhouders ter vaststelling overgelegd.

   Indien de handtekening van één of meer van de directeuren of commissarissen ontbreekt wordt van dit feit onder opgave van reden melding gemaakt.
4. De algemene vergadering van aandeelhouders, dan wel, indien zij daartoe niet overgaat, de raad van commissarissen, dan wel, indien zij daartoe niet overgaat, de directie, is bevoegd en, indien zulks wettelijk is voorgeschreven, verplicht aan een registeraccountant of een andere accountant, als bedoeld in artikel 2:393 lid 1 van het Burgerlijk Wetboek (beiden aan te duiden als: accountant) opdracht te verlenen om de door de directie opgemaakte jaarrekening te onderzoeken overeenkomstig het bepaalde in artikel 2:393 lid 3 van het Burgerlijk Wetboek.

   De accountant brengt omtrent zijn onderzoek verslag uit aan de raad van commissarissen en aan de directie en geeft de uitslag van zijn onderzoek in een verklaring omtrent de getrouwheid van de jaarrekening weer.

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5. De opdracht aan een accountant kan te allen tijde worden ingetrokken door de algemene vergadering van aandeelhouders en door de opdrachtgever.
   Indien de directie de opdracht heeft verleend, kan de opdracht ook worden ingetrokken door de raad van commissarissen.

Ter inzage legging

Artikel 26.

1. Vanaf de dag der oproeping voor de algemene vergadering van aandeelhouders waarin de jaarrekening wordt behandeld tot aan de afloop van die vergadering liggen de jaarrekening, het jaarverslag en de krachtens artikel 2:392 van het Burgerlijke Wetboek toe te voegen gegevens ten kantore van de vennootschap voor de aandeelhouders alsmede de certificaathouders ter inzage.
2. De vennootschap stelt een exemplaar van de in dit artikel bedoelde stukken gratis ter beschikking aan de aandeelhouders en de certificaathouders.

Winstverdeling

Artikel 27.

1. Onverminderd het bepaalde in de leden 4 en 7 van dit artikel 27, is iedere houder van preferente aandelen jaarlijks gerechtigd tot een preferent dividend van twaalf procent (12%) van de som van de totale nominale waarde van de door hem gehouden preferente aandelen en het daarop gestorte agio.
   Dit dividend wordt berekend op jaarbasis.
   Indien preferente aandelen slechts gedurende het desbetreffende boekjaar zijn uitgegeven of indien gedurende het boekjaar een uitkering uit de agioreserve voor de preferente aandelen wordt gedaan, wordt de grootte van het dividend voor de preferente aandelen berekend over de kortere periode danwel het lagere bedrag van de reserve.
2. Voorzover het de vennootschap op grond van lid 7 van dit artikel 27 niet is toegestaan het volledig preferente dividend als bedoeld in lid 1 van dit artikel 27 uit te keren, zal aan de houders van preferente aandelen het volgende worden betaald:
   a. voor zover enig bedrag voor uitkering beschikbaar is, zal het bedrag waartoe de houders van preferente aandelen B op grond van lid 1 van dit artikel 27 gerechtigd zijn tot hun beschikking gesteld worden, of pro rata zoveel minder als beschikbaar is;

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b. indien er daarna nog ruimte is voor het doen van verdere uitkeringen, zal het bedrag waartoe de houders van preferente aandelen A op grond van lid 1 van dit artikel 27 gerechtigd zijn pro rata tot hun beschikking gesteld worden, tot het bedrag waartoe zij gerechtigd zijn;

c. het tekort zal alsnog aan de houders van preferente aandelen ter beschikking gesteld worden ten laste van de winst van het volgende jaar of de volgende jaren, alvorens enige andere winstuitkering aan aandeelhouders wordt gedaan, zodanig dat de verschuldigde bedragen eerst aan de houders van preferente aandelen B en vervolgens aan de houders van preferente aandelen A ter beschikking gesteld worden.

3. Indien het volledig bedrag waartoe de houders van preferente aandelen krachtens lid 1 van dit artikel 27 gerechtigd zijn niet aan hun wordt uitgekeerd op grond van lid 4 of 7 van dit artikel 27, is met betrekking tot het bedrag dat niet wordt uitgekeerd rente verschuldigd, gelijk aan het in lid 1 van dit artikel 27 genoemde percentage, vanaf de dag dat het bedrag op grond van lid 4 van dit artikel 27 aan de door de vennootschap aangehouden dividend reserve voor de betreffende klasse preferente aandelen is toegevoegd of uitgekeerd had moeten worden indien het verbod van lid 7 van dit artikel de vennootschap hiervan niet had weerhouden, tot aan de dag van de daadwerkelijke betaling van dit bedrag.

   Deze opslag is alsdan verschuldigd als dividend en zal betaald worden samen met het bedrag waartoe de houders van preferente aandelen gerechtigd waren maar dat niet aan hun is uitgekeerd, zodra betaling daarvan plaatsvindt.

4. De vergadering van houders van een bepaalde klasse preferente aandelen kan besluiten dat het dividend waartoe zij krachtens lid 1 van dit artikel 27 gerechtigd zijn toegevoegd zal worden aan een door de vennootschap voor die klasse preferente aandelen aangehouden afzonderlijke dividend reserve.

   Uitkering uit deze reserve kan slechts plaatsvinden op besluit van de vergadering van houders van de betreffende klasse preferente aandelen.

5. Van het saldo van de winst na reservering of uitkering ingevolge de leden 1 tot en met 4 van dit artikel 27 worden jaarlijks zodanige bedragen gereserveerd als door de algemene vergadering van aandeelhouders zal worden bepaald.

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6. Hetgeen resteert na de uitkeringen en reserveringen ingevolge de leden 1 tot en met 5 van dit artikel 27 staat ter beschikking van de houders van gewone aandelen.
7. De vennootschap kan aan de aandeelhouders en andere gerechtigden tot de voor uitkering vatbare winst slechts uitkeringen doen indien en voor zover het eigen vermogen groter is dan het gestorte en opgevraagde deel van het kapitaal vermeerderd met de reserves die krachtens de wet of deze statuten moeten worden aangehouden.
8. Onder goedkeuring van de algemene vergadering van aandeelhouders kan de directie besluiten tot uitkering van een tussentijds dividend en andere uitkeringen, mits met inachtneming van het bepaalde in de leden 1, 2, 3 en 7 van dit artikel 27.
9. Het dividend (tussentijds dividend en andere uitkeringen daaronder in dit en het volgende lid mede begrepen) wordt betaalbaar gesteld ten kantore van de vennootschap op de datum waarop het wordt vastgesteld, tenzij bij dat besluit een andere plaats of datum wordt genoemd.
10. Dividenden die vijf jaren na de opeisbaarheid niet zijn opgeëist, zullen vervallen aan de vennootschap.

Statutenwijziging en ontbinding

Artikel 28.

1. Indien aan de algemene vergadering van aandeelhouders een voorstel tot wijziging van deze statuten of tot ontbinding van de vennootschap zal worden gedaan, moet zulks bij de oproeping tot de algemene vergadering van aandeelhouders worden vermeld.
   Met inachtneming van lid 2 van dit artikel kan een besluit tot statutenwijziging genomen worden door de algemene vergadering van aandeelhouders met een gewone meerderheid van de geldig uitgebrachte stemmen, met dien verstande dat een besluit tot wijziging van artikel 3.5, 5.2 of 5.3 genomen dient te worden met algemene stemmen in een vergadering waar het gehele geplaatste kapitaal aanwezig of vertegenwoordigd.
2. Degene die zodanige oproeping heeft gedaan, moet tegelijkertijd een afschrift van dat voorstel, waarin - indien het een voorstel tot wijziging van de statuten betreft - de voorgedragen wijziging woordelijk is opgenomen, ten kantore van de vennootschap neerleggen ter inzage voor iedere aandeelhouder en certificaathouder tot de afloop der vergadering.
   Bij gebreke daarvan kan over het voorstel niet geldig worden besloten, tenzij het besluit

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met algemene stemmen wordt genomen in een vergadering waarin het gehele geplaatste kapitaal vertegenwoordigd is.

3. De aandeelhouders en certificaathouders moeten in de gelegenheid worden gesteld vanaf de dag der neerlegging van het voorstel, in het vorige lid bedoeld, tot die van de algemene vergadering van aandeelhouders kosteloos een afschrift van dit voorstel te verkrijgen van de vennootschap.

Vereffening

Artikel 29.

1. Bij ontbinding van de vennootschap geschiedt haar vereffening door de directie, tenzij de algemene vergadering van aandeelhouders bij het besluit tot ontbinding of later daaromtrent anders mocht beslissen.
2. Gedurende de liquidatie blijven de bepalingen van deze statuten zoveel mogelijk van kracht.
3. Het saldo na liquidatie wordt aangewend voor betaling aan de aandeelhouders als volgt:
   a. allereerst wordt aan de houders van preferente aandelen B uitgekeerd de som van:
      (i) het totale nominale bedrag van de door ieder van hen gehouden preferente aandelen B;
      (ii) het eventueel oorspronkelijk op die preferente aandelen B gestorte agio, verminderd met eventuele uitkeringen uit de agioreserve voor de preferente aandelen B welke met betrekking tot die preferente aandelen B zijn gedaan;
      (iii) het eventueel oorspronkelijk overeenkomstig lid 4 van artikel 27 aan de dividend reserve voor de preferente aandelen B toegevoegde dividend, vermeerderd met de opslag berekend overeenkomstig lid 3 van dat artikel 27 en verminderd met eventuele uitkeringen uit die dividend reserve welke met betrekking tot die preferente aandelen B zijn gedaan;
      (iv) indien ten tijde van de ontbinding nog een bedrag aan dividenduitkeringen verschuldigd is met betrekking tot die preferente aandelen B ten gevolge van het bepaalde in lid 7 van artikel 27, het verschuldigde bedrag, vermeerderd met de opslag berekend overeenkomstig lid 3 van dat artikel 27;
      (v) een bedrag gelijk aan het preferent dividend dat verschuldigd is met betrekking tot die preferente aandelen B voor de periode sinds het einde van het laat-

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ste boekjaar tot de datum van de liquidatie;

b. vervolgens wordt aan de houders van preferente aandelen A uitgekeerd de som van:

   (i) het totale nominale bedrag van de door ieder van hen gehouden preferente aandelen A;

   (ii) het eventueel oorspronkelijk op die preferente aandelen A gestorte agio, verminderd met eventuele uitkeringen uit de agioreserve voor de preferente aandelen A welke met betrekking tot die preferente aandelen A zijn gedaan;

   (iii) het eventueel oorspronkelijk overeenkomstig lid 4 van artikel 27 aan de dividend reserve voor de preferente aandelen A toegevoegd dividend, vermeerderd met de opslag berekend overeenkomstig lid 3 van dat artikel 27 en verminderd met eventuele uitkeringen uit die dividend reserve welke met betrekking tot die preferente aandelen A zijn gedaan;

   (iv) indien ten tijde van de ontbinding nog een bedrag aan dividenduitkeringen verschuldigd is met betrekking tot die preferente aandelen A ten gevolge van het bepaalde in lid 7 van artikel 27, het verschuldigde bedrag, vermeerderd met de opslag berekend overeenkomstig lid 3 van dat artikel 27;

   (v) een bedrag gelijk aan het preferent dividend dat verschuldigd is met betrekking tot die preferente aandelen A voor de periode sinds het einde van het laatste boekjaar tot de datum van de liquidatie;

c. tenslotte wordt hetgeen resteert uitgekeerd aan de houders van gewone aandelen naar rato van de som van het gezamenlijke nominaal bedrag van ieders gewone aandelen en het eventueel daarop gestorte agio.

4. Na afloop van de vereffening blijven de boeken en bescheiden der ontbonden vennootschap, gedurende de wettelijk voorgeschreven termijn, berusten onder de vereffenaar, tenzij de algemene vergadering van aandeelhouders bij het besluit tot ontbinding of later daaromtrent anders mocht beslissen.

RECEIVED
2006 OCT 31 P 3:38
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Deed of Conversion and Amendment of the Articles of Association

CONVERSION AND AMENDMENT TO THE ARTICLES OF ASSOCIATION OF WAVIN INVESTMENTS B.V. (NEW NAME: WAVIN N.V.)

MC/6003911/386312.ste
26-09-2006
4

Today, the twenty-sixth of September two thousand and six, appeared before me,
Paul Hubertus Nicolaas Quist, civil-law notary in Amsterdam:
Manon Anna Justina Cremers, care of Stibbe, 1077 ZZ Amsterdam, Strawinskylaan 2001, born in Roermond on the seventeenth day of March nineteen hundred and seventy-four.
The appearing person declared:

- that the articles of association of the company with limited liability (*besloten vennootschap met beperkte aansprakelijkheid*) **Wavin Investments B.V.**, with seat in Zwolle, its address at 8011 CW Zwolle, Stationsplein 3, filed at the Trade Register under number 05078970 (the '**company**'), were lastly amended by deed on the twelfth day of September two thousand and five executed before R.J.C. van Helden, civil-law notary in Amsterdam, in respect of which amendment the Minister of Justice has advised on the twelfth day of September two thousand and five under number B.V. 1333241 that no objections have become apparent;
- that the shareholders' meeting of the company has decided to convert the private company with limited liability into a company with limited liability (*naamloze vennootschap*) and in connection therewith to amend the articles of association integrally;
- furthermore, it was decided to authorise the appearing person, to enable him to effect the conversion and the amendment to the articles of association;
- ./. that such resolutions are evidenced by a written shareholders' resolution to be attached to this deed.

Subsequently, the appearing person declared to convert the company into a company with limited liability (*naamloze vennootschap*) and to amend the articles of association of the company integrally, in pursuance of the referred resolutions, so they read as follows:

Name and Official Seat

Article 1.

1. The name of the Company is:
   Wavin N.V.
2. It has its official seat in Zwolle and may have branch offices elsewhere.

Objects

Article 2.

1. The objects for which the Company is established are:
   a. to finance companies other enterprises, to borrow, to lend and to raise funds, to participate in all types of financial transactions, including the issue of bonds, promissory notes or other securities or evidences of indebtedness, to invest in securities in the widest sense of the word, to grant guarantees, to bind the company and to grant security over its assets for the obligations of companies and other enterprises with which it forms a group and of third parties;
   b. to incorporate and to participate in any way whatsoever in, to manage, to supervise and to co-operate with companies and other enterprises, to acquire, to keep, to alienate or in any other manner to manage all sorts of participations and interests in other companies and other enterprises, to enter into joint ventures with other companies and enterprises;
   c. to acquire, to manage, to operate, to encumber and to alienate personal and real property and any right to or interest in personal and real property;
   d. to obtain, to exploit and to alienate patents and other intellectual property rights, to acquire and to grant licenses, sublicenses and similar rights of whatever name and description and if necessary, to protect rights derived from patents and other intellectual property rights, licences, sublicenses and similar rights against infringement by third parties.
   e. to engage in any way whatsoever in trading activities of any nature.
2. The objects specified in the preceding paragraph shall be construed in the widest sense so as to include any activity or purpose which is related, incidental, or conducive thereto including, as the case may be, the granting of loans as referred to in paragraph 7 of Article 3.
3. In pursuing its objects, the Company shall also take into account the interests of the group of companies and enterprises with which it is affiliated.

Capital and Shares

Article 3.

1. The authorised capital of the Company is three hundred million euro (EUR 300,000,000.-) , divided into:
   - four hundred thousand (400,000) Ordinary Shares having a nominal value of one hundred euro (EUR 100.-) each;
   - six hundred thousand (600,000) Preference Shares A, which are convertible into ordinary shares, having a nominal value of one hundred euro (EUR 100.-) each;
   - two million (2,000,000) Preference Shares B, which are convertible into ordinary shares, having a nominal value of one hundred euro (EUR 100.-) each;

   (the A Preference Shares and the B Preference Shares together the '**Preference Shares**')

   The shares shall be indivisible, shall be registered shares, and shall be numbered consecutively from one upwards. No share certificates shall be issued.
2. Where in these Articles of Association "shares" and "Shareholders" are mentioned, these shall be understood to mean all shares of all classes and holders of all classes of shares respectively, unless explicitly stated otherwise.
3. Shares not yet issued shall be issued at such price, upon such conditions and at such times as the General Meeting of Shareholders, or another body which the General Meeting of Shareholders designated thereto for a maximum period of five years, shall determine, provided that the shares shall not be issued at a price below nominal value. On such designation the number and class of shares which may be issued must be specified. Unless such designation provides otherwise, it may not be withdrawn.
4. In the event of new shares being issued, each existing holder of such shares shall have a first preferential right to subscribe for them in proportion to his existing holding of such shares; in the event not all new shares are subscribed for, each existing holder of any other class of shares shall have a second preferential right to subscribe for them in proportion to his existing holding of shares. Shareholders have no preferential right in respect of shares that are issued to employees of the Company or employees of an affiliated company (*groepsmaatschappij*), or to a person who exercises a previously acquired right to acquire shares. Such preferential rights may be limited or excluded by a resolution of the General Meeting of Shareholders or by such other body of the Company to which the General Meeting of Shareholders has transferred its power in relation thereto under paragraph 3 of this Article 3, provided that such limitation or exclusion shall in

each case apply to only one particular issue of shares.

5. A resolution of the General Meeting of Shareholders pursuant to paragraph 3 or 4 above to (i) delegate to another body the authority to issue shares or to limit or exclude preferential rights or (ii) limit or exclude preferential rights, may only be adopted unanimously in a Meeting where the entire issued share capital is represented.
6. The provisions of paragraphs 3 and 4 of this Article 3 shall apply *mutatis mutandis* to the granting of rights to subscribe for shares.
7. The Company shall not, save to the extent permitted by statute, grant security, give price guarantees or in any other way commit itself or declare itself to be jointly or severally or otherwise liable with or for others, with a view to enabling third parties to subscribe for or acquire shares in its capital or depositary receipts for shares. The foregoing applies also in respect of shares or depositary receipts for shares in the capital of a Dutch company of which the Company is subsidiary. Loans for the purpose of acquiring shares in its capital or depositary receipts for shares may be granted by the Company up to the amount of its distributable reserves, provided that the Company shall maintain a non-distributable reserve equal to the amount outstanding on such loans.
8. If the aggregate of the issued and paid-up share capital of the Company (including calls made) and the reserves which it is required by statute or these Articles of Association to maintain is less than the most recently determined statutory minimum capital, the Company is required to maintain a reserve equivalent to the difference between those amounts.

Acquisition by the Company of its own shares

Article 4.

1. Any acquisition by the Company of shares in its own capital that are not fully paid-up shall be null and void.
2. The Company may acquire fully paid-up shares in its own capital, provided such acquisition is for no consideration or if:
   a. its shareholders' equity, reduced by the acquisition price, is not less than the paid up share capital (including calls made) together with the amount of such reserves as it is required by statute or by these Articles of Association to maintain;
   b. the nominal value of the shares to be acquired in its capital, which the Company itself holds or holds in pledge, or which are held by a subsidiary is not more than one-tenth of the issued capital; and;

c. the acquisition is authorised by the General Meeting of Shareholders. The authorization shall be valid for a maximum of eighteen months. The General Meeting of Shareholders shall determine in the authorization how many shares and which class of shares may be acquired, how they may be acquired and between what limits the price must lie. The authorisation referred to in this paragraph is not required to the extent the Company acquires its own shares quoted in the listing of any stock exchange in order to transfer them to employees of the Company or of a group company pursuant to a scheme applicable to such employees.

3. The validity of an acquisition by the Company of shares in its own capital shall, with a view to the requirement set out in paragraph 2(a) above, be decided on the basis of the shareholders' equity in the Company as shown in its most recently adopted balance sheet, less the aggregate of the acquisition price of shares in the capital of the Company and distributions of profits or reserves to third parties which became due by the Company and its subsidiaries after the balance sheet date. In the event that more than six months of a financial year have passed without the annual accounts having been adopted for the previous financial year, the Company shall not be allowed to acquire its own shares in accordance with this Article.
4. No dividends shall be distributed on shares in the capital of the Company which are held by the Company itself or by its subsidiaries, and such shares shall not be taken into account in determining the allocation of profits.
5. The preceding two paragraphs of this Article shall not apply in respect of shares which the Company shall acquire by universal succession of title.
6. The term shares, where used in this Article, shall be deemed to include depositary receipts for shares.
7. Subject to the provisions set out in paragraphs 3, 4 and 5 of Article 3, the General Meeting of Shareholders may resolve to alienate shares held by the Company in its own share capital or depositary receipts for such shares.

Share premium, capital reduction and conversion of shares

Article 5.

1. In the event that share premium is paid on one or more classes of shares, a separate premium reserve shall be maintained for the relevant class(es) of shares in the books of the Company, stating the premium paid on each class of shares concerned. Payments from these reserves may be made only on a resolution of the General Meeting of Share-

holders with the approval of the meeting of the holders of the relevant class of shares.

2. By a resolution adopted unanimously at a meeting where the entire issued share capital
3. of the Company is present or represented, the General Meeting of Shareholders may join one or more premium reserves maintained in accordance with paragraph 1 of this Article 5.
4. The General Meeting of Shareholders may resolve to reduce the share capital of the Company by means of withdrawing shares or by reducing the nominal value of shares by way of an amendment of these articles of association. Such resolution may refer to shares of each class, separately or jointly with shares of another class, provided the meeting of holders of the relevant class of shares grants its approval thereto by a resolution adopted unanimously at a meeting where all holders of the class of shares concerned are represented. Provided that the meeting of the holders of the class of shares concerned grants its approval thereto by a resolution adopted unanimously at a meeting where all holders of the shares concerned are represented, the General Meeting of Shareholders may furthermore determine that a resolution to withdraw shares with repayment shall only refer to a certain percentage of the shares of one or more classes; in that case the Board of Management shall draw lots to determine the numbers of shares that shall actually be withdrawn.
5. Shares of a certain class may be converted into shares of another class, provided that Ordinary Shares may not be converted into Preference Shares. A conversion permitted by this Article shall be effected by a resolution of the Board of Management and on such terms as the Board of Management shall therein determine. A resolution of the Board of Management to convert shares requires the approval of the meeting of holders of the relevant classes of shares as well as the General Meeting of Shareholders.

Register of Shareholders

Article 6.

1. The Board of Management shall keep a register in which the name and address of each shareholder shall be recorded, together with the amount paid U on each share.
2. The register shall also record the names and addresses of persons notified to the company to have a right of pledge or a right of usufruct on those shares, indicating whether the voting rights attaching to the shares or the statutory rights of the holders of depositary receipts for shares are vested in such persons.
3. Each shareholder, pledgee, usufructuary and holder of registered depositary receipts for

shares issued with the co-operation of the Company shall be required to ensure that his address is known to the Company.

4. Each and any release from liability granted in respect of calls not yet paid shall be recorded in the share register, as will the date of delivery in the event of delivery of shares which are not fully paid up.
5. The Board of Management shall ensure that the register is kept up to date at all times. All entries shall be signed by a member of the Board of Management or by a person authorised in relation thereto by the Board of Management.
6. At the request of a shareholder, a pledgee, a usufructuary, or a holder of registered depositary receipts for shares issued with the co-operation of the Company, the Board of Management shall supply free of charge extracts from the share register relating to the shares to which the applicant has rights. If the shares are the subject of a right of usufruct or pledge the extract shall state who has the rights set out in paragraphs 8, 9 and 10 of this Article 6.
7. The register shall be made available by the Board of Management at the head office of the Company for inspection by the shareholders, by pledgees and usufructuaries who have been granted the rights set out in paragraphs 8, 9 and 10 of this Article 6 and by holders of registered depositary receipts for shares issued with the co-operation of the Company. All information contained in the register in respect of partly-paid shares shall be available for inspection by the general public and an extract of this information shall be supplied upon request at no more than cost price.
8. Shares may be the subject of usufruct. If the terms of the usufruct provide that the voting rights attaching to the shares shall vest in the usufructuary he may exercise those rights only if both that provision and - in case of assignment of the usufruct - the assignment of the voting rights attaching to the shares subject to the usufruct have been approved by the General Meeting of Shareholders.
9. A shareholder who has no voting rights and a usufructuary who does have voting rights, shall have all such rights as statute grants to the holders of depositary receipts for shares issued with the co-operation of the Company. A usufructuary who has no voting rights shall also have the said rights unless provided otherwise under the terms of the usufruct, or on the assignment of it.
10. Shares may be the subject of a pledge. The provisions of paragraphs 8 and 9 of this Article 6 shall be of corresponding application in respect of pledges.

11. Wherever these Articles of Association shall hereafter mention "holders of depositary receipts", this shall mean the holders of registered depositary receipts issued for shares with the co-operation of the Company as well as pledgees and usufructuaries who possess the rights specified in paragraph 9 of this Article 6.

Multiple Beneficiaries

Article 7.

If a share, or a registered depositary receipt of a share issued with the co-operation of the Company, or a right under a pledge or usufruct is owned by more than one person, such joint owners may only be represented towards the Company by one person appointed by them for that purpose. Notice of such appointment shall be given forthwith to the Board of Management in writing.

Issue and Transfer of Shares

Article 8.

1. The issue and transfer of shares requires a written instrument, taking into account the provisions of law.
2. The provision of paragraph 1 of this Article 8 applies correspondingly to a grant of a right of pledge in respect of shares other than a pledge referred to in Section 3:259 of The Netherlands' Civil Code, to the grant of a right of usufruct in respect of shares and to the apportionment of shares on the division of any jointly held property.

Approval Procedure

Article 9.

1. Each and any transfer of shares shall require the prior approval of the General Meeting of Shareholders.
2. A request for such approval shall be made to the Company by the transferor stating the number of shares involved, the price and other conditions of transfer, the name of the person to whom the transferor wishes to transfer those shares and whether or not the transferor will agree to a transfer of shares to the Company. The company shall notify the other shareholders forthwith after receipt of the aforementioned request.
3. A decision on the request must be taken within two months of receipt thereof. If no decision is announced to the transferor within this term approval shall be deemed to have been granted.
4. A rejection of the request shall nevertheless be deemed to be an approval if the General Meeting of Shareholders does not at the same time as communicating its rejection to the

transferor give the transferor the names of one or more persons - whether existing shareholders, third parties or the Company itself - who are prepared to purchase the shares to which the request relates for payment in cash.

5. If the transferor and the prospective purchasers accepted by him do not reach agreement on the purchase price, the purchase price shall be determined by an expert to be appointed by mutual agreement of the transferor and the prospective purchasers. Should no appointment be agreed within three months from receipt of the request for approval referred to in paragraph 2 of this Article 9, the expert, at the request of either party, shall be appointed by the Chairman of the Board of The Royal Dutch Institute of Chartered Accountants or his deputy.
6. The expert referred to in the preceding paragraph shall be authorised to inspect all accounts and records of the Company and to obtain all such information as may be useful in determining his valuation of the shares.
7. The instructions to the expert shall in any case state that the determination of the purchase price and the valuation report relating thereto must be made known to the Company within three months of his appointment.
8. If the shareholders or the transferor and the prospective purchasers have agreed to the methods and principles of determination of the purchase price, each of them shall be entitled to submit the written proof of such agreement to the expert who shall then be bound by such methods or principles in his determination of the purchase price.
9. The Company shall inform the transferor and each prospective purchaser of the purchase price determined by the expert and of the contents of the valuation report relating thereto within fourteen days of receipt thereof.
10. The transferor shall have the right to withdraw, provided he shall do so within one month after he has been informed of the price at which he may sell the shares to which the request related. If the transferor does not exercise this right within that time, the shares shall be transferred by the transferor against simultaneous payment of the purchase price within one month of the end of that time. If the transferor is obliged to transfer shares and fails to co-operate in the transfer, the Company shall have the power to effect the transfer, provided that such transfer shall include all the shares concerned.
11. If the request for approval is granted or deemed to be granted, then the Company will notify the same to all shareholders and the transfer may take place within three months of receipt of the communication granting approval or the communication deemed to be

an approval in accordance with paragraph 4 of this Article 9, or from the expiry of the term referred to in paragraph 3 of this Article 9, as the case may be, against the price stated in the request referred to in paragraph 2 of this Article 9 above, or if that price is higher, the price determined by the expert.

12. The cost of appointment and the fee of the expert referred to in paragraph 5 of this Article 9 shall be paid:
    a. by the transferor if he withdraws;
    b. half by the transferor and half by the purchaser(s) who did not, prior to the appointment of the expert, reach agreement with the transferor as to the price to be paid for the shares, if the shares are sold to prospective purchasers named by the General Meeting of Shareholders, unless the expert decides otherwise. If, pursuant to this paragraph, more than one purchaser shares in the costs, the aggregate amount owed by them shall be divided among them pro rata to the number of shares purchased.
13. All requests, communications and notices referred to in this Article 9 shall be sent by registered letter or delivered against receipt.
14. Shares can be transferred without the above procedure being complied with, if the transfer takes place within three months after all shareholders have stated in writing that they approve of such transfer.

Compulsory Offer

Article 10.

1. A shareholder (the "Offeror") must offer his shares for sale in accordance with the following paragraphs if:
    a. such shareholder applies for a moratorium (*surséance van betaling*) or makes a request to be declared bankrupt (*failliet*) or is declared bankrupt pursuant to the request of a third party;
    b. such shareholder is a legal entity which is being dissolved, liquidated or wound up;
    c. such shareholder is involved in a statutory merger (*Juridische fusie*) or division (*splitsing*) as disappearing entity; or
    d. trusteeship (*bewind*) is imposed in respect of one or more of the shares held by the shareholder.
2. The Offeror must notify the Company of its offer (the "Offer Notice") within one month after the obligation referred to in paragraph 1 of this Article 10 has arisen.

3. The Offer Notice shall constitute an offer to the fellow shareholders to purchase their pro rata share of the offered shares at a price which - unless the Offeror and the shareholders agree otherwise - shall be determined by an independent expert appointed in accordance with the relevant provisions of Article 9, provided that:
   a. the Offeror:
      (i) is not entitled to withdraw its offer in accordance with paragraph 10 of Article 9; and
      (ii) may retain its shares if the offer is not or not fully taken up or if the General Meeting of Shareholders has authorised the same;
   b. the expert shall be paid:
      (i) half by the Offeror and half by the purchaser(s). If, pursuant to this paragraph, more than one purchaser shares in the costs, the aggregate amount payable by such purchasers shall be divided among them pro rata to the number of shares purchased by them; or
      (ii) by the Company if the offer is not or not fully taken up.
4. The shareholders shall notify the Company and the Offeror of their intent to purchase the shares offered within thirty (30) days after they have been informed of the price as determined by the expert or agreement is reached between the Offeror and the shareholders in respect of the purchase price; this notification shall contain the maximum number of shares they wish to purchase.
5. In the event that any of the fellow shareholders does not timely respond to the Offer Notice such shareholder shall be deemed to have notified the Company and the Offeror that it elects not to purchase any of the offered shares. If this is the case or if any of the fellow shareholders notifies the Company and the Offeror that it elects not to purchase its pro rata share of the offered shares, the remaining shares shall be pro rata allotted to the shareholders that did elect to purchase shares in proportion to the existing shareholdings of the shareholders who have elected to purchase shares and up to the maximum number of shares they wish to purchase, provided that, if and to the extent that a candidate shall be allotted more shares than the maximum amount indicated pursuant to paragraph 4 of this Article 10, such shares shall be allotted to the other candidates who have elected to purchase shares in accordance with the said pro rata allocation until all shares have been allocated.
6. In the event that the Offeror fails to notify the Company of its obligation to offer shares

for sale in accordance with paragraph 2 of this Article 10, the Offeror's voting - rights, right to attend general meetings of shareholders and right to receive any distributions shall be suspended until the Offeror complies with its obligations. The Company shall by registered mail inform the Offeror about its obligations and the suspension of its rights. If the Offeror still fails to make the offer within ten (10) days of being so informed, the Company shall be irrevocably authorised to offer the shares for sale to the other shareholders on behalf of the Offeror and paragraphs 3, 4 and 5 of this Article 10 shall apply mutatis mutandis to such offer. If full use is made of the offer, the Company shall be irrevocably authorised to transfer the ownership of the shares to the purchaser(s), against simultaneous payment of the purchase price by the purchaser(s). The Company shall pay out to the Offeror the proceeds, after deduction of all costs relating thereto.

Management

Article 11.

1. The Company shall be managed by a Board of Management (*Directie*) consisting of one or more members, who shall be appointed by the General Meeting of Shareholders and may be suspended or removed from office by the General Meeting of Shareholders at any time. If the Board of Management consists of more than one member, one of such members shall be appointed Chief Executive Officer (*president-directeur*) by the General Meeting of Shareholders.
2. A legal entity may be a member of the Board of Management.
3. The remuneration of the members of the Board of Management, any rights to bonuses and the further terms of appointment shall be determined by the General Meeting of Shareholders for each member of the Board of Management individually, or, alternatively, by a remuneration committee established by resolution of the General Meeting of Shareholders.
4. The Board of Management of the Company shall be supervised by the Board of Supervisory Directors.

Decision-making of the Board of Management

Article 12.

1. If the Board of Management consists of more than one member, this Article 12 shall apply to the manner in which it makes decisions.
2. Resolutions of the Board of Management are adopted by simple majority of the votes

validly cast. In the event of a tie of votes, the Chief Executive Officer shall have a casting vote.

3. Meetings of the Board of Management can be convened by any of its members giving reasonable notice to all other members of the Board. Resolutions can be validly adopted at a meeting so convened, provided at least two members of the Board of Management are present.
4. The Chief Executive Officer shall be the chairman of meetings of the Board of Management. If he is absent at a particular meeting, the members of the Board of management that are present shall appoint a chairman from their midst.
5. A member of the Board of Management can be represented at the meeting by one of his fellow members pursuant to a written power of attorney. Such power of attorney may be in respect of only one specifically designated meeting as stated therein.
6. Resolutions can be adopted by the Board of Management outside a formal meeting, provided that its members have been consulted in writing, that they have expressed in writing their opinion on the intended resolution and that a simple majority of them is in favour of the particular resolution.
7. For the application of the provisions of this Article, references to "written" and "in writing" shall mean by letter, cable, telex, e-mail or facsimile.

Powers and Duties of the Board of Management

Article 13.

1. The Board of Management shall be responsible for the management of the Company. The General Meeting of Shareholders and the Board of Supervisory Directors may give instructions to the Board of Management regarding the general directions of the financial, social, economic and personnel policies to be pursued. The Board of Management shall act in accordance with such instructions.
2. The Board of Management represents the Company. If the Board of Management consists of more than one Managing Director, any two Managing Directors acting jointly shall also be authorised to represent the Company. The Board of Management may grant power of attorney to any one Managing Director individually empowering him to represent the Company within the limits set by such power of attomey. The above shall apply equally in the event of a conflict of interest, provided that in any transaction with or legal procedure against a Managing Director in person or with or against any legal entity in which a Managing Director has, in person, effective control, the Company shall

be represented by the Board of Management with the prior written approval of the Board of Supervisory Directors, without prejudice to the power of the General Meeting of Shareholders to appoint one or more persons to represent the Company.

3. The Supervisory Board is entitled to designate certain decisions for which the Board of Management shall require the prior approval of the General Meeting of Shareholders and the Supervisory Board, respectively. The relevant decisions shall be described in detail in the resolution adopted by the Supervisory Board and the Board of Management shall be informed of the adoption of such resolution forthwith.
4. All resolutions of the Board of Management relating to acts of subsidiaries of the Company which would require approval of the General Meeting of Shareholders and the Supervisory Board, respectively, pursuant to a resolution of the Supervisory Board as described in paragraph 3 of this Article 13 had they been enacted by the Company, require such approval.
5. In the event that all members are, or the only member of the Board of Management is absent or unable to act, the management of the Company shall be temporarily entrusted to the Board of Supervisory Directors, without prejudice to the authority of such Board to delegate the management of the Company to one or more persons (whether members of such Board or not).

Board of Supervisory Directors

Article 14.

1. The Board of Supervisory Directors shall consist of up to five members.
2. The following shall apply to the appointment of the members of the Board of Supervisory Directors:
   a. one member shall be appointed by the General Meeting of Shareholders on the nomination of Stichting Management Wavin;
   b. three members shall be appointed by the General Meeting of Shareholders on the binding nomination of Wavin Luxembourg S.A;
   c. one member shall be appointed by the General Meeting of Shareholders and who shall serve as the Chairman of the Board of Supervisory Directors;
   d. the entity which is entitled to make a binding nomination pursuant to the provisions set Out in this paragraph 2, shall notify the General Meeting of Shareholders and the Board of Supervisory Directors thereof in writing within thirty days after such body has been requested in writing to do so by the Board of Supervisory Directors;

3. Any member of the Board of Supervisory Directors may be suspended or removed from the office at any time by the General Meeting of Shareholders, provided that the General Meeting of Shareholders shall not suspend or remove from office any of the members of the Board of Supervisory Directors appointed in accordance with the provisions set out in paragraph 2 without consulting the person who made the nomination to appoint such member.
4. In addition to reimbursement for out of pocket expenses the members of the Board of Supervisory Directors may receive for their services a remuneration, the amount of which shall be determined by the General Meeting of Shareholders.

Powers and Duties

Article 15.

1. The Board of Supervisory Directors shall supervise the policy of the Board of Management and the general course of business of the Company and the enterprise connected therewith. It shall assist the Board of Management with advice. In the discharge of its duties of the Board of Supervisory Directors shall be guided by the best interests of the Company and the enterprise connected therewith.
2. The members of the Board of Supervisory Directors shall both jointly and severally have the right to check all records and accounts of the Company and to gain access to all buildings and sites used by the Company.
3. The Board of Supervisory Directors may for the purpose of discharging its duties call in the assistance of experts at the Company's expense, whenever it considers that the affairs of the Company and the enterprise connected therewith require such assistance.
4. Experts so appointed by the Board of Supervisory Directors may be dismissed by the Board of Supervisory Directors at any time.

Decision making of the Board of Supervisory Directors

Article 16.

1. If the Board of Supervisory Directors consists of more than one member, this article shall apply to the decision-making of this Board.
2. Resolutions of the Board of Supervisory Directors are adopted by simple majority of the validly cast votes. In the event that one or more members are absent or unable to act, the remaining member(s) are authorised to take valid decisions.
3. Meetings of the Board of Supervisory Directors can be convened by any of its members giving written notice to all other members of the Board at least seven days before the

date of the meeting. Resolutions can be adopted at a meeting so convened regardless of the number of members present, provided that (i) at least one of the members appointed pursuant to the binding nomination referred to in Article 14.2(b) and (ii) either the Chairman or the member appointed pursuant to Article 14.2(a) are present.

4. A member of the Board of Supervisory Directors can be represented at the meeting by a private individual (whether or not a member of such Board) pursuant to written power of attorney, provided that the appointment of an attorney who is not a member of the Board of Supervisory Directors requires the approval of the Board of Supervisory Directors. Such power of attorney may only concern the one specifically designated meeting stated therein.
5. Meetings of the Board of Supervisory Directors are presided over by the Chairman who shall be appointed in terms of paragraph 2(c) of Article 14. The proceedings at such meetings shall be reflected in minutes prepared by a Secretary, who shall be appointed by the Board for each meeting or for a fixed term or indefinite period from its members or otherwise. Such minutes shall he signed by the Chairman and the Secretary.
6. In the absence at a meeting of the Chairman or Secretary appointed for a longer period of time, the meeting shall provide for substitution.
7. If so invited, members of the Board of Management shall be required to attend meetings of the Board of Supervisory Directors.
8. Resolutions can be adopted by the Board of Supervisory Directors outside a formal meeting, provided that its members have been consulted, that they have expressed their opinion on the intended resolution in writing and that a simple majority of them is in favour of the particular resolution.
9. For the application of the provisions of this Article, references to "written" and "in writing" shall mean by letter, cable, telex, email or facsimile.

General Meeting of Shareholders

Article 17.

All powers not entrusted to the Board of Management or to others shall vest in the General Meeting of Shareholders within the limits defined by statute and these Articles of Association.

Annual Meetings

Article 18.

1. The Annual General Meeting of Shareholders shall be held not later than six months af-

ter the end of each financial year.

2. In addition to the meeting referred to in paragraph 1 of this Article 18, Extraordinary General Meetings of Shareholders may be held.

Place and Convocation

Article 19.

1. General Meetings of Shareholders may be held in The Netherlands in the municipality where the Company has its official seat, as well as in the municipalities of Amsterdam, Rotterdam, Utrecht, The Hague and Haarlemmermeer. Resolutions can only be validly adopted in a General Meeting of Shareholders held elsewhere if the entire issued capital is represented.
2. General Meetings of Shareholders shall be convened by means of notices sent not later than fifteen days before the meeting by a Managing Director or a Supervisory Director to the shareholders at the addresses specified in the register referred to in Article 6. The convening notices shall state the business to be discussed, entirely without prejudice to the provisions of Article 28 concerning proposals to amend these Articles of Association or to wind up the Company.
3. At meetings of shareholders which have been convened without due observance of the formalities mentioned in paragraph 2 of this Article 19, no resolution may be validly adopted unless it is adopted unanimously and the entire issued capital is represented at the meeting.

Chairman, Secretary and Minutes

Article 20.

1. General Meetings of Shareholders shall be chaired by the person appointed for that purpose by the Meeting itself. The Chairman shall then appoint a Secretary for that meeting, which person need not be a shareholder.
2. The Chairman or the Board of Management may instruct a civil law notary to draw up an official record of the Meeting at the expense of the Company.
3. Unless an official record of the Meeting is drawn up by a civil law notary, minutes shall be drawn up at the Meeting. The Minutes shall be adopted and signed by the Chairman and the Secretary of the appropriate Meeting in witness thereof, or shall be adopted by the next General Meeting of Shareholders and in witness thereof signed by the Chairman and Secretary of that meeting.
4. The Board of Management keeps a written record of all resolutions. Such records will

be held available for inspection by the shareholders and holder of depositary receipts for shares at the office of the company. Copies or extracts of such records will be provided to the shareholders or holders of depositary receipts free of charge or at cost price.

Voting Rights

Article 21.

1. Subject to paragraph 2 of this Article, each shareholder has the number of votes equal to the number that the nominal value of one share with the lowest nominal value is included in the aggregate nominal value of his shares. Shareholders can be represented at Meetings by a proxy appointed by an instrument in writing.
2. In determining what proportion of shareholders exercise their votes, are present or represented, or what proportion of the share capital is provided or represented, the shares in respect of which no voting rights can be exercised pursuant to statute shall not be taken into account.

Voting Procedure

Article 22.

1. Unless the law or these Articles of Association provide for a larger majority, all resolutions of the General Meeting of Shareholders shall be adopted by a simple majority of the votes validly east. Blank and invalid votes shall not be counted.
2. If these Articles of Association require a certain quorum of the issued share capital to be represented at a General Meeting of Shareholders in order to validly adopt resolutions, and such quorum was not represented at a Meeting, a second meeting as referred to in Section 2:120 paragraph 3 of the Dutch Civil Code shall not be held.
3. If the required majority is not obtained after two polls, the proposed resolution is rejected, unless it concerns the election of persons, in which case a further vote shall be taken between the two persons who obtained the largest number of votes at the second poll. If the votes remain equal at such further vote, a drawing of lots shall decide which of the two persons who equally obtained the largest number of votes shall be elected.
4. Voting shall take place orally, provided that if the proposed resolution concerns the election of persons, and it is so requested by a person entitled to vote, voting shall be by a secret ballot. Voting in any other manner, for example by acclamation, shall be permissible unless a person entitled to vote objects thereto.

Resolutions adopted outside a Meeting

Article 23.

Provided there are no holders of depositary receipts, any resolution which the shareholders would have been able to adopt in a General Meeting of Shareholders, may be adopted without such a meeting taking place provided that all shareholders entitled to vote have voted in writing (including by letter, cable, telex, e-mail or facsimile) in favour of such resolution.

Meetings of holders of a specific class of shares

Article 24.

Articles 19 through 23 inclusive shall be applicable to meetings of holders of a specific class of shares, provided that these meetings shall be chaired by a person appointed for that purpose by the meeting itself.

Financial Year and Annual Accounts

Article 25.

1. The financial year of the Company shall be the calendar year.
2. Within five months after the end of the financial year, save where this period is extended by a maximum of six months by the General Meeting of Shareholders on account of special circumstances, the Board of Management shall draw up the annual accounts, consisting of a balance sheet and a profit and loss account with explanatory notes thereon, which shall be available at the office of the Company for inspection by the shareholders. The Board of Management shall also draw up the annual reports within this term, unless Section 2:403 of The Netherlands' Civil Code applies to the Company.
3. The annual accounts shall be signed by all members of the Board of Management and by all members of the Board of Supervisory Directors and shall be submitted to the General Meeting of Shareholders for adoption. If the signature of one or more of the members of the Board of Management or the Board of Supervisory Directors is missing, this fact and the reason for such absence shall be stated.
4. The General Meeting of Shareholders or, if it fails to do so, the Board of Supervisory Directors or, if it fails to do so, the Board of Management, is authorised and, if provided by statute, obliged to appoint a registered accountant or an accountant referred to in paragraph 1 of Section 2:393 of The Netherlands' Civil Code (both to be referred to as "accountant") to audit the annual accounts prepared by the Board of Management in accordance with the provisions of paragraph 3 of the said Section 2:393.The accountant renders a report on his audit to the Board of Management and to the Board of Supervisory Directors and reflects the outcome of the audit in a statement on the accuracy of the

annual accounts.

5. The of the accountant can at all times be withdrawn by the General Meeting of Shareholders and by the grantor of the appointment; if the Board of Management has granted the appointment, it can also be withdrawn by the Board of Supervisory Directors.

Inspection of Annual Accounts

Article 26.

1. From the day on which notice is given of the General Meeting of Shareholders in which the annual accounts are to be dealt with until the end of that Meeting, the annual accounts, the annual report and any other information required under Section 2:3 92 of The Netherlands' Civil Code shall be available for inspection by the shareholders and the holders of depositary receipts at the Company's offices.
2. Free copies of the documents referred to in this Article shall be made available by the Company to the shareholders and holders of depositary receipts.

Distribution of Profits

Article 27.

1. Without prejudice to the provisions of paragraphs 4 and 7 of this Article 27, each holder of Preference Shares shall be annually entitled to a preferred dividend of twelve percent (12%) of the sum of the total nominal value of the Preference Shares held by him and the premium paid thereon for the Preference Shares. This dividend shall be calculated on an annual basis. If Preference Shares have only been issued during the financial year concerned or if during the financial year a payment from the premium reserve will be made for the Preference Shares, the dividend shall be calculated on the shorter period or the lower amount of the reserve.
2. Insofar as the Company is not permitted to distribute the full preferred dividend referred to in paragraph 1 of this Article 27 pursuant to paragraph 7 of this Article 27, - the holders of Preference Shares shall be paid in the following way:
   a. firstly, insofar as any amount is available for distribution, the amount to which the holders of the Preference Shares B are entitled pursuant to paragraph 1 of this Article 27 shall be made available to them, or pro rata that much less as shall be available for distribution;
   b. if, thereafter, there is still! room to make further distributions, the amount to which the holders of the Preference Shares A are entitled pursuant to paragraph 1 of this Article 27 shall be made available to them pro rata, up to the amount to which they

are entitled; and

c. the deficit shall be made available to the holders of Preference Shares to the charge of the pro fits of the following year or years, before any other distribution of profit is made to shareholders, in such a way that the amounts to which they are entitled shall first be made available to the holders of Preference Shares B and then to the holders of Preference Shares A.

3. In the event that the full amount to which the holders of Preference Shares are entitled pursuant to paragraph 1. of this Article 27 is not distribute4 to them pursuant to paragraph 4 or 7 of this Article 27, the amount to which they are entitled that is not distributed shall be increased with interest in the same percentage as referred to in paragraph 1 of this Article from the day the amount was added to the dividend reserve maintained by the Company for the relevant class of Preference Shares pursuant to paragraph 4 of this Article 27 or should have been paid if the Company had not been prohibited to do so pursuant to paragraph 7 of this Article 27 until the day of actual payment thereof. Such increase shall be paid as dividend together with the amount to which the holders of Preference Shares were entitled but that was not distributed to them, as and when payment thereof takes place.

4. The meeting of holders of the relevant class of Preference Shares may resolve that the dividend to which they are entitled pursuant to paragraph 1 of this Article 27, shall be credited to a separate dividend reserve for that class of Preference Shares maintained by the Company. Distributions from this reserve may be made if the meeting of holders of the relevant class of Preference Shares so resolves.

5. From the balance of the profits after reservation or distribution pursuant to paragraphs 1 through 4 of this Article 27, the General Meeting of Shareholders shall determine the amounts which shall be annually reserved by the Company.

6. The amount remaining after the distributions and reservations made pursuant to paragraphs 1 to 5 inclusive of this Article 27 shall be available to the holders of Ordinary Shares.

7. The Company may only make distributions to its shareholders and to others entitled to receive part of its distributable profits, if and to the extent that the Company's shareholders' equity exceeds the aggregate of its paid up share capital (including calls made) and the amount of such reserves as it is required by statute or by these Articles of Association to maintain.

8. Subject to the approval of the General Meeting of Shareholders, the Board of Management may decide to pay an interim dividend and other distributions, provided always that paragraphs 1, 2, 3 and 7 of this Article 27 are complied with.
9. Dividends (including interim dividends and other distributions for the purposes of this and the next paragraph) shall be made payable at the Company's offices from the date the dividend is declared, unless the resolution concerned shall provide for a different date or place.
10. Dividends which have not been claimed within five years of becoming payable shall accrue to the benefit of the Company.

Amendment of Articles of Association and Winding-Up

Article 28.

1. If resolutions to amend these Articles of Association or to wind up the Company shall be proposed to the General Meeting of Shareholders, the intention to propose such resolution must be stated in the relevant notice convening the General Meeting of Shareholders. Subject to paragraph 2 of this Article, a resolution to amend these Articles of Association may be adopted by the General Meeting of Shareholders with a simple majority of the votes validly east, except for amendments to Articles 3.5, 5.2 or 5.3 which shall require a resolution adopted unanimously in a Meeting at which the entire issued capital is represented.
2. Any person who issues such a notice containing reference to an amendment of the Articles of Association must at the same time deposit a copy of the relevant motion, in which the proposed amendment is quoted verbatim, at the Company's offices and such motion shall be made available for inspection by each shareholder or holder of depositary receipts until the end of the Meeting. If this procedure is not followed, no resolution can be validly adopted on the motion, unless such resolution is adopted unanimously in a Meeting at which the entire issued capital is represented.
3. Between the day of deposit of the motion, referred to in the previous paragraph, and the day of the General Meeting of Shareholders, the shareholders and holders of depositary receipts shall be given an opportunity to obtain a copy of such motion from the Company free of charge.

Liquidation

Article 29.

1. In the event of the winding-up of the Company its liquidation shall be carried out by the

Board of Management, unless the General Meeting of Shareholders should, in the winding-up resolution or later, determine otherwise.

2. During the liquidation the provisions of these Articles of Association shall remain in force as far as possible.
3. The balance remaining after liquidation shall be applied towards payments to the shareholders in the following way:
   a. first to the holders of Preference Shares B shall be distributed the amount of:
      (i) the total nominal value of the Preference Shares B held by each of them;
      (ii) the premium paid on those Preference Shares B, if any, decreased by distributions, if any, made from the premium reserve maintained for the Preference Shares B, which have been made on those Preference Shares B;
      (iii) the original amount, if any, of dividend reserved in accordance with paragraph 4 of Article 27 for those Preference Shares B, increased by the amount calculated in accordance with paragraph 3 of Article 27 and decreased by distributions, if any, made from the dividend reserve maintained for the Preference Shares B, which have been made on those Preference Shares B;
      (iv) if, at the time of the dissolution, dividend payments are owed in respect of those Preference Shares B as a result of paragraph 7 of Article 27, the amount of such deficit increased by the amount calculated in accordance with paragraph 3 of said Article;
      (v) an amount equal to the preferred dividend due with respect to those Preference Shares B for the period since the end of the last financial year until the date of the liquidation;
   b. then to the holders of Preference Shares A shall be distributed the amount of:
      (i) the total nominal value of the Preference Shares A held by each of them;
      (ii) the premium paid on those Preference Shares A, if any, decreased by distributions, if any, made from the premium reserve maintained for the Preference Shares A, which have been made on those Preference Shares A;
      (iii) the original amount, if any, of dividend reserved in accordance with paragraph 4 of Article 27 for those Preference Shares A, increased by the amount calculated in accordance with paragraph 3 of Article 27 and decreased by distributions, if any, made from the dividend reserve maintained for the Preference Shares A, which have been made on those Preference Shares A;

(iv) if, at the time of the dissolution, dividend payments are owed in respect of those Preference Shares A as a result of paragraph 7 of Article 27, the amount of such deficit increased by the amount calculated in accordance with paragraph 3 of said Article;

(v) an amount equal to the preferred dividend due with respect to those Preference Shares A for the period since the end of the last financial year until the date of the liquidation;

c. finally the balance (if any) shall be distributed to the holders of Ordinary Shares pro rata to the sum of the nominal value of their shareholdings of those Ordinary Shares and the premium paid thereon (if any).

4. After completion of the liquidation, the accounts and records of the dissolved Company shall, during the period of time prescribed by statute, remain in the custody of the liquidator unless the General Meeting of Shareholders should, in the winding-up resolution or later, determine otherwise.

Final statements

Finally the appearing person declared:

- that the issued capital now amounts to eighty million eighteen thousand euro (EUR 80,018,000.-);
- that, pursuant to the stipulations in article 2:72 paragraph 1 sub b Dutch Civil Code, an expert as referred to in article 2:393 paragraph 1 Dutch Civil Code has rendered a statement to be attached to this deed, stating that the capital of the company on any day within five months prior to the conversion at least amounted to the paid-up part of the issued capital;
- that the Minister of Justice has, evidenced by the statement to be attached to this deed advised on the first day of September two thousand and six under number B.V. 1333241 that in respect of the current conversion and amendment to the articles of association no objections have become apparent.

This deed was executed today in Amsterdam.

The substance of this deed was stated and explained to the appearing person.

The appearing person declared not to require a full reading of the deed, to have taken note of the contents of this deed and to consent to it.

Subsequently, this deed was read out in a limited form, and immediately thereafter signed by the appearing person and myself, civil-law notary, at two hours fifty minutes post meridiem.

OMZETTING EN STATUTENWIJZIGING
WAVIN INVESTMENTS B.V.
(NIEUWE NAAM: WAVIN N.V.)

MC/6003911/386484.omz
26-09-2006
3 (397348v2)

Heden, zesentwintig september ---
tweeduizend zes, verscheen voor mij, ---
mr. Paul Hubertus Nicolaas Quist,notaris te Amsterdam: ---
mevrouw mr. Manon Anna Justina Cremers, per adres Stibbe, 1077 ZZ Amsterdam, Strawinskylaan 2001, geboren te Roermond op zeventien maart negentienhonderd vierenzeventig. ---
De comparant verklaarde: ---

- dat de statuten van de besloten vennootschap met beperkte aansprakelijkheid **Wavin Investments B.V.** met zetel te Zwolle, adres 8011 CW Zwolle, Stationsplein 3, ingeschreven in het handelsregister onder nummer 05078970 (de "**vennootschap**"), laatstelijk zijn gewijzigd bij akte verleden op dertien september tweeduizend vijf voor mr. R. van Helden, notaris te Amsterdam, ten aanzien van welke statutenwijziging de Minister van Justitie op twaalf september tweeduizend vijf onder nummer B.V. 1333241 heeft medegedeeld dat hem van geen bezwaar is gebleken; ---
- dat de algemene vergadering van de vennootschap heeft besloten de vennootschap om te zetten in een naamloze vennootschap en in verband daarmee de statuten van de vennootschap geheel te wijzigen; ---
- dat voorts werd besloten om onder meer de comparant te machtigen de betreffende omzetting en statutenwijziging tot stand te brengen; ---
- ./. dat van deze besluiten blijkt uit een aan deze akte te hechten exemplaar van de notulen van de betrokken vergadering. ---

Vervolgens verklaarde de comparant ter uitvoering van deze besluiten de vennootschap om te zetten in een naamloze vennootschap en de statuten van de vennootschap geheel te wijzigen als volgt: ---

Naam en zetel ---

Artikel 1. ---

1. De vennootschap draagt de naam: ---
   Wavin N.V. ---
2. Zij is gevestigd te Zwolle en kan daarnaast nevenvestigingen hebben. ---

Doel ---

Artikel 2. ---

1. De vennootschap heeft ten doel: ---
   a. het financieren van vennootschappen en andere ondernemingen, het lenen, uitlenen en bijeenbrengen van gelden, het deelnemen in alle soorten financiële transacties, daaronder begrepen het uitgeven van obligaties, schuldbekentenissen of andere effecten of waardepapieren, het beleggen in effecten in de ruimste zin des woords, het verstrekken van garanties, het verbinden van de vennootschap en het bezwaren van activa van de vennootschap ten behoeve van vennootschappen en andere ondernemingen waarmee de vennootschap in de groep is verbonden en ten behoeve van derden; ---
   b. het oprichten van, het op enigerlei wijze deelnemen in, besturen van, beheren van, toezicht houden op en samenwerken met vennootschappen en andere ondernemingen, het verkrijgen, behouden, vervreemden of op enigerlei andere wijze beheren van alle soorten van deelnemingen en belangen in andere vennootschappen en ondernemingen, alsmede het aangaan van joint ventures met andere vennootschappen en ondernemingen; ---
   c. het verkrijgen, beheren, exploiteren, bezwaren en vervreemden van roerende zaken, onroerende zaken en vermogensrechten, alsmede rechten op of belangen in roerende zaken, onroerende zaken en vermogensrechten; ---
   d. het verkrijgen, exploiteren en vervreemden van octrooien en andere rechten van intellectuele eigendom, het verkrijgen en verlenen van licenties, sub-licenties en soortgelijke rechten hoe ook genaamd of omschreven, en zo nodig het beschermen van de rechten ontleend aan octrooien en aan andere rechten van intellectuele eigendom, licenties, sub-licenties en soortgelijke rechten tegen inbreuk door derden; en ---
   e. het op enigerlei wijze ondernemen van handelsactiviteiten van welke aard dan ook.
2. Het in het vorige lid omschreven doel omvat mede al hetgeen in de ruimste zin daartoe behoort, daarmee verband houdt of daartoe bevorderlijk kan zijn, daaronder begrepen in voorkomende gevallen het verstrekken van leningen als bedoeld in lid 7 van artikel 3. --

3. Bij het nastreven van haar doel neemt de vennootschap tevens de belangen in acht van de vennootschappen en ondernemingen waarmee zij in een groep verbonden is. --------

Kapitaal en aandelen ---

Artikel 3. ---

1. Het maatschappelijk kapitaal van de vennootschap bedraagt driehonderd miljoen euro (EUR 300.000.000,--), verdeeld in: ---
   - vierhonderdduizend (400.000) gewone aandelen, elk met een nominale waarde van éénhonderd euro (EUR 100,--); ---
   - zeshonderdduizend (600.00) preferente aandelen A, converteerbaar in gewone aandelen, elk met een nominale waarde van éénhonderd euro (EUR 100,--); ------------
   - twee miljoen (2.000.000) preferente aandelen B, converteerbaar in gewone aandelen, elk met een nominale waarde van éénhonderd euro (EUR 100,--); ------------

   (de preferente aandelen A en de preferente aandelen B tezamen hier te noemen de "preferente aandelen"). ---

   De aandelen zijn onsplitsbaar, luiden op naam en zijn per klasse doorlopend genummerd van 1 af; aandelenbewijzen worden uitgereikt. ---
2. Waar in deze statuten wordt gesproken van "aandelen" en "aandeelhouders" worden daaronder, tenzij het tegendeel uitdrukkelijk is aangegeven, respectievelijk verstaan alle aandelen van alle klassen en houders van alle klassen aandelen. ------------------------
3. Nog niet geplaatste aandelen zullen worden uitgegeven tegen de koers en op zodanig voorwaarden en tijdstippen als de algemene vergadering van aandeelhouders, of een ander orgaan dat de algemene vergadering van aandeelhouders daartoe heeft aangewezen voor een periode van maximaal vijf jaren. ---

   Bij de aanwijzing moet zijn bepaald hoeveel en welke soort aandelen mogen worden uitgegeven. ---

   Tenzij bij de aanwijzing anders is bepaald kan zij niet worden ingetrokken. ------------
4. Bij uitgifte van aandelen heeft iedere houder van de klasse aandelen die wordt uitgegeven een voorkeursrecht naar evenredigheid van het aantal op dat moment door hem gehouden aandelen van deze klasse; indien en voor zover niet op alle uit te geven aandelen wordt ingeschreven door de betreffende aandeelhouder(s), heeft iedere andere aandeelhouder het recht in te schrijven op de uit te geven aandelen naar evenredigheid van het aantal op dat moment door hem gehouden aandelen. ---

   Aandeelhouders hebben geen voorkeursrecht op aandelen die worden uitgegeven aan

werknemers van de vennootschap of van een groepsmaatschappij of aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent. ---------------

Het voorkeursrecht kan, telkens voor een enkele uitgifte, worden beperkt of uitgesloten bij besluit van de algemene vergadering van aandeelhouders, dan wel van het orgaan waaraan de algemene vergadering van aandeelhouders haar bevoegdheid krachtens lid 3 van dit artikel 3 heeft overgedragen. ---------------

5. Een besluit van de algemene vergadering van aandeelhouders op grond van lid 3 of 4 om (i) de bevoegdheid tot uitgifte van aandelen of beperkingen of uitsluiting van voorkeursrechten aan een ander orgaan over te dragen of (ii) voorkeursrechten te beperken of uit te sluiten, vereist een besluit genomen met algemene stemmen in een vergadering waarbij het volledige aandelenkapitaal vertegenwoordigd is. ---------------
6. Het bepaalde in de leden 3 en 4 van dit artikel 3 is van overeenkomstige toepassing op het verlenen van rechten tot het nemen van aandelen. ---------------
7. De vennootschap mag niet, met het oog op het nemen of verkrijgen door andere van aandelen in haar kapitaal of van certificaten daarvan, zekerheid stellen, een koersgarantie geven, zich op andere wijze sterk maken of zich hoofdelijk of anderszins naast of voor anderen verbinden, behoudens in zoverre als wettelijk toegestaan. ---------------

   Dit verbod heeft mede betrekking op aandelen of certificaten van aandelen in het kapitaal van een Nederlandse vennootschap waarvan de vennootschap dochtermaatschappij is. ---------------

   Leningen met het oog op het nemen of verkrijgen van aandelen in haar kapitaal of van certificaten daarvan, mag de vennootschap slechts verstrekken tot ten hoogste het bedrag van de uitkeerbare reserves. ---------------

   De vennootschap houdt een niet-uitkeerbare reserve aan tot het uitstaande bedrag van de in de vorige zin genoemde leningen. ---------------
8. Is de som van het gestorte en opgevraagde deel van het kapitaal en de reserves die krachtens de wet of deze statuten moeten worden aangehouden geringer dan het laatst krachtens de wet vastgestelde minimumkapitaal, dan moet de vennootschap een reserve aanhouden ter grootte van het verschil. ---------------

Inkoop van eigen aandelen ---------------

Artikel 4. ---------------

1. Verkrijging door de vennootschap van niet-volgestorte aandelen in haar kapitaal is nietig.

2. Volgestorte aandelen in haar kapitaal mag de vennootschap slechts verkrijgen om niet of indien: ---
   a. haar eigen vermogen, verminderd met de verkrijgingsprijs van de desbetreffende aandelen, niet kleiner is dan het gestorte en opgevraagde deel van haar kapitaal vermeerderd met de reserves die krachtens de wet of deze statuten moeten worden aangehouden; ---
   b. het nominale bedrag van de aandelen die de vennootschap verkrijgt, houdt of in pand houdt of die worden gehouden door een dochtermaatschappij, niet meer beloopt dan een tiende van het geplaatste kapitaal, en ---
   c. machtiging daartoe aan de directie is verleend door de algemene vergadering. ---
   Deze machtiging geldt voor ten hoogste achttien maanden. ---
   De algemene vergadering moet in de machtiging bepalen hoeveel en welke soort aandelen mogen worden verkregen, hoe zij mogen worden verkregen en tussen welke grenzen de prijs moet liggen. ---
   De hiervoor bedoelde machtiging is niet vereist, voor zover de vennootschap eigen aandelen, die zijn opgenomen in de prijscourant van een beurs, verkrijgt om, krachtens een voor hen geldende regeling, over te dragen aan werknemers van de vennootschap of van een groepsmaatschappij. ---
3. Voor de geldigheid van de verkrijging is met het oog op het vereiste omschreven in lid 2 sub a. bepalend de grootte van het eigen vermogen van de vennootschap volgens de laatst vastgestelde balans, verminderd met de verkrijgingsprijs van aandelen in het kapitaal van de vennootschap en uitkeringen uit de winst of reserve aan anderen, die de vennootschap en haar dochtermaatschappijen na de balansdatum verschuldigd werden. ---
   Is een boekjaar meer dan zes maanden verstreken zonder dat de jaarrekening is vastgesteld, dan is verkrijging door de vennootschap van eigen aandelen niet toegestaan. ---
4. Op aandelen in het kapitaal van de vennootschap, gehouden door de vennootschap zelf of haar dochtermaatschappijen, wordt geen winst uitgekeerd, en zij tellen niet mee bij de berekening van de winstverdeling. ---
5. De vorige leden van dit artikel gelden niet voor aandelen die de vennootschap onder algemene titel verkrijgt. ---
6. Onder het begrip aandelen in dit artikel zijn certificaten daarvan begrepen. ---
7. Vervreemding van door de vennootschap gehouden aandelen in haar eigen kapitaal of certificaten daarvan geschiedt ingevolge een besluit van de algemene vergadering van

aandeelhouders met inachtneming van het bepaalde in de leden 3, 4 en 5 van artikel 3. --

Agio, intrekking en conversie van aandelen --

Artikel 5. --

1. Indien agio gestort wordt op een of meer klassen aandelen, wordt voor iedere betreffende klasse aandelen een afzonderlijke agioreserve aangehouden in de boeken van de vennootschap, onder vermelding van het op iedere betreffende klasse aandelen gestorte agio. --
   Uitkeringen uit deze reserves kunnen slechts worden gedaan krachtens besluit van de algemene vergadering van aandeelhouders onder goedkeuring van de vergadering van houders van de desbetreffende klasse aandelen. --
2. De algemene vergadering van aandeelhouders kan, bij besluit genomen met algemene stemmen in een vergadering waar het gehele geplaatste kapitaal aanwezig of vertegenwoordigd is, een of meer van de krachtens lid 1 van dit artikel 5 aangehouden agioreserves samenvoegen. --
3. De algemene vergadering van aandeelhouders kan besluiten tot vermindering van het aandelenkapitaal door middel van intrekking van aandelen of door vermindering van het nominale bedrag van aandelen door statutenwijziging. --
   Een dergelijk besluit kan betrekking hebben op aandelen van iedere klasse, afzonderlijk dan wel tezamen met aandelen van een andere klasse, mits de vergadering van houders van de desbetreffende klasse aandelen daaraan haar goedkeuring verleent bij besluit genomen met algemene stemmen in een vergadering waar alle houders van de desbetreffende klasse aandelen zijn vertegenwoordigd. --
   Bovendien kan de algemene vergadering van aandeelhouders, mits de vergadering van houders van de desbetreffende klasse aandelen haar goedkeuring daaraan verleent bij besluit genomen met algemene stemmen in een vergadering waar alle houders van de desbetreffende klasse aandelen zijn vertegenwoordigd, bepalen dat een besluit tot intrekking met terugbetaling slechts betrekking zal hebben op een bepaald percentage van de aandelen van een of meerdere klasse(n); in dat geval zal de directie door loting de nummers bepalen van de aandelen die daadwerkelijk zullen worden ingetrokken. ------
4. Aandelen van een bepaalde klasse kunnen worden geconverteerd in aandelen van een andere klasse, zij het dat gewone aandelen niet kunnen worden geconverteerd in preferente aandelen. --
   Een door dit artikel toegestane conversie vindt plaats krachtens een besluit van de direc-

tie, en op zodanige andere voorwaarden als de directie daarbij zal bepalen. ---------------
Een directiebesluit tot conversie van aandelen vereist de goedkeuring van de vergadering van de houders van de betreffende klassen aandelen alsmede van de algemene vergadering van aandeelhouders. ---------------

Register van aandeelhouders ---------------

Artikel 6. ---------------

1. De directie houdt een register waarin de naam en het adres van iedere aandeelhouder is opgenomen met vermelding van het op ieder aandeel gestorte bedrag. ---------------
2. In het register worden tevens opgenomen de naam en het adres van hen die blijkens mededeling aan de vennootschap een pandrecht of een recht van vruchtgebruik op die aandelen hebben, met vermelding of hun het stemrecht of de rechten die door de wet zijn toegekend aan de houders van met medewerking van de vennootschap uitgegeven certificaten van aandelen toekomen. ---------------
3. Iedere aandeelhouder, pandhouder en vruchtgebruiker van aandelen en iedere houder van met medewerking van de vennootschap uitgegeven certificaten op naam van aandelen is verplicht er voor te zorgen dat zijn adres bij de vennootschap bekend is. ---------------
4. In het register worden opgenomen ieder verleend ontslag van aansprakelijkheid voor nog niet gedane stortingen alsmede, ingeval van levering van niet-volgestorte aandelen, de dag van levering. ---------------
5. De directie draagt ervoor zorg dat het register steeds wordt bijgehouden. ---------------
Alle aantekeningen worden ondertekend door een lid van de directie of door een daartoe door de directie gemachtigde. ---------------
6. De directie verstrekt desgevraagd aan een aandeelhouder, pandhouder, een vruchtgebruiker en een houder van met medewerking van de vennootschap uitgegeven certificaten op naam van aandelen om niet een uittreksel uit het register met betrekking tot zijn recht op een aandeel. ---------------
Rust op het aandeel een recht van vruchtgebruik of een pandrecht, dan vermeldt het uittreksel aan wie de in de leden 8, 9 en 10 van dit artikel 6 bedoelde rechten toekomen. ---
7. De directie legt het register ten kantore van de vennootschap ter inzage van de aandeelhouders, van de pandhouders en vruchtgebruikers aan wie de in de leden 8, 9 en 10 van dit artikel 6 bedoelde rechten toekomen, alsmede van de houders van met medewerking van de vennootschap uitgegeven certificaten op naam van aandelen. ---------------
De gegevens van het register omtrent niet-volgestorte aandelen zijn ter inzage van een

ieder; afschrift of uittreksel van deze gegevens wordt tegen ten hoogste kostprijs verstrekt. --

8. Op aandelen kan vruchtgebruik worden gevestigd. ---------------------------------
Indien bij de vestiging van het vruchtgebruik is bepaald dat het stemrecht toekomt aan de vruchtgebruiker, komt hem dit recht slechts toe indien zowel die bepaling als - bij overdracht van het vruchtgebruik - de overgang van het stemrecht zijn goedgekeurd door de algemene vergadering van aandeelhouders. ------------------------------------
9. De aandeelhouder die geen stemrecht heeft en de vruchtgebruiker die stemrecht heeft, hebben de rechten die door de wet zijn toegekend aan de houders van met medewerking der vennootschap uitgegeven certificaten van aandelen. ------------------------------
De vruchtgebruiker die geen stemrecht heeft, heeft deze rechten, indien bij de vestiging of overdracht van het vruchtgebruik niet anders is bepaald. ---------------------------
10. Op aandelen kan een pandrecht worden gevestigd. -----------------------------------
Het bepaalde in de leden 8 en 9 van dit artikel 6 is van overeenkomstige toepassing ten aanzien van pandrechten. --
11. Onder certificaathouders wordt in deze statuten verstaan de houders van met medewerking van de vennootschap uitgegeven certificaten op naam van aandelen alsmede de pandhouders en vruchtgebruikers die de in lid 9 van dit artikel 6 bedoelde rechten hebben. --

Meerdere gerechtigden --

Artikel 7. ---

Indien een aandeel, een met medewerking van de vennootschap uitgegeven certificaat op naam daarvan, een pandrecht of een recht van vruchtgebruik daarop aan meer dan een persoon toebehoort, kunnen de gezamenlijk gerechtigden zich slechts tegenover de vennootschap doen vertegenwoordigen door één voor dat doel door hen aan te wijzen persoon. ------
Van deze aanwijzing moet de directie onverwijld schriftelijk in kennis worden gesteld. ------

Uitgifte en levering van aandelen ---

Artikel 8. ---

1. De uitgifte en levering van aandelen geschiedt met inachtneming van het daaromtrent bepaalde in de wet. --
2. Het bepaalde in lid 1 van dit artikel 8 vindt overeenkomstige toepassing op de vestiging van een pandrecht anders dan bedoeld in artikel 3:259 van het Burgerlijk Wetboek, op de vestiging en levering van een recht van vruchtgebruik op aandelen en op de toedeling

van aandelen bij verdeling van enige gemeenschap. ---------------------------------------

Goedkeuringsprocedure ---------------------------------------

Artikel 9. ---------------------------------------

1. Elke overdracht van aandelen behoeft de voorafgaande goedkeuring van de algemene vergadering van aandeelhouders. ---------------------------------------
2. De goedkeuring wordt verzocht aan de vennootschap onder opgave van het aantal aandelen waaromtrent de beslissing wordt verzocht, de prijs en de overige voorwaarden waartegen de overdracht zal plaatsvinden en de naam van degene aan wie de verzoeker het aandeel of de aandelen wil overdragen, alsmede of hij al dan niet instemt met aanwijzing van de vennootschap als gegadigde. ---------------------------------------
   De vennootschap doet van het verzoek onverwijld mededeling aan de overige aandeelhouder of aandeelhouders. ---------------------------------------
3. Op het verzoek moet binnen twee maanden na ontvangst van het verzoek worden beslist. ---------------------------------------
   Indien binnen deze termijn geen beslissing ter kennis van de verzoeker is gebracht, wordt het verzoek geacht te zijn ingewilligd. ---------------------------------------
4. Een afwijzing van het verzoek wordt als een goedkeuring aangemerkt, indien de algemene vergadering van aandeelhouders niet gelijktijdig aan de verzoeker opgave doet van één of meer gegadigde - hetzij bestaande aandeelhouders, hetzij derden, hetzij de vennootschap zelf - die bereid zijn de aandelen, waarop het verzoek betrekking heeft tegen contante betaling te kopen. ---------------------------------------
5. Bereiken de verzoeker en de door hem aanvaarde gegadigden geen overeenstemming over de koopprijs, dan zal de koopprijs worden vastgesteld door een deskundige, te benoemen door de verzoeker en de gegadigde in onderling overleg. ---------------------------------------
   Als zij hieromtrent niet binnen drie maanden na ontvangst van het verzoek om goedkeuring bedoeld in lid 2 van dit artikel 9, tot overeenstemming komen, dan geschiedt de benoeming van de deskundige op verzoek van de meeste gerede partij door de Voorzitter van het bestuur van het Koninklijk Nederlands Instituut van Registeraccountants of diens plaatsvervanger. ---------------------------------------
6. De in het vorige lid bedoelde deskundige is gerechtigd tot inzage van alle boeken en bescheiden van de vennootschap en tot het verkrijgen van alle inlichtingen, welke voor de taxatie dienstig kunnen zijn. ---------------------------------------
7. De opdracht aan de deskundige dient in ieder geval in te houden dat de vaststelling van

de koopprijs en het daarbij behorende taxatierapport binnen drie maanden na zijn benoeming ter kennis van de vennootschap wordt gebracht. ---

8. Indien de aandeelhouders of de verzoeker en de gegadigden afspraken gemaakt hebben over de bij de vaststelling van de koopprijs te hanteren waarderingsmethoden en grondslagen, zal ieder van hen het schriftelijk bewijs van deze afspraken aan de deskundige mogen overhandigen, die alsdan aan deze afspraken bij de vaststelling van de koopprijs gebonden zal zijn. ---
9. De vennootschap is verplicht de door de deskundige vastgestelde koopprijs alsmede het daarbij behorende taxatierapport binnen veertien dagen na ontvangst daarvan ter kennis te brengen van de verzoeker en iedere gegadigde. ---
10. De verzoeker blijft bevoegd zich terug te trekken, mits dit geschiedt binnen één maand nadat hem de koopprijs ingevolge het vorige lid is medegedeeld. ---
Maakt de verzoeker van deze gelegenheid niet tijdig gebruik, dan zullen de verkochte aandelen tegen gelijktijdige betaling van de koopprijs moeten worden geleverd binnen één maand na verloop van de in de vorige zin bedoelde termijn. ---
Indien de verzoeker verplicht is aandelen over te dragen en hij in gebreke blijft aan de levering mede te werken, is de vennootschap gemachtigd deze aandelen, mits alle, te leveren. ---
11. Wordt het verzoek tot goedkeuring ingewilligd of wordt het geacht te zijn ingewilligd, dan geeft de vennootschap daarvan kennis aan alle aandeelhouders en kan de door de verzoeker voorgenomen overdracht geschieden gedurende een termijn van drie maanden na ontvangst van het bericht van goedkeuring of het bericht dat als een goedkeuring in de zin van lid 4 van dit artikel 9 moet worden aangemerkt of na het verstrijken van de in lid 3 van dit artikel 9 genoemde termijn, tegen de prijs uiteengezet in het verzoek als bedoeld in lid 2 van dit artikel 9 of, indien deze hoger is, de prijs bepaald door de deskundige. ---
12. De kosten van de benoeming van de in lid 5 van dit artikel 9 bedoelde deskundige en zijn honorarium komen ten laste van: ---
    a. de verzoeker, indien hij zich terugtrekt; ---
    b. voor de helft voor de verzoeker en voor de helft voor de koper(s) die het niet reeds voor het aanwijzen van de deskundige met de verzoeker eens was/waren over de prijs, indien wordt verkocht aan de door de algemene vergadering van aandeelhouders aangewezen gegadigde(n), tenzij de deskundige anders bepaalt; indien meer

kopers krachtens deze bepaling in de kosten delen, wordt het door hen gezamenlijk verschuldigd bedrag over deze kopers verdeeld naar rato van het aantal door hen gekochte aandelen. ---

13. Alle in dit artikel 9 vermelde verzoeken, mededelingen en kennisgevingen moeten worden verstuurd bij aangetekende brief of bezorgd tegen bewijs van ontvangst. ---
14. Aandelen kunnen zonder inachtneming van het in de voorgaande leden van dit artikel bepaalde worden overgedragen, indien dit geschiedt binnen drie maanden nadat alle aandeelhouders schriftelijk hebben verklaard met een dergelijke overdracht in te stemmen. ---

Verplichte aanbieding ---

Artikel 10. ---

1. Een aandeelhouder (de "Aanbieder") is verplicht zijn aandelen aan de andere aandeelhouders te koop aan te bieden, met inachtneming van het in de volgende leden bepaalde, indien: ---
   a. deze aandeelhouder surséance van betaling of zijn eigen faillissement aanvraagt, dan wel op verzoek van een ander failliet wordt verklaard; ---
   b. deze aandeelhouder rechtspersoon is en wordt ontbonden of geliquideerd; ---
   c. deze aandeelhouder betrokken is bij een juridische fusie of splitsing als verdwijnende rechtspersoon; of ---
   d. over een of meer van de aan deze aandeelhouder toebehorende aandelen een bewind wordt ingesteld. ---
2. de Aanbieder zal binnen één maand na het ontstaan van de verplichting als bedoeld in lid 1 van dit artikel 10 van zijn aanbod aan de vennootschap kennis geven (de "Aanbiedings Kennisgeving"). ---
3. De Aanbiedings Kennisgeving zal een aanbod behelzen aan de overige aandeelhouders om naar evenredigheid van hun aandelen de aangeboden aandelen te kopen tegen een prijs welke, tenzij de Aanbieder en de aandeelhouders anders overeenkomen, zal worden bepaald door een onafhankelijke deskundige te benoemen zoals uiteengezet in artikel 9, met dien verstande dat: ---
   a. de Aanbieder: ---
      (i) niet het recht heeft zijn aanbod in te trekken overeenkomstig lid 10 van artikel 9; en ---
      (ii) zijn aandelen behoudt, indien van het aanbod geen gebruik of geen volledig

gebruik wordt gemaakt of indien de algemene vergadering van aandeelhouders dit heeft goedgekeurd. ---

b. de deskundige zal worden betaald: ---

(i) door de Aanbieder voor de helft en door de koper(s) voor de andere helft. ---
Inden meer kopers krachtens deze bepaling in de kosten delen, wordt het door hen gezamenlijk verschuldigde bedrag over deze kopers verdeeld naar rato van het aantal door hen gekochte aandelen; of ---

(ii) door de vennootschap indien van het aanbod geen gebruik of geen volledig gebruik wordt gemaakt. ---

4. De aandeelhouders zijn verplicht de vennootschap en de Aanbieder kennisgeving te doen van hun voornemen de aangeboden aandelen te kopen, binnen dertig dagen nadat zij op de hoogte zijn gesteld van de koopprijs zoals bepaald door de deskundige of nadat overeenstemming is bereikt tussen de Aanbieder en de aandeelhouders over de koopprijs, onder opgave van het maximale aantal aandelen dat zij wensen te kopen. ---

5. Indien een aandeelhouder niet tijdig reageert op de Aanbiedings Kennisgeving, zal de betreffende aandeelhouder worden geacht de vennootschap en de Aanbieder kennis te hebben gegeven dat hij geen van de aangeboden aandelen wenst te kopen. ---
Indien dit zich voordoet of indien een aandeelhouder de vennootschap en de Aanbieder bericht dat hij zij pro rata deel van de aandelen niet wenst te kopen, zullen de overgebleven aandelen worden toegewezen aan de aandeelhouders die kennis hebben gegeven de aandelen te willen kopen, naar evenredigheid van het bestaande aandelenbezit van die aandeelhouders en tot het maximum aantal dat zij wensen te kopen, met dien verstande dat indien en voorzover een kandidaat meer aandelen toegewezen zal krijgen dan het maximum dat hij heeft aangewezen ingevolge lid 4 van dit artikel 10, deze aandelen zullen worden toegewezen aan de overige kandidaten die kennis hebben gegeven de aandelen te willen kopen overeenkomstig de eerdergenoemde evenredige toewijzing, tot alle aandelen zijn toegewezen. ---

6. Indien de Aanbieder in gebreke blijft kennis te geven aan de vennootschap van zijn verplichting de aandelen aan te bieden conform lid 2 van dit artikel 10, zullen zijn stemrechten, zijn recht de algemene vergadering van aandeelhouders bij te wonen en zijn recht om uitkeringen te ontvangen worden opgeschort totdat de Aanbieder zijn verplichtingen nakomt. ---
De vennootschap zal de Aanbieder per aangetekende post informeren omtrent zijn ver-

plichtingen en de opschorting van zijn rechten. ---

Indien de Aanbieder binnen tien (10) dagen nadat hij geïnformeerd is door de vennootschap nog steeds in gebreke blijft de aanbieding te doen, zal de vennootschap onherroepelijk gemachtigd zijn de aandelen namens de Aanbieder te koop aan te bieden aan de overige aandeelhouders, waarbij de leden 3, 4 en 5 van dit artikel 10 *mutatis mutandis* van toepassing zullen zijn op dit aanbod. ---

Indien volledig gebruik wordt gemaakt van het aanbod, zal de vennootschap onherroepelijk gemachtigd zijn de eigendom van de aandelen over te dragen aan de koper of kopers, tegen gelijktijdige betaling van de koopprijs door de koper(s). ---

De vennootschap zal de door haar ontvangen koopprijs na aftrek van alle terzake vallende kosten uitkeren aan de Aanbieder. ---

Bestuur ---

Artikel 11. ---

1. De vennootschap wordt bestuurd door een directie, bestaande uit één of meer leden, die door de algemene vergadering van aandeelhouders worden benoemd en door haar te allen tijde kunnen worden geschorst of ontslagen. ---

   Indien de directie uit meer dan één lid bestaat, wordt één van hen door de algemene vergadering van aandeelhouders benoemd tot president-directeur. ---
2. Een rechtspersoon kan lid der directie zijn. ---
3. De bezoldiging van de leden van de directie, een eventueel recht op tantième en de overige voorwaarden van aanstelling worden voor iedere directeur afzonderlijk vastgesteld door de algemene vergadering van aandeelhouders of door een bezoldigingscommissie die middels van een besluit van de algemene vergadering van aandeelhouders ingesteld is. ---
4. Het bestuur van de vennootschap vindt plaats onder toezicht van een raad van commissarissen. ---

Besluitvorming van de directie ---

Artikel 12. ---

1. Indien de directie uit meer dan één lid bestaat, vindt de besluitvorming van de directie plaats met inachtneming van dit artikel 12. ---
2. De directie neemt alle besluiten bij gewone meerderheid van de geldig uitgebrachte stemmen. ---

   Bij staking van de stemmen heeft de president-directeur de beslissende stem. ---

3. Vergaderingen van de directie kunnen door iedere directeur bijeen worden geroepen tegen een redelijke termijn door schriftelijke oproeping aan alle leden van de directie. ----
Indien overeenkomstig de vorige zin is opgeroepen, kunnen ter vergadering besluiten worden genomen mits tenminste twee leden van de directie aanwezig of vertegenwoordigd zijn. ----------
4. Vergaderingen van de directie worden voorgezeten door de president-directeur. ---------
Indien de president-directeur bij een bepaalde vergadering afwezig is zullen de overige ter vergadering aanwezige directieleden een voorzitter uit hun midden benoemen. -------
5. Een directeur kan zich bij de vergaderingen van de directie door een mede-directeur laten vertegenwoordigen, krachtens een schriftelijke volmacht. ----------
En dergelijke volmacht kan slechts betrekking hebben op één bepaalde daarin aangewezen vergadering. ----------
6. Voor het nemen van een besluit buiten vergadering is vereist dat de directeuren schriftelijk zijn geraadpleegd, hun mening over het voorgenomen besluit schriftelijk hebben geuit en zich in gewone meerderheid voor het desbetreffende besluit hebben uitgesproken. ----------
7. Voor de toepassing van deze bepaling wordt onder schriftelijk verstaan per brief, telegram telex, e-mail of telefax). ----------

Taak en vertegenwoordigingsbevoegdheid ----------

Artikel 13. ----------

1. De directie is belast met het besturen van de vennootschap. ----------
De algemene vergadering van aandeelhouders en de raad van commissarissen kunnen aanwijzingen geven betreffende de algemene lijnen van het te voeren financiële, sociale, economische en personeelsbeleid. ----------
De directie dient zich bij het besturen van de vennootschap naar die aanwijzingen te gedragen. ----------
2. De directie vertegenwoordigt de vennootschap. ----------
Indien er meer dan één directeur is, zijn tevens twee directeuren gezamenlijk handelend bevoegd de vennootschap te vertegenwoordigen ----------
De directie kan iedere directeur afzonderlijk volmacht geven de vennootschap binnen de in de volmacht opgegeven grenzen te vertegenwoordigen. ----------
De in dit lid 2 vervatte regeling omtrent de vertegenwoordigingsbevoegdheid geldt eveneens in geval van tegenstrijdig belang, met dien verstande dat ten aanzien van een

rechtshandeling met of een procedure tegen een directeur in privé of een rechtspersoon waarin de directeur persoonlijk effectieve zeggenschap heeft, de voorafgaande schriftelijke goedkeuring van de raad van commissarissen vereist is, onverminderd de bevoegdheid van de algemene vergadering van aandeelhouders om één of meer personen te benoemen om de vennootschap te vertegenwoordigen. ---

3. De raad van commissarissen is bevoegd bepaalde bestuursbesluiten aan te wijzen die voorafgaande goedkeuring van de algemene vergadering van aandeelhouders respectievelijk de raad van commissarissen behoeven. ---
   De relevante besluiten zullen nauwkeurig worden omschreven in een daartoe door de raad van commissarissen genomen besluit en het bestuur zal daarvan onverwijld op de hoogte gesteld worden. ---
4. Alle besluiten van de directie met betrekking tot handelingen van dochtermaatschappijen van de vennootschap waarvoor, indien zij zouden worden verricht door de vennootschap, goedkeuring vereist zou zijn van de algemene vergadering van aandeelhouders respectievelijk de raad van commissarissen op grond van een daartoe door de raad van commissarissen genomen besluit als omschreven in lid 3 van dit artikel 13, behoeven dergelijke voorafgaande goedkeuring. ---
5. Bij ontstentenis of belet van alle directeuren of van de enige directeur, berust het bestuur tijdelijk bij de raad van commissarissen, onverminderd zijn bevoegdheid om het bestuur op te dragen aan een of meer personen (al dan niet uit zijn midden). ---

Raad van commissarissen ---

Artikel 14. ---

1. De raad van commissarissen bestaat uit vijf leden. ---
2. Het volgend is van toepassing op de benoeming van de leden van de raad van commissarissen: ---
   a. één lid wordt benoemd door de algemene vergadering van aandeelhouders op bindende voordracht van Stichting Management Wavin; ---
   b. drie leden worden benoemd door de algemene vergadering van aandeelhouders op bindende voordracht van Wavin Luxembourg S.A.; ---
   c. één lid, de voorzitter van de raad van commissarissen, wordt benoemd door de algemene vergadering van aandeelhouders; ---
   d. degene die gerechtigd is tot het doen van een bindende voordracht op grond van het bepaalde in dit lid 2 dient deze voordracht schriftelijk ter kennis te brengen aan de

algemene vergadering van aandeelhouders en aan de raad van commissarissen binnen dertig dagen nadat diegene door de raad van commissarissen schriftelijk daartoe is verzocht. ---

3. Ieder lid van de raad van commissarissen kan op elk moment worden geschorst of ontslagen door de algemene vergadering van aandeelhouders, met dien verstande dat de algemene vergadering van aandeelhouders niet zal overgaan tot schorsing of ontslag van één van de overeenkomstig lid 2 van dit artikel benoemde leden van de raad van commissarissen zonder eerst omtrent het voornemen daartoe overleg te voeren met degene op wiens voordracht het desbetreffende lid is benoemd. ---
4. De leden van de raad van commissarissen kunnen voor hun werkzaamheden, boven vergoeding van kosten, een vergoeding ontvangen, waarvan de omvang door de algemene vergadering van aandeelhouders wordt vastgesteld. ---

Taak en bevoegdheid ---

Artikel 15. ---

1. De raad van commissarissen houdt toezicht op het beleid van de directie en op de algemene gang van zaken in de vennootschap en de met haar verbonden onderneming. ---
   Hij staat de directie met raad terzijde. ---
   Bij de vervulling van zijn taak richt de raad van commissarissen zich naar het belang van de vennootschap en de met haar verbonden onderneming. ---
2. De leden van de raad van commissarissen hebben, zowel tezamen als ieder van hen afzonderlijk, de bevoegdheid alle stukken en boeken van de vennootschap te controleren en alle gebouwen en terreinen die de vennootschap in gebruik heeft te betreden. ---
3. De raad van commissarissen kan zich bij de uitoefening van zijn taak voor rekening van de vennootschap doen bijstaan door één of meer deskundigen, wanneer hij van mening is dat de gang van zaken in de vennootschap en de met haar verbonden onderneming daartoe aanleiding geeft. ---
4. De raad van commissarissen kan de door hem benoemde deskundige of deskundigen te allen tijde ontslaan. ---

Besluitvorming van de raad van commissarissen ---

Artikel 16. ---

1. Indien de raad van commissarissen uit meer dan één lid bestaat, vindt de besluitvorming van de raad plaats met inachtneming van dit artikel. ---
2. De raad van commissarissen neemt alle besluiten met gewone meerderheid van de gel-

dig uitgebrachte stemmen. ---
Ingeval van belet of ontstentenis van één of meer commissarissen is of zijn de overige commissaris(sen) bevoegd geldig besluiten te nemen. ---

3. Vergaderingen van de raad van commissarissen kunnen door iedere commissaris bijeen worden geroepen door schriftelijk oproeping van alle andere commissarissen ten minste zeven dagen voorafgaand aan de datum van de vergadering. ---
Indien overeenkomstig de vorige zin is opgeroepen, kunnen ter vergadering besluiten worden genomen ongeacht het aantal aanwezigen, mits (i) tenminste één van de leden benoemd op grond van een bindende voordracht als bedoeld in artikel 14 lid 2 b. en daarnaast (ii) de voorzitter of het lid benoemd op grond van artikel 14 lid 2 a. aanwezig zijn. ---
4. Een commissaris kan zich bij de vergaderingen van de raad van commissarissen door een ander natuurlijk persoon (al dan niet lid van de raad) laten vertegenwoordigen, krachtens een schriftelijke volmacht met dien verstande dat de aanwijzing van een gevolmachtigde die zelf geen lid is van de raad van commissarissen de goedkeuring behoeft van de raad van commissarissen. ---
Een volmacht verleend uit hoofde van dit lid kan slechts betrekking hebben op één bepaalde daarin aangewezen vergadering. ---
5. Vergaderingen van de raad van commissarissen worden geleid door de voorzitter, die zal worden benoemd overeenkomstig het bepaalde in lid 2 c. van artikel 14. ---
Van het verhandelde in de vergaderingen worden notulen gehouden door een secretaris, die de raad per vergadering of voor een vaste termijn of onbepaalde tijd al dan niet uit zijn midden aanwijst. ---
De notulen worden door de voorzitter en de secretaris ondertekend. ---
6. Bij afwezigheid ter vergadering van de voorzitter of de voor langere tijd benoemde secretaris, voorziet de vergadering in vervanging. ---
7. Leden van de directie zijn verplicht, indien zij daartoe worden uitgenodigd, vergaderingen van de raad van commissarissen bij te wonen. ---
8. Voor het nemen van een besluit buiten vergadering is vereist dat de commissarissen zijn geraadpleegd, hun mening over het voorgenomen besluit schriftelijk hebben geuit en zich in gewone meerderheid vóór het desbetreffende besluit hebben uitgesproken. ---
9. Voor de toepassing van het bepaalde in dit artikel wordt onder "schriftelijk" verstaan per brief, telegram telex, e-mail of telefax. ---

Algemene vergadering van aandeelhouders ---

Artikel 17. ---

Aan de algemene vergadering van aandeelhouders behoort, binnen de door de wet en deze statuten gestelde grenzen, alle bevoegdheid die niet aan de directie of aan anderen is opgedragen. ---

Jaarvergadering ---

Artikel 18. ---

1. Binnen zes maanden na het einde van het boekjaar wordt de jaarlijkse algemene vergadering van aandeelhouders gehouden. ---
2. Behalve de in lid 1 van dit artikel 18 genoemde vergadering kunnen ook buitengewone algemene vergaderingen van aandeelhouders worden gehouden. ---

Plaats en wijze van bijeenroeping ---

Artikel 19. ---

1. De algemene vergaderingen van aandeelhouders kunnen worden gehouden in Nederland in de gemeente waar de vennootschap statutair is gevestigd, alsmede in de gemeenten Amsterdam, Rotterdam, Utrecht, 's-Gravenhage en Haarlemmermeer. ---
   In een elders gehouden algemene vergadering van aandeelhouders kunnen geldige besluiten slechts worden genomen indien het gehele geplaatste kapitaal vertegenwoordigd is. ---
2. De bijeenroeping van een algemene vergadering van aandeelhouders geschiedt door een oproeping, niet later dan op de vijftiende dag vóór die der vergadering door een directeur of commissaris te verzenden aan de aandeelhouders, aan de adressen vermeld in het artikel 6 bedoelde register. ---
   De oproeping behelst de te behandelen onderwerpen, alles onverminderd het bepaalde in artikel 28 omtrent voorstellen tot wijziging van deze statuten of tot ontbinding van de vennootschap. ---
3. In vergaderingen van aandeelhouders die bijeengeroepen zijn zonder inachtneming van de formaliteiten in lid 2 van dit artikel 19 genoemd, kunnen geen geldige besluiten worden genomen, tenzij met algemene stemmen in een vergadering waar het gehele geplaatste kapitaal vertegenwoordigd is. ---

Voorzitter, secretaris en notulen ---

Artikel 20. ---

1. De algemene vergaderingen van aandeelhouders worden voorgezeten door diegene die

daartoe door de vergadering zelve wordt aangewezen.

De voorzitter wijst een secretaris aan; deze behoeft geen aandeelhouder te zijn.

2. De voorzitter van de vergadering of de directie kan op kosten van de vennootschap notarieel proces-verbaal van de vergadering doen opmaken.
3. Tenzij van het ter vergadering verhandelde notarieel proces-verbaal wordt opgemaakt, worden notulen gehouden.

   De notulen worden vastgesteld door de voorzitter en de secretaris van de desbetreffende vergadering en ten blijke daarvan door hen ondertekend, dan wel worden vastgesteld door een volgende vergadering en ten blijke daarvan alsdan door de voorzitter en de secretaris van die vergadering ondertekend.
4. De directie houdt van ieder van de genomen besluiten aantekening.

   Bedoelde aantekeningen liggen ten kantore van de vennootschap ter inzage van de aandeelhouders en de certificaathouders.

   Aan ieder van dezen wordt desgevraagd een afschrift of uittreksel van deze aantekeningen verstrekt tegen ten hoogste de kostprijs.

Stemrecht

Artikel 21.

1. Behoudens het in lid 2 van dit artikel bepaalde, geeft ieder aandeel recht op één (1) stem.

   Aandeelhouders kunnen zich ter vergadering door een schriftelijke gemachtigde doen vertegenwoordigen.
2. Bij de vaststelling in hoeverre de aandeelhouders stemmen, aanwezig of vertegenwoordigd zijn, of in hoeverre het aandelenkapitaal verschaft wordt of vertegenwoordigd is, wordt geen rekening gehouden met aandelen waarvan de wet bepaalt dat daarvoor geen stem kan worden uitgebracht.

Stemprocedure

Artikel 22.

1. Tenzij de wet of deze statuten een grotere meerderheid voorschrijven, worden alle besluiten genomen met volstrekte meerderheid der geldig uitgebrachte stemmen.

   Blanco en ongeldige stemmen worden niet als uitgebrachte stemmen geteld.
2. Indien deze statuten bepalen dat de geldigheid van een besluit van de algemene vergadering van aandeelhouders afhankelijk is van het ter vergadering vertegenwoordigde gedeelte van het kapitaal en dit gedeelte ter vergadering niet vertegenwoordigd was, is

het bepaalde in artikel 2:120 lid 3 van het Burgerlijk Wetboek niet van toepassing. ------

3. Indien de voor een besluit van de algemene vergadering van aandeelhouders vereiste meerderheid na twee stemmingen niet is verkregen is het voorstel verworpen, tenzij het de benoeming van personen betreft, in welk geval een herstemming wordt gehouden tussen de twee personen die bij de tweede stemming de meeste stemmen op zich hebben verenigd. --
   Staken de stemmen bij de herstemming dan beslist het lot welke van de personen, tussen wie de stemmen staken, gekozen is. --
4. De stemmingen geschieden mondeling, echter stemmingen over personen geschieden - indien de stemgerechtigde verklaart het te verlangen -, bij gesloten ongetekende briefjes. ---
   Stemming op andere wijze, bij voorbeeld bij acclamatie, is toegestaan, indien geen der stemgerechtigden zich daartegen verzet. --

Besluitvorming buiten vergadering --

Artikel 23. --

De aandeelhouders kunnen, mits er geen certificaathouders zijn, alle besluiten die zij in vergadering kunnen nemen, ook buiten vergadering nemen. ------------------------------------

Een buiten vergadering genomen besluit is slechts geldig, indien alle stemgerechtigde aandeelhouders schriftelijk (waaronder begrepen per brief, telegram telex, e-mail of telefax) hun stem ten gunste van het desbetreffende voorstel hebben uitgebracht. -------------------

Vergaderingen van houders van een bepaalde klasse aandelen ---------------------------

Artikel 24. --

Op vergaderingen van de houders van een bepaalde klasse aandelen zijn de artikelen 19 tot en met 23 van overeenkomstige toepassing, met dien verstande dat deze vergaderingen worden voorgezeten door een door de betreffende vergadering uit zijn midden gekozen voorzitter. --

Boekjaar en jaarrekening --

Artikel 25. --

1. Het boekjaar van de vennootschap is gelijk aan het kalenderjaar. ---------------------
2. Jaarlijks binnen vijf maanden na afloop van het boekjaar der vennootschap, behoudens verlenging van die termijn met ten hoogste zes maanden door de algemene vergadering van aandeelhouders op grond van bijzondere omstandigheden, wordt door de directie een jaarrekening, bestaande uit een balans en een winst- en verliesrekening met een toe-

lichting, opgemaakt en voor de aandeelhouders ter inzage ten kantore van de vennootschap gelegd. ---

Binnen deze termijn stelt de directie ook het jaarverslag op tenzij artikel 2:403 van het Burgerlijk Wetboek voor de vennootschap geldt. ---

3. De jaarrekening wordt ondertekend door alle directeuren en commissarissen, en aan de algemene vergadering van aandeelhouders ter vaststelling overgelegd. ---

   Indien de handtekening van één of meer van de directeuren of commissarissen ontbreekt wordt van dit feit onder opgave van reden melding gemaakt. ---

4. De algemene vergadering van aandeelhouders, dan wel, indien zij daartoe niet overgaat, de raad van commissarissen, dan wel, indien zij daartoe niet overgaat, de directie, is bevoegd en, indien zulks wettelijk is voorgeschreven, verplicht aan een registeraccountant of een andere accountant, als bedoeld in artikel 2:393 lid 1 van het Burgerlijk Wetboek (beiden aan te duiden als: accountant) opdracht te verlenen om de door de directie opgemaakte jaarrekening te onderzoeken overeenkomstig het bepaalde in artikel 2:393 lid 3 van het Burgerlijk Wetboek. ---

   De accountant brengt omtrent zijn onderzoek verslag uit aan de raad van commissarissen en aan de directie en geeft de uitslag van zijn onderzoek in een verklaring omtrent de getrouwheid van de jaarrekening weer. ---

5. De opdracht aan een accountant kan te allen tijde worden ingetrokken door de algemene vergadering van aandeelhouders en door de opdrachtgever. ---

   Indien de directie de opdracht heeft verleend, kan de opdracht ook worden ingetrokken door de raad van commissarissen. ---

Ter inzage legging ---

Artikel 26. ---

1. Vanaf de dag der oproeping voor de algemene vergadering van aandeelhouders waarin de jaarrekening wordt behandeld tot aan de afloop van die vergadering liggen de jaarrekening, het jaarverslag en de krachtens artikel 2:392 van het Burgerlijke Wetboek toe te voegen gegevens ten kantore van de vennootschap voor de aandeelhouders alsmede de certificaathouders ter inzage. ---
2. De vennootschap stelt een exemplaar van de in dit artikel bedoelde stukken gratis ter beschikking aan de aandeelhouders en de certificaathouders. ---

Winstverdeling ---

Artikel 27. ---

1. Onverminderd het bepaalde in de leden 4 en 7 van dit artikel 27, is iedere houder van preferente aandelen jaarlijks gerechtigd tot een preferent dividend van twaalf procent (12%) van de som van de totale nominale waarde van de door hem gehouden preferente aandelen en het daarop gestorte agio. ---
   Dit dividend wordt berekend op jaarbasis. ---
   Indien preferente aandelen slechts gedurende het desbetreffende boekjaar zijn uitgegeven of indien gedurende het boekjaar een uitkering uit de agioreserve voor de preferente aandelen wordt gedaan, wordt de grootte van het dividend voor de preferente aandelen berekend over de kortere periode danwel het lagere bedrag van de reserve. ---------------
2. Voorzover het de vennootschap op grond van lid 7 van dit artikel 27 niet is toegestaan het volledig preferente dividend als bedoeld in lid 1 van dit artikel 27 uit te keren, zal aan de houders van preferente aandelen het volgende worden betaald: -------------------
   a. voor zover enig bedrag voor uitkering beschikbaar is, zal het bedrag waartoe de houders van preferente aandelen B op grond van lid 1 van dit artikel 27 gerechtigd zijn tot hun beschikking gesteld worden, of pro rata zoveel minder als beschikbaar is; ---
   b. indien er daarna nog ruimte is voor het doen van verdere uitkeringen, zal het bedrag waartoe de houders van preferente aandelen A op grond van lid 1 van dit artikel 27 gerechtigd zijn pro rata tot hun beschikking gesteld worden, tot het bedrag waartoe zij gerechtigd zijn; ---
   c. het tekort zal alsnog aan de houders van preferente aandelen ter beschikking gesteld worden ten laste van de winst van het volgende jaar of de volgende jaren, alvorens enige andere winstuitkering aan aandeelhouders wordt gedaan, zodanig dat de verschuldigde bedragen eerst aan de houders van preferente aandelen B en vervolgens aan de houders van preferente aandelen A ter beschikking gesteld worden.
3. Indien het volledig bedrag waartoe de houders van preferente aandelen krachtens lid 1 van dit artikel 27 gerechtigd zijn niet aan hun wordt uitgekeerd op grond van lid 4 of 7 van dit artikel 27, is met betrekking tot het bedrag dat niet wordt uitgekeerd rente verschuldigd, gelijk aan het in lid 1 van dit artikel 27 genoemde percentage, vanaf de dag dat het bedrag op grond van lid 4 van dit artikel 27 aan de door de vennootschap aangehouden dividend reserve voor de betreffende klasse preferente aandelen is toegevoegd of uitgekeerd had moeten worden indien het verbod van lid 7 van dit artikel 27 de vennootschap hiervan niet had weerhouden, tot aan de dag van de daadwerkelijke betaling

van dit bedrag. ---

Deze opslag is alsdan verschuldigd als dividend en zal betaald worden samen met het bedrag waartoe de houders van preferente aandelen gerechtigd waren maar dat niet aan hun is uitgekeerd, zodra betaling daarvan plaatsvindt. ---

4. De vergadering van houders van een bepaalde klasse preferente aandelen kan besluiten dat het dividend waartoe zij krachtens lid 1 van dit artikel 27 gerechtigd zijn toegevoegd zal worden aan een door de vennootschap voor die klasse preferente aandelen aangehouden afzonderlijke dividend reserve. ---

   Uitkering uit deze reserve kan slechts plaatsvinden op besluit van de vergadering van houders van de betreffende klasse preferente aandelen. ---

5. Van het saldo van de winst na reservering of uitkering ingevolge de leden 1 tot en met 4 van dit artikel 27 worden jaarlijks zodanige bedragen gereserveerd als door de algemene vergadering van aandeelhouders zal worden bepaald. ---

6. Hetgeen resteert na de uitkeringen en reserveringen ingevolge de leden 1 tot en met 5 van dit artikel 27 staat ter beschikking van de houders van gewone aandelen. ---

7. De vennootschap kan aan de aandeelhouders en andere gerechtigden tot de voor uitkering vatbare winst slechts uitkeringen doen indien en voor zover het eigen vermogen groter is dan het gestorte en opgevraagde deel van het kapitaal vermeerderd met de reserves die krachtens de wet of deze statuten moeten worden aangehouden. ---

8. Onder goedkeuring van de algemene vergadering van aandeelhouders kan de directie besluiten tot uitkering van een tussentijds dividend en andere uitkeringen, mits met inachtneming van het bepaalde in de leden 1, 2, 3 en 7 van dit artikel 27. ---

9. Het dividend (tussentijds dividend en andere uitkeringen daaronder in dit en het volgende lid mede begrepen) wordt betaalbaar gesteld ten kantore van de vennootschap op de datum waarop het wordt vastgesteld, tenzij bij dat besluit een andere plaats of datum wordt genoemd. ---

10. Dividenden die vijf jaren na de opeisbaarheid niet zijn opgeëist, zullen vervallen aan de vennootschap. ---

Statutenwijziging en ontbinding ---

Artikel 28. ---

1. Indien aan de algemene vergadering van aandeelhouders een voorstel tot wijziging van deze statuten of tot ontbinding van de vennootschap zal worden gedaan, moet zulks bij de oproeping tot de algemene vergadering van aandeelhouders worden vermeld. ---

Met inachtneming van lid 2 van dit artikel kan een besluit tot statutenwijziging genomen worden door de algemene vergadering van aandeelhouders met een gewone meerderheid van de geldig uitgebrachte stemmen, met dien verstande dat een besluit tot wijziging van artikel 3.5, 5.2 of 5.3 genomen dient te worden met algemene stemmen in een vergadering waar het gehele geplaatste kapitaal aanwezig of vertegenwoordigd is. --

2. Degene die zodanige oproeping heeft gedaan, moet tegelijkertijd een afschrift van dat voorstel, waarin - indien het een voorstel tot wijziging van de statuten betreft - de voorgedragen wijziging woordelijk is opgenomen, ten kantore van de vennootschap neerleggen ter inzage voor iedere aandeelhouder en certificaathouder tot de afloop der vergadering. --

   Bij gebreke daarvan kan over het voorstel niet geldig worden besloten, tenzij het besluit met algemene stemmen wordt genomen in een vergadering waarin het gehele geplaatste kapitaal vertegenwoordigd is. ---
3. De aandeelhouders en certificaathouders moeten in de gelegenheid worden gesteld vanaf de dag der neerlegging van het voorstel, in het vorige lid bedoeld, tot die van de algemene vergadering van aandeelhouders kosteloos een afschrift van dit voorstel te verkrijgen van de vennootschap. ---

Vereffening --

Artikel 29. --

1. Bij ontbinding van de vennootschap geschiedt haar vereffening door de directie, tenzij de algemene vergadering van aandeelhouders bij het besluit tot ontbinding of later daaromtrent anders mocht beslissen. ---
2. Gedurende de liquidatie blijven de bepalingen van deze statuten zoveel mogelijk van kracht. --
3. Het saldo na liquidatie wordt aangewend voor betaling aan de aandeelhouders als volgt:
   a. allereerst wordt aan de houders van preferente aandelen B uitgekeerd de som van: -
      (i) het totale nominale bedrag van de door ieder van hen gehouden preferente aandelen B; ---
      (ii) het eventueel oorspronkelijk op die preferente aandelen B gestorte agio, verminderd met eventuele uitkeringen uit de agioreserve voor de preferente aandelen B welke met betrekking tot die preferente aandelen B zijn gedaan; ------
      (iii) het eventueel oorspronkelijk overeenkomstig lid 4 van artikel 27 aan de dividend reserve voor de preferente aandelen B toegevoegde dividend, vermeer-

derd met de opslag berekend overeenkomstig lid 3 van dat artikel 27 en verminderd met eventuele uitkeringen uit die dividend reserve welke met betrekking tot die preferente aandelen B zijn gedaan; ---

(iv) indien ten tijde van de ontbinding nog een bedrag aan dividenduitkeringen verschuldigd is met betrekking tot die preferente aandelen B ten gevolge van het bepaalde in lid 7 van artikel 27, het verschuldigde bedrag, vermeerderd met de opslag berekend overeenkomstig lid 3 van dat artikel 27; ---

(v) een bedrag gelijk aan het preferent dividend dat verschuldigd is met betrekking tot die preferente aandelen B voor de periode sinds het einde van het laatste boekjaar tot de datum van de liquidatie; ---

b. vervolgens wordt aan de houders van preferente aandelen A uitgekeerd de som van: ---

(i) het totale nominale bedrag van de door ieder van hen gehouden preferente aandelen A; ---

(ii) het eventueel oorspronkelijk op die preferente aandelen A gestorte agio, verminderd met eventuele uitkeringen uit de agioreserve voor de preferente aandelen A welke met betrekking tot die preferente aandelen A zijn gedaan; ---

(iii) het eventueel oorspronkelijk overeenkomstig lid 4 van artikel 27 aan de dividend reserve voor de preferente aandelen A toegevoegd dividend, vermeerderd met de opslag berekend overeenkomstig lid 3 van dat artikel 27 en verminderd met eventuele uitkeringen uit die dividend reserve welke met betrekking tot die preferente aandelen A zijn gedaan; ---

(iv) indien ten tijde van de ontbinding nog een bedrag aan dividenduitkeringen verschuldigd is met betrekking tot die preferente aandelen A ten gevolge van het bepaalde in lid 7 van artikel 27, het verschuldigde bedrag, vermeerderd met de opslag berekend overeenkomstig lid 3 van dat artikel 27; ---

(v) een bedrag gelijk aan het preferent dividend dat verschuldigd is met betrekking tot die preferente aandelen A voor de periode sinds het einde van het laatste boekjaar tot de datum van de liquidatie; ---

c. tenslotte wordt hetgeen resteert uitgekeerd aan de houders van gewone aandelen naar rato van de som van het gezamenlijke nominaal bedrag van ieders gewone aandelen en het eventueel daarop gestorte agio. ---

4. Na afloop van de vereffening blijven de boeken en bescheiden der ontbonden vennoot-

schap, gedurende de wettelijk voorgeschreven termijn, berusten onder de vereffenaar, tenzij de algemene vergadering van aandeelhouders bij het besluit tot ontbinding of later daaromtrent anders mocht beslissen. ---

Slotverklaring. ---

Ten slotte verklaarde de comparant: ---

- dat het thans geplaatste kapitaal bedraagt tachtig miljoen achttienduizend euro --- (EUR 80.018.000,--); ---
- dat, overeenkomstig het bepaalde in artikel 2:72 lid 1 sub b van het Burgerlijk Wetboek, een deskundige als bedoeld in artikel 2:393 lid 1 van het Burgerlijk Wetboek, een aan deze akte te hechten verklaring heeft afgelegd waaruit blijkt dat het eigen vermogen van de vennootschap op een dag binnen vijf maanden voor de omzetting ten minste overeenkwam met het gestorte en opgevraagde deel van het kapitaal; ---
- dat de Minister van Justitie blijkens de, aan deze akte te hechten, verklaring op één september tweeduizend zes onder nummer B.V. 1333241 heeft medegedeeld dat hem ten aanzien van de onderhavige omzetting en statutenwijziging van geen bezwaren is gebleken. ---

Deze akte is heden verleden te Amsterdam. ---

De inhoud van deze akte is aan de verschenen persoon zakelijk meegedeeld en toegelicht. ---

De verschenen persoon verklaarde geen volledige voorlezing te verlangen, van de inhoud van de akte te hebben kennisgenomen en daarmee in te stemmen. ---

Deze akte is vervolgens beperkt voorgelezen en onmiddellijk daarna ondertekend door de verschenen persoon en mij, notaris, om veertien uur vijftig minuten. ---

(Getekend): M. Cremers, Paul Quist. ---

Volgt aangehechte accountantsverklaring: ---



Semi-annual financial statements 2005



PRESS RELEASE

WAVIN GROUP REPORTS FURTHER GROWTH IN SALES AND PROFIT IN FIRST HALF YEAR 2005

Zwolle, 26 August 2005 – The Wavin Group, Europe's leading supplier of plastic pipe systems, has achieved solid revenue growth and margin improvement realising a substantial profit improvement in the first half year of 2005. The results of Hepworth Building Products, acquired in Q1, are fully consolidated in the Wavin Group from the second quarter 2005 onwards.

Key figures (EUR million)*	FHY 2005	FHY 2004	% change
Net Sales	633.2	503.7	25.7%
Operating Profit (EBIT)	46.1	33.0	39.7%
Net Profit	26.1	19.3	35.2%
Cash Flow (net profit + depreciation + amortisation)	48.8	38.2	27.7%

**unaudited figures, based on IFRS and including Hepworth Building Products as from Q2 2005*

- Net sales including Hepworth Building Products (HPB) increased 25.7% to EUR 633.2 million. Like for like sales (excluding HBP) up 13.0 %
- Operating profit (EBIT) including HBP improved 39.7% to EUR 46.1 million. Like for like operating profit (excluding HBP) up 17.2%
- Net profit up 35.2% to EUR 26.1 million
- Integration Hepworth Building Products on track
- Change of ownership transaction expected to be completed in the course of September
- EUR 850 million refinancing facility to be finalised in Q3 2005

Transition to IFRS

In 2005 Wavin is reporting based on the international Financial Reporting Standards (IFRS). The impact of the transition of Dutch GAAP to IFRS on the balance sheet and results is limited.

Change in shareholder structure

On July 8, the shareholders of WMO Beheer (the province of Overijssel and 24 municipalities in and close to Overijssel) approved the sale of their 45.75% stake in Wavin. In the course of September Wavin will have a new shareholder structure. CVC (a 45.75% shareholder since it purchased shares from Shell in 1999) will own 80% of the Wavin-shares, Alpinvest 10% and 10% will be owned by a group of Wavin managers.

In connection with the change in shareholder structure, Wavin is negotiating a new EUR 850 million refinancing facility to fund the transaction. The new facility will replace all existing financial facilities. The company expects to finalise this process in the course of Q3 2005.

Philip Houben, President & CEO, comments:

"After the record performance in sales, operating- and net profit reported over 2004, we have managed to continue this positive trend in the first half year of 2005. Although market circumstances in the European construction industry still leave room for improvement, we were able to restore margins after the sharp increase of raw material prices we faced in 2004.

Much attention is given to the integration of Hepworth Building Products. Substantial synergies have been identified and we will unlock those in the coming years.

After an involvement of fifty years with the company, our founding shareholder WMO Beheer has announced to divest its 45.75% shareholding. We thank WMO Beheer for their large contribution to the development of our Company. At the same time we welcome the new shareholder Alpinvest and we see the enhanced participation of CVC as a vote of confidence for the future of this company and its strategy."

Outlook

Although market conditions in the European construction markets are not buoyant, there still is some growth. Management therefore expects a continuation of the company's positive operating performance with RMI (Repair, Maintenance and Improvement) as an important market driver.

Raw material prices, which had a major influence last year, levelled off somewhat in the second quarter of this year, but are recently showing upward movements again. This may lead to renewed margin pressure in the rest of the year.

The upcoming refinancing and one-off restructuring costs will have a substantial impact on the year end net profit. It is expected however, that sales and operating profit for the full year 2005 will be well ahead of the previous year.

About Wavin

The Wavin Group, with its headquarters in Zwolle, the Netherlands, is a major supplier of pipe system solutions to the European building, civils and utility markets. The company has pro forma sales of over EUR 1.3 billion, including the recently acquired Hepworth Building Products. Wavin currently operates in 27 countries and employs approximately 6,500 people. Outside Europe, it has joint ventures in Australia and New Zealand and a global network of more than 120 agents, licensees and distributors. Wavin has its own internationally recognised R&D centre and allocates considerable sums to the development of new products and processes. More details about Wavin can be found at www.wavin.com

---

For further information:

Herbert van Zijl	T:	+31 38 429 4209
Director Corporate Communication	E:	Herbert_van_Zijl@wavin.com
Wavin Group	M:	+31 6 51461442

Semi-annual financial statements 2006

WAVIN GROUP REPORTS CONTINUED STRONG GROWTH OF REVENUES AND OPERATING PROFIT IN FIRST HALF OF 2006

Zwolle, 6 September 2006 – The Wavin Group, leading supplier of plastic pipe systems and solutions in Europe, reports continued strong growth of revenues and operating profit in the first half of 2006:

- Revenues increased 17.3% to EUR 734.3 million, organically 9.9%
- EBITDA** up 32.2% to 89.6 million, organically 23.2 %
- Further improvement in EBITDA** margin to 12.2% (H1 2005: 10.8%)
- Net profit of EUR 48.5 million (H1 2005 : EUR 14.1 million), including gain from sale of 25% participation in Iplex, Australia and New Zealand
- Hepworth integration achieving synergies and on track
- Continuation of strong performance foreseen for the remainder of 2006

*Wavin Group key figures (EUR million)**	H1 2006	H1 2005	Change
Total Revenues	**734.3**	625.9	17.3%
Revenue breakdown per SBU			
Civils & Infrastructure	**436.9**	395.8	10.4%
Building & Installation	**268.3**	197.8	35.6%
EBITDA **	**89.6**	67.8	32.2%
*EBITDA ** margin*	***12.2%***	*10.8%*	
EBIT**	**60.4**	45.6	32.5%
Net profit	**48.5*** **	14.1	244.0%

* *Results for H1 2006 and 2005 based on the International Financial Reporting Standards (IFRS). Results of Hepworth Building Products, acquired in 2005, are fully consolidated as from Q2 2005.*
** *Before non-recurring items*
*** *Includes non-recurring items such as net gain on sale of participation Iplex and one-off integration charges*

Philip Houben, President & CEO:
"Wavin's results in the first half of 2006 showed continued strong performance across the Group. Revenues in both business units showed significant improvement. Our strategy to achieve a more balanced revenue mix has been successful in view of the very strong performance in the Building & Installation segment which was further supported by our recent acquisitions.
Solid organic revenue growth and improvement in EBITDA has been shown by all geographic regions where Wavin operates. In the important UK/Ireland region the integration of Hepworth Building Products is well on track. Not only have we seen the realisation of synergy benefits, but the region also showed good organic growth over the period. In Central and Eastern Europe, where Wavin has a leading position, developments continue to be favourable."

Revenue and margin development
In the first half of 2006, revenue increased to EUR 734.3 million (H1 2005: EUR 625.9 million).The EBITDA margin improved from 10.8% in H1 2005 to 12.2% in H1 2006. The main contributors to this improvement were a strengthening of gross margins throughout Europe, a favourable change in the business mix in both Business Units towards higher margin segments and the realisation of initial cost synergies from the integration of Hepworth Building Products, which was acquired in 2005.

Financing costs

Financing costs increased substantially from EUR 22.9 million in H1 2005 to EUR 40.2 million in H1 2006 primarily as a result of the Company's refinancing which was completed in September 2005, following the buy-out of WMO Beheer.

Net profit

Net profit in the first half of 2006 was EUR 48.5 million (H1 2005: EUR 14.1 million) and includes non-recurring costs of EUR 8.6 million related to, amongst others, the integration of Hepworth and other recent acquisitions. Net profit also includes a net gain of EUR 41.7 million related to sale of the 25% participation in Iplex (Australia and New Zealand).

Developments per Strategic Business Unit

Both of Wavin's Strategic Business Units have performed strongly:

- Civils & Infrastructure *(Below ground plastic pipe and fitting systems in the product segments Foul Water, Water Management, Water and Gas Distribution and Cable Ducting)*
  Revenues in Civils & Infrastructure increased by 10.4%, to EUR 436.9 million in the first half of 2006. Sales in the Foul Water segment grew substantially as a result of the Hepworth acquisition. Organically, sales also increased due to good performances in The Netherlands, the Nordic Europe region, Ireland and the Central and Eastern Europe region. Revenue in the Water Management segment grew due to the successful focus on higher margin products such as infiltration systems and syphonic roof drainage. Growth in Cable Ducting related to increased demand in telecom ducting systems, especially in The Netherlands and the Nordic Europe region.

- Building & Installation *(Above ground plastic pipe and fitting systems in the product segments Hot & Cold, Soil & Waste, and Other Building Systems such as rainwater and electrical conduit applications)*
  Revenues in Building & Installation increased by 35.6% to EUR 268.3 million in the first half of 2006. The Hot & Cold segment grew strongly in the UK, Italy, Denmark and Central and Eastern European countries. This growth was a result of acquisitions and organic growth. The sharp increase in prices for copper has led to an accelerated substitution by plastic systems. Wavin expects that new product introductions, for example the recently launched Wavin smartFIX 'push-fit' plastic pipe fitting, will enable it to further benefit from this substitution trend. Revenues in the Soil & Waste segment benefited from both acquisitions and sales of low-noise systems.

Developments per region

(EUR million)	Revenue H1 2006	% change compared to H1 2005	EBITDA* H1 2006	% change compared to H1 2005
UK and Ireland	**226**	28%	**29**	22%
North West Europe	**155**	4%	**15**	20%
Nordic Europe	**105**	18%	**12**	65%
Central and Eastern Europe	**79**	29%	**16**	39%
South East Europe	**66**	18%	**7**	25%
South West Europe	**86**	7%	**7**	34%
Others/ Overseas	**17**	21%	**4**	48%
Total	**734**	17%	**90**	32%

** Before non-recurring items*

UK and Ireland
The UK and Ireland is Wavin's largest regional market with revenue of EUR 226 million in the first half of 2006 (2005: EUR: 177 million). EBITDA for H1 2006 increased to EUR 29 million (H1 2005: EUR 23 million).
The increase in revenue and EBITDA was primarily due to the acquisition of Hepworth and continuous high building activity levels in Ireland. The integration of Hepworth is proceeding to plan and the optimisation of the manufacturing footprint in the UK is well underway.

North West Europe (The Netherlands, Germany and Belgium)
The North West Europe region increased its revenues to EUR 155 million in H1 2006 (H1 2005: EUR 149 million). EBITDA was EUR 15 million (H1 2005: EUR 12 million).
A shift towards higher value products and higher margins in water and gas distribution, improved Wavin's results Germany. Throughout the North West Europe region there is a growing awareness of water management issues. Wavin is well placed to address these concerns with its attenuation and infiltration systems. Operating efficiencies in the North West region are improving through the optimisation of production facilities and further back-office integration.

Nordic Europe (Denmark, Norway, Sweden, Finland, Estonia, Latvia and Lithuania)
In H1 2006, the Nordic region increased its revenues to EUR 105 million (H1 2005: EUR 89 million). EBITDA was EUR 12 million (H1 2005: EUR 7 million). Denmark saw a strong performance, due in part to the acquisition of PR Technik. Products such as inspection chambers and manholes have helped Wavin build a strong position in Civils & Infrastructure across the Nordic region. Wavin recently won a number of major road construction projects in Norway and in the Baltics, a number of contracts for large infrastructure projects were signed. In Lithuania, capacity was expanded by adding a production line for sewer pipes.

Central and Eastern Europe (Poland, the Czech Republic, Russia, Slovakia and Ukraine)
In the first half of 2006 the Central and Eastern Europe region increased its revenues to EUR 79 million (H1 2005: EUR 61 million). EBITDA was EUR 16 million (H1 2005: EUR 11 million). Wavin's operations in Poland and the Czech Republic performed particularly well in the first half of 2006. Wavin has committed further investments to this region and has started local manufacturing in Russia to supply the Russian market.

South East Europe (Italy, Hungary and Romania)
The South East Europe region increased its revenue to EUR 66 million in the first half of 2006 (H1 2005: EUR 56 million). EBITDA was EUR 7 million (H1 2005: EUR 6 million).
In Italy, Wavin focuses primarily on the Hot & Cold and Soil & Waste segments and the operations performed well, with underfloor heating contributing significantly to the growth in the Hot & Cold segment. In March 2006, Wavin completed the acquisition of AFA - the Italian distributor of Hepworth products.
Wavin's operations in Hungary performed in line with its expectations but faces a challenging economic climate.
In Romania, the sales force was recently expanded, as a result of which Wavin gained market presence in both Building & Installation and Civils & Infrastructure.

South West Europe (France and Portugal)
The South West Europe region increased its revenue in the first half of 2006 to EUR 86 million (H1 2005: EUR 80 million). EBITDA was EUR 7 million (H1 2005: EUR 5 million).
This increase was primarily due to the increasing demand in the Foul Water and Hot & Cold segments. In France, Wavin recently launched Sales of the new Aquadur pipe system for the potable water and irrigation markets developed according to expectations. Sales of Tegra manholes and other foul water systems continued their growth pattern of previous years. The market responded well to the launch of innovative solutions for water infiltration and retention.

Outlook
Management expects a continuation of the strong performance seen in the first half of the year for the remainder of 2006. Raw material prices have been rising in the second quarter and Wavin foresees continued raw material price pressure in the second half of the year. However, as in previous years, the Company expects to be able to offset these cost increases in its selling prices.

Profile Wavin Group
The Wavin Group is the leading supplier of plastic pipe systems and solutions in Europe. The Company provides essentials: plastic pipe systems and solutions for tap water, surface heating and cooling, soil and waste, rain- and storm water, distribution of drinking water and gas and telecom applications. Wavin is headquartered in Zwolle (The Netherlands) and has a presence in 27 European countries, with manufacturing sites in 16 of those. The Company employs approximately 7,300 people and had pro forma annual sales of EUR 1.4 billion in 2005. Outside Europe, it has a global network of more than 120 agents, licensees and distributors and a manufacturing plant in Foshan, China. More details about Wavin can be found at **www.wavin.com**

For further information:
Herbert van Zijl, Director Corporate Communication Wavin Group
Tel.: *+31 38 429 4209*
Mobile: *+31 6 51461442*
E-mail: *Herbert.van.Zijl@wavin.com*

RECEIVED
2006 OCT 31 P 3:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Restated semi-annual financial statements 2006

WAVIN GROUP REPORTS CONTINUED STRONG GROWTH OF REVENUES AND OPERATING PROFIT IN FIRST HALF OF 2006

Zwolle, 19 September 2006 – The Wavin Group, leading supplier of plastic pipe systems and solutions in Europe, reports continued strong growth of revenues and operating profit in the first half of 2006:

- Revenues increased 17.3% to EUR 734.3 million, organically 9.9%
- EBITDA** up 32.2% to 89.6 million, organically 23.2 %
- Further improvement in EBITDA** margin to 12.2% (H1 2005: 10.8%)
- Net profit of EUR 43.5 million (H1 2005 : EUR 14.1 million), including gain from sale of 25% participation in Iplex, Australia and New Zealand
- Hepworth integration achieving synergies and on track
- Continuation of strong performance foreseen for the remainder of 2006

*Wavin Group key figures (EUR million)**	H1 2006	H1 2005	Change
Total Revenues	**734.3**	625.9	17.3%
Revenue breakdown per SBU			
Civils & Infrastructure	**436.9**	395.8	10.4%
Building & Installation	**268.3**	197.8	35.6%
EBITDA **	**89.6**	67.8	32.2%
*EBITDA ** margin*	***12.2%***	*10.8%*	
EBIT**	**60.4**	45.6	32.5%
Net profit	**43.5*** **	14.1	208.5%

** Results for H1 2006 and 2005 based on the International Financial Reporting Standards (IFRS). Results of Hepworth Building Products, acquired in 2005, are fully consolidated as from Q2 2005.*
*** Before non-recurring items*
**** Includes non-recurring items such as net gain on sale of participation Iplex and one-off integration charges*

Philip Houben, President & CEO:
"Wavin's results in the first half of 2006 showed continued strong performance across the Group. Revenues in both business units showed significant improvement. Our strategy to achieve a more balanced revenue mix has been successful in view of the very strong performance in the Building & Installation segment which was further supported by our recent acquisitions.
Solid organic revenue growth and improvement in EBITDA has been shown by all geographic regions where Wavin operates. In the important UK/Ireland region the integration of Hepworth Building Products is well on track. Not only have we seen the realisation of synergy benefits, but the region also showed good organic growth over the period. In Central and Eastern Europe, where Wavin has a leading position, developments continue to be favourable."

Revenue and margin development
In the first half of 2006, revenue increased to EUR 734.3 million (H1 2005: EUR 625.9 million).The EBITDA margin improved from 10.8% in H1 2005 to 12.2% in H1 2006. The main contributors to this improvement were a strengthening of gross margins throughout Europe, a favourable change in the business mix in both Business Units towards higher margin segments and the realisation of initial cost synergies from the integration of Hepworth Building Products, which was acquired in 2005.

Financing costs
Financing costs increased substantially from EUR 22.9 million in H1 2005 to EUR 40.2 million in H1 2006 primarily as a result of the Company's refinancing which was completed in September 2005, following the buy-out of WMO Beheer.

Net profit
Net profit in the first half of 2006 was EUR 43.5 million (H1 2005: EUR 14.1 million) and includes non-recurring costs of EUR 8.6 million related to, amongst others, the integration of Hepworth and other recent acquisitions. Net profit also includes a net gain of EUR 36.7 million related to sale of the 25% participation in Iplex (Australia and New Zealand).

Developments per Strategic Business Unit
Both of Wavin's Strategic Business Units have performed strongly:

- Civils & Infrastructure *(Below ground plastic pipe and fitting systems in the product segments Foul Water, Water Management, Water and Gas Distribution and Cable Ducting)*
  Revenues in Civils & Infrastructure increased by 10.4%, to EUR 436.9 million in the first half of 2006. Sales in the Foul Water segment grew substantially as a result of the Hepworth acquisition. Organically, sales also increased due to good performances in The Netherlands, the Nordic Europe region, Ireland and the Central and Eastern Europe region. Revenue in the Water Management segment grew due to the successful focus on higher margin products such as infiltration systems and syphonic roof drainage. Growth in Cable Ducting related to increased demand in telecom ducting systems, especially in The Netherlands and the Nordic Europe region.

- Building & Installation *(Above ground plastic pipe and fitting systems in the product segments Hot & Cold, Soil & Waste, and Other Building Systems such as rainwater and electrical conduit applications)*
  Revenues in Building & Installation increased by 35.6% to EUR 268.3 million in the first half of 2006. The Hot & Cold segment grew strongly in the UK, Italy, Denmark and Central and Eastern European countries. This growth was a result of acquisitions and organic growth. The sharp increase in prices for copper has led to an accelerated substitution by plastic systems. Wavin expects that new product introductions, for example the recently launched Wavin smartFIX 'push-fit' plastic pipe fitting, will enable it to further benefit from this substitution trend. Revenues in the Soil & Waste segment benefited from both acquisitions and sales of low-noise systems.

Developments per region

(EUR million)	Revenue H1 2006	% change compared to H1 2005	EBITDA* H1 2006	% change compared to H1 2005
UK and Ireland	**226**	28%	**29**	22%
North West Europe	**155**	4%	**15**	20%
Nordic Europe	**105**	18%	**12**	65%
Central and Eastern Europe	**79**	29%	**16**	39%
South East Europe	**66**	18%	**7**	25%
South West Europe	**86**	7%	**7**	34%
Others/ Overseas	**17**	21%	**4**	48%
Total	**734**	17%	**90**	32%

** Before non-recurring items*

UK and Ireland
The UK and Ireland is Wavin's largest regional market with revenue of EUR 226 million in the first half of 2006 (2005: EUR: 177 million). EBITDA for H1 2006 increased to EUR 29 million (H1 2005: EUR 23 million).
The increase in revenue and EBITDA was primarily due to the acquisition of Hepworth and continuous high building activity levels in Ireland. The integration of Hepworth is proceeding to plan and the optimisation of the manufacturing footprint in the UK is well underway.

North West Europe (The Netherlands, Germany and Belgium)
The North West Europe region increased its revenues to EUR 155 million in H1 2006 (H1 2005: EUR 149 million). EBITDA was EUR 15 million (H1 2005: EUR 12 million).
A shift towards higher value products and higher margins in water and gas distribution, improved Wavin's results Germany. Throughout the North West Europe region there is a growing awareness of water management issues. Wavin is well placed to address these concerns with its attenuation and infiltration systems. Operating efficiencies in the North West region are improving through the optimisation of production facilities and further back-office integration.

Nordic Europe (Denmark, Norway, Sweden, Finland, Estonia, Latvia and Lithuania)
In H1 2006, the Nordic region increased its revenues to EUR 105 million (H1 2005: EUR 89 million). EBITDA was EUR 12 million (H1 2005: EUR 7 million). Denmark saw a strong performance, due in part to the acquisition of PR Technik. Products such as inspection chambers and manholes have helped Wavin build a strong position in Civils & Infrastructure across the Nordic region. Wavin recently won a number of major road construction projects in Norway and in the Baltics, a number of contracts for large infrastructure projects were signed. In Lithuania, capacity was expanded by adding a production line for sewer pipes.

Central and Eastern Europe (Poland, the Czech Republic, Russia, Slovakia and Ukraine)
In the first half of 2006 the Central and Eastern Europe region increased its revenues to EUR 79 million (H1 2005: EUR 61 million). EBITDA was EUR 16 million (H1 2005: EUR 11 million). Wavin's operations in Poland and the Czech Republic performed particularly well in the first half of 2006. Wavin has committed further investments to this region and has started local manufacturing in Russia to supply the Russian market.

South East Europe (Italy, Hungary and Romania)
The South East Europe region increased its revenue to EUR 66 million in the first half of 2006 (H1 2005: EUR 56 million). EBITDA was EUR 7 million (H1 2005: EUR 6 million).
In Italy, Wavin focuses primarily on the Hot & Cold and Soil & Waste segments and the operations performed well, with underfloor heating contributing significantly to the growth in the Hot & Cold segment. In March 2006, Wavin completed the acquisition of AFA - the Italian distributor of Hepworth products.
Wavin's operations in Hungary performed in line with its expectations but faces a challenging economic climate.
In Romania, the sales force was recently expanded, as a result of which Wavin gained market presence in both Building & Installation and Civils & Infrastructure.

South West Europe (France and Portugal)
The South West Europe region increased its revenue in the first half of 2006 to EUR 86 million (H1 2005: EUR 80 million). EBITDA was EUR 7 million (H1 2005: EUR 5 million).
This increase was primarily due to the increasing demand in the Foul Water and Hot & Cold segments. In France, Wavin recently launched Sales of the new Aquadur pipe system for the potable water and irrigation markets developed according to expectations. Sales of Tegra manholes and other foul water systems continued their growth pattern of previous years. The market responded well to the launch of innovative solutions for water infiltration and retention.

Outlook
Management expects a continuation of the strong performance seen in the first half of the year for the remainder of 2006. Raw material prices have been rising in the second quarter and Wavin foresees continued raw material price pressure in the second half of the year. However, as in previous years, the Company expects to be able to offset these cost increases in its selling prices.

Profile Wavin Group
The Wavin Group is the leading supplier of plastic pipe systems and solutions in Europe. The Company provides essentials: plastic pipe systems and solutions for tap water, surface heating and cooling, soil and waste, rain- and storm water, distribution of drinking water and gas and telecom applications. Wavin is headquartered in Zwolle (The Netherlands) and has a presence in 27 European countries, with manufacturing sites in 16 of those. The Company employs approximately 7,300 people and had pro forma annual sales of EUR 1.4 billion in 2005. Outside Europe, it has a global network of more than 120 agents, licensees and distributors and a manufacturing plant in Foshan, China. More details about Wavin can be found at **www.wavin.com**

For further information:
Herbert van Zijl, Director Corporate Communication Wavin Group
Tel.: *+31 38 429 4209*
Mobile: *+31 6 51461442*
E-mail: *Herbert.van.Zijl@wavin.com*